       As filed with the Securities and Exchange Commission on June 1, 2000
                                                 Registration No. 333-31116

               -----------------------------------------------
                -----------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   -----------

                                    FORM S-6

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                           Pre-Effective Amendment No. 1
                                   -----------

           FIRST PENN-PACIFIC VARIABLE LIFE INSURANCE SEPARATE ACCOUNT
                              (Exact Name of Trust)

                    FIRST PENN-PACIFIC LIFE INSURANCE COMPANY
                               (Name of Depositor)
                             10 N. Martingale Road
                           Schaumburg, Illinois 60173
          (Complete Address of Depositor's Principal Executive Offices)


                              Marcia L. DuMond, Esq.
                    FIRST PENN-PACIFIC LIFE INSURANCE COMPANY
                              10 N. Martingale Road
                            Schaumburg, Illinois 60173
                (Name and Complete Address of Agent for Service)


     Copies to:
     Joan E. Boros, Esq.
     Christopher S. Petito
     Jorden Burt Boros Cicchetti
          Berenson & Johnson
     1025 Thomas Jefferson Street, N.W.
     Washington, D.C.  20007-5201

Securities being offered -- variable portion of flexible premium variable life insurance policies.

                                   -----------

Approximate date of proposed public offering: as soon as practicable after the effective date of this registration statement.

The registrant is registering an indefinite amount of securities, by reason of
Section 24(f) of the Investment Company Act of 1940.

The registrant hereby amends this registration statement on such dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

                -----------------------------------------------

                       CROSS REFERENCE SHEET TO PROSPECTUS

Cross reference sheet pursuant to Rule 404(c) showing location in Prospectus of information required by Items of Form N-8B-2.

Item Number in Form N-8B-2                                                         Caption in Prospectus
--------------------------                                                         ---------------------
          ORGANIZATION AND GENERAL INFORMATION

1.  (a)   Name of trust.....................................................     Cover, Definitions

    (b)   Title of each class of securities issued..........................     Cover, Purchase of Policy and
                                                                                 Allocation of Net Premiums

2.  Name & address of each depositor........................................     Cover, First Penn-Pacific Life
                                                                                 Insurance Company

3.  Name & address of custodian.............................................     Variable Account

4.  Name & address of principal underwriter.................................     Distribution of Policies

5.  State in which organized................................................     Variable Account

6.  Date of organization....................................................     Variable Account

9.  Material litigation.....................................................     Legal Proceedings

GENERAL DESCRIPTION OF THE TRUST AND SECURITIES OF THE TRUST

GENERAL INFORMATION CONCERNING SECURITIES AND RIGHTS OF HOLDERS

10. (a), (b)Type of Securities..............................................     Cover, Purchase of Policy and
                                                                                 Allocation of Net Premiums

    (c)   Rights of security holders........................................     Cover, Amount Payable on
          re: withdrawal or redemption                                           Surrender of the Policy, Policy
                                                                                 Loans, Cancellation

    (d)   Rights of security holders........................................     Cover, Cancellation, Amount
          re: conversion, transfer or partial withdrawal                         Payable on Surrender of the
                                                                                 Policy, Partial Withdrawals,
                                                                                 Allocation of Net Premiums,
                                                                                 Transfer of Policy Account
                                                                                 Value

    (e)   Rights of security holders........................................     Termination and Grace Period,
          re: lapses, default, & reinstatement                                   Reinstatement

    (f)   Provisions re: voting rights......................................     Voting Rights

    (g)   Notice to security holders........................................     Statements to Policy Owners

    (h)   Consent of security holders.......................................     Additions, Deletions, and
                                                                                 Substitutions of Securities,
                                                                                 Allocation of Net Premiums

    (i)   Other principal features..........................................     Deductions and Charges, Policy
                                                                                 Benefits and Rights, Policy
                                                                                 Account Value



INFORMATION CONCERNING SECURITIES UNDERLYING TRUST'S SECURITIES
11. Unit of specified securities in which security holders have an interest      Cover, Portfolios

12. (a)-(d) Name of company, name & address of its custodian................     Cover, Portfolios

INFORMATION CONCERNING LOADS, FEES, CHARGES & EXPENSES

13. (a)   With respect to each load, fee, charge & expense..................     Deductions and Charges

    (b)   Deductions for sales charges......................................     Surrender Charge

    (c)   Sales load as percentage of amount invested.......................     Surrender Charge

    (d)-(g) Other loads, fees & expenses....................................     Deductions and Charges

INFORMATION CONCERNING OPERATION OF TRUST

14. Procedure for applications for & issuance of trust's securities.........     Application for a Policy,
                                                                                 Allocation of Net Premiums,
                                                                                 Distribution of Policies

15. Procedure for receipt of payments from purchases of trust's securities..     Application for a Policy,
                                                                                 Allocation of Net Premiums,
                                                                                 Premiums, Transfer of Policy
                                                                                 Account Value

16. Acquisition and disposition of underlying securities....................     Cover, Portfolios

17. (a)   Procedure for withdrawal..........................................     Cover, Amount Payable on
                                                                                 Surrender of the Policy,
                                                                                 Partial Withdrawals,
                                                                                 Cancellation

    (b)   Redemption or repurchase..........................................     Cover, Amount Payable on
                                                                                 Surrender of the Policy,
                                                                                 Partial Withdrawals,
                                                                                 Cancellation

    (c)   Cancellation or resale............................................     Not Applicable

18. (a)   Income of the Trust...............................................     Portfolios, Allocation of  Net
                                                                                 Premiums

19.  Procedure for keeping records & furnishing information to security          Portfolios, Statements to
     holders                                                                     Policy Owners

21. (a) & (b) Loans to security holders.....................................     Policy Loans

23. Bonding arrangements for depositor......................................     Safekeeping of the Variable
                                                                                 Account's Assets

24. Other material provisions...............................................     General Policy Provisions

ORGANIZATION, PERSONNEL & AFFILIATED PERSONS OF DEPOSITOR

ORGANIZATION & OPERATIONS OF DEPOSITOR

25. Form, state & date of organization of depositor.........................     First Penn-Pacific Life
                                                                                 Insurance Company


27. General character of business of depositor..............................     First Penn-Pacific Life
                                                                                 Insurance Company

28. (a)   Officials and affiliates of the depositor.........................     First Penn-Pacific Life
                                                                                 Insurance Company, Officers and
                                                                                 Directors of First Penn-Pacific

    (b)   Business experience of officers and directors of the depositor....     Officers and Directors of First
                                                                                 Penn-Pacific

COMPANIES OWNING SECURITIES OF DEPOSITOR

29. Each company owning 5% of voting securities of depositor................     First Penn-Pacific Life
                                                                                 Insurance Company

CONTROLLING PERSONS

30. Control of depositor....................................................     First Penn-Pacific Life
                                                                                 Insurance Company

                   DISTRIBUTION & REDEMPTIONS OF SECURITIES

DISTRIBUTION OF SECURITIES

35. Distribution............................................................     First Penn-Life Insurance
                                                                                 Company, Distribution of
                                                                                 Policies

38. (a)   General description of method of distribution of securities.......     Distribution of Policies

    (b)   Selling agreement between trust or depositor & underwriter........     Distribution of Policies

    (c)   Substance of current agreements...................................     Distribution of Policies

PRINCIPAL UNDERWRITER

39. (a) & (b) Principal Underwriter.........................................     Distribution of Policies

41. Character of Underwriter's business.....................................     Distribution of Policies

OFFERING PRICE OR ACQUISITION VALUE OF SECURITIES OF TRUST

44. Information concerning offering price or acquisition valuation of            Portfolios, Policy Account
    securities of trust.  (All underlying securities are shares in registered    Value
    investment companies.)..................................................

REDEMPTION VALUATION OF SECURITIES OF TRUST

46. Information concerning redemption valuation of securities of trust.  (All    Portfolios, Policy Account
    underlying securities are shares in a registered investment company.)...     Value

PURCHASE & SALE OF INTERESTS IN UNDERLYING SECURITIES

47. Maintenance of Position.................................................     Cover, Variable Account,
                                                                                 Portfolios, Allocation of Net
                                                                                 Premiums

                  INFORMATION CONCERNING TRUSTEE OR CUSTODIAN

48. Custodian of trust......................................................     Variable Account

50. Lien on trust assets....................................................     Variable Account


INFORMATION CONCERNING INSURANCE OF HOLDERS OF SECURITIES
51. (a)   Name & address of insurer.........................................     Cover, First Penn-Pacific Life
                                                                                 Insurance Company

    (b)   Types of Contracts................................................     Cover, Purchase of Policy and
                                                                                 Allocation of Net Premiums,
                                                                                 Federal Tax Considerations

    (c)   Risks insured & excluded..........................................     Death Benefit, Optional
                                                                                 Insurance Benefits,
                                                                                 Misstatement as to Age and Sex,
                                                                                 Suicide

    (d)   Coverage..........................................................     Cover, Purchase of Policy and
                                                                                 Allocation of Net Premiums

    (e)   Beneficiaries.....................................................     Death Benefit, Beneficiary

    (f)   Terms of cancellations & reinstatement............................     Termination

    (g)   Method of determining amount of premium paid by holder............     Purchase of Policy and
                                                                                 Allocation of Net Premiums

                           POLICY OF REGISTRANT

52. (a) & (c) Selection of Portfolio securities.............................     Additions, Deletions, and
                                                                                 Substitutions of Securities

REGULATED INVESTMENT COMPANY

53. (a)   Taxable status of trust...........................................     Taxation of First Penn-Pacific
                                                                                 and the Variable Account

                    FINANCIAL AND STATISTICAL INFORMATION

59. Financial Statements....................................................     Financial Statements

*Items not listed are not applicable to this Registration Statement.


                                   PROSPECTUS



                                FLEXIBLE PREMIUM
                        VARIABLE LIFE INSURANCE POLICIES
                                    ISSUED BY
                    FIRST PENN-PACIFIC LIFE INSURANCE COMPANY
                             IN CONNECTION WITH ITS
           FIRST PENN-PACIFIC VARIABLE LIFE INSURANCE SEPARATE ACCOUNT
                              10 N. MARTINGALE ROAD
                           SCHAUMBURG, ILLINOIS 60173

                              ADMINISTRATIVE OFFICE

                                P.O. BOX 150482
                            HARTFORD, CT 06115-0482
                                1-800-444-2363

This prospectus describes Flexible Premium Variable Life Insurance Policies (the "Policies") offered by First Penn-Pacific Life Insurance Company ("we", "us, or "First Penn-Pacific") for prospective insured persons ages 30-80. We require you to pay at least $10,000 in Initial Premium. Subject to certain restrictions, however, you may pay additional Premiums and increase or decrease the level of life insurance benefits under your Policy.

You may also choose our Long-Term/Convalescent Care Benefits Riders. These Riders provide primarily for the reimbursement of certain care expenses during the life of the Insured if he or she becomes Chronically Ill, as defined in the Riders. The total benefits payable under our base Rider equals the Death Benefit under your Policy, less any loans. You may also purchase extended coverage. Payment of benefits under the base Rider reduces the Death Benefit payable by an equal amount. The Long-Term/Convalescent Care Benefits Riders are described at pages [29-31] of this Prospectus.

You also may choose our Guarantee Enhancement Rider. While this Rider is in effect, your Policy will remain in force at a reduced level of coverage if the Surrender Value no longer is sufficient to pay the monthly charges.

                            (CONTINUED ON NEXT PAGE)
------------------------------------------------------------------------------



THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                THE DATE OF THIS PROSPECTUS IS JUNE 1, 2000.

The Policy is a modified endowment contract for Federal income tax purposes, except in certain cases described in "Federal Tax Considerations" beginning on page [43]. A loan, distribution or other amount received from a modified endowment contract during the life of the Insured will be taxed to the extent of any accumulated income in the Policy. Any taxable withdrawal will also be subject to an additional ten percent penalty tax, with certain exceptions.


The Policy currently offers eighteen investment options, each of which is a Sub-Account of the First Penn-Pacific Variable Life Insurance Separate Account (the "Variable Account"). Each Sub-Account invests exclusively in shares of one of the following Portfolios:


AIM VARIABLE INSURANCE FUNDS, INC.
  -  AIM V.I. Value Fund
  -  AIM V.I. Growth & Income Fund
  -  AIM V.I. International Equity Fund
  -  AIM V.I. Capital Appreciation Fund

ALLIANCE VARIABLE PRODUCTS SERIES FUND (CLASS B SHARES)
  -  Premier Growth Portfolio
  -  Growth & Income Portfolio
  -  Growth Portfolio
  -  Technology Portfolio

DELAWARE GROUP PREMIUM FUND
  -  Trend Series
  -  Growth and Income Series
  -  Select Growth Series
  -  International Equity Series

FIDELITY VIP FUND
  -  VIP II Contrafund Portfolio (Service Class)
  -  VIP II Index 500 Portfolio (Initial Class)
  -  VIP Growth Portfolio (Service Class)
  -  VIP Overseas Portfolio (Service Class)

LINCOLN NATIONAL FUNDS
  -  Lincoln National Bond Fund, Inc.
  -  Lincoln National Money Market Fund, Inc.


Not all of the Sub-Accounts may be available under your Policy. You should contact your representative for further information as to the availability of the Sub-Accounts. We may make other investment options available in the future. You also may allocate all or part of your Net Premiums to our Fixed Account.

Your Policy does not have a guaranteed minimum Policy Account Value. Your Policy Account Value will rise and fall, depending on the investment performance of the Portfolios underlying the Sub-Accounts to which you allocate your Net Premiums. You bear the entire investment risk on amounts allocated to the Sub-Accounts. The investment policies and risks of each Portfolio are described in the accompanying prospectuses for the Portfolios. The Policy Account Value will also reflect Net Premiums, amounts withdrawn, and cost of insurance and any other charges.

When the Insured dies, we will pay a Death Benefit to a Beneficiary specified by you. We will subtract from the Death Benefit the Loan Account Value, any unpaid loan interest, any unpaid Policy charge, and any benefits previously paid under our Long Term/Convalescent Care Benefits Riders. The Death Benefit generally will equal the Specified Amount of your Policy. In certain circumstances, however, the Death Benefit may be greater than the Specified Amount of your Policy. In those circumstances, the Death Benefit may increase or decrease based on the investment experience of the Portfolios underlying the Sub-Accounts to which you have allocated your Net Premiums.

Your Policy will remain in force as long as your Surrender Value is sufficient to pay the monthly charges or you have an in force Guarantee Enhancement Rider. You generally may cancel your Policy by returning it to us within thirty days after you receive it. We will refund your Premium.

In the future, in certain states the Policies may be offered as group contracts with individual ownership represented by Certificates. The discussion of Policies in this Prospectus applies equally to Certificates under group contracts, unless the context specifies otherwise.

IT MAY NOT BE ADVANTAGEOUS FOR YOU TO PURCHASE VARIABLE LIFE INSURANCE TO REPLACE YOUR EXISTING INSURANCE COVERAGE OR IF YOU ALREADY OWN A VARIABLE LIFE INSURANCE POLICY.

YOUR POLICY AND THE INVESTMENTS IN THE PORTFOLIOS ARE NOT DEPOSITS, OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY ANY BANK. YOUR POLICY IS SUBJECT TO INVESTMENT RISKS, INCLUDING THE POSSIBLE LOSS OF THE PRINCIPAL AMOUNT INVESTED. YOUR POLICY IS NOT INSURED BY THE FDIC, THE FEDERAL RESERVE BOARD, OR ANY OTHER AGENCY.

THIS PROSPECTUS IS VALID ONLY IF ACCOMPANIED BY THE CURRENT PROSPECTUSES FOR THE PORTFOLIOS LISTED ABOVE. IF ANY OF THOSE PROSPECTUSES ARE MISSING OR OUTDATED, PLEASE CONTACT US AND WE WILL SEND YOU THE PROSPECTUS YOU NEED.

PLEASE READ THIS PROSPECTUS CAREFULLY AND RETAIN IT FOR YOUR FUTURE REFERENCE.

The Policy may not be available in all states.

                                TABLE OF CONTENTS

                                                                            Page
DEFINITIONS....................................................................8

FEES AND EXPENSES.............................................................10

QUESTIONS AND ANSWERS ABOUT YOUR POLICY.......................................12

PURCHASE OF POLICY AND ALLOCATION OF NET PREMIUMS.............................19
   Application for a Policy...................................................19
   Premiums...................................................................20
   Allocation of Net Premiums.................................................21
   Policy Account Value.......................................................21
   Accumulation Unit Value....................................................22
   Transfer of Policy Account Value...........................................22
   Transfers Authorized by Telephone..........................................23
   Dollar Cost Averaging......................................................23
   Asset Rebalancing..........................................................24

THE INVESTMENT AND FIXED ACCOUNT OPTIONS......................................24
   Variable Account Investments...............................................24
      Portfolios..............................................................24
      Voting Rights...........................................................26
      Additions, Deletions, and Substitutions of Securities...................27
   The Fixed Account..........................................................28

POLICY BENEFITS AND RIGHTS....................................................28
   Death Benefit..............................................................28
   Change in the Specified Amount.............................................30
   Optional Insurance Benefits................................................30
      Long Term/Convalescent Care Benefits Riders.............................31
      Guarantee Enhancement Rider.............................................33
   Policy Loans...............................................................33
   Amount Payable on Surrender of the Policy..................................34
   Partial Withdrawals........................................................34
   Proceeds Options...........................................................35
   Policy after Age 100.......................................................36
   Termination and Grace Period...............................................36
   Reinstatement .............................................................37
   Cancellation ..............................................................37
   Postponement of Payments ..................................................37

DEDUCTIONS AND CHARGES........................................................38
   Premium Expense Charge.....................................................38
   Mortality and Expense Risk Charge .........................................38


   Other Variable Account Charge .............................................38
   Monthly Deduction..........................................................38
      Cost of Insurance Charge................................................39
      Monthly Expense Charge..................................................39
      Rider Charges...........................................................39
   Portfolio Expenses.........................................................40
   Surrender Charge...........................................................40
   Partial Withdrawal Transaction Fee.........................................40
   Transfer Fee...............................................................41
   Special Provisions for Group or Sponsored Arrangements ....................41

GENERAL POLICY PROVISIONS.....................................................41
   Statements to Policy Owners................................................41
   Limit on Right to Contest..................................................42
   Suicide....................................................................42
   Misstatement as to Age and Sex.............................................42
   Beneficiary................................................................42
   Assignment.................................................................43
   Dividends..................................................................43
   Notice and Elections.......................................................43
   Modification...............................................................43

FEDERAL TAX CONSIDERATIONS....................................................43
   Taxation of First Penn-Pacific and the Variable Account....................43
   Tax Status of the Policy ..................................................44
     Diversification Requirements.............................................44
     Owner Control............................................................45
   Tax Treatment of Life Insurance Death Benefit Proceeds.....................45
   Tax Deferral During Accumulation Period....................................46
     Policies Which Are MECs..................................................46
     Policies Which Are Not MECs..............................................47
   Long Term/Convalescent Care Benefits Riders................................47
   Status of Policy after Age 100.............................................47
   Actions to Ensure Compliance with the Tax Law..............................48
   Federal Income Tax Withholding.............................................48
   Tax Advice.................................................................48

DESCRIPTION OF FIRST PENN-PACIFIC AND THE VARIABLE ACCOUNT....................48
   First Penn-Pacific.........................................................48
   Officers and Directors of First Penn-Pacific...............................49
   Variable Account...........................................................50
   Safekeeping of the Variable Account's Assets...............................50
   State Regulation of First Penn-Pacific.....................................50

DISTRIBUTION OF POLICIES......................................................51


LEGAL PROCEEDINGS.............................................................51

LEGAL MATTERS.................................................................52

REGISTRATION STATEMENT........................................................52

EXPERTS.......................................................................52

FINANCIAL STATEMENTS..........................................................52

ILLUSTRATIONS................................................................I-1



THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT BE LAWFULLY MADE. FIRST PENN-PACIFIC DOES NOT AUTHORIZE ANY INFORMATION OR REPRESENTATIONS REGARDING THE OFFERING DESCRIBED IN THIS PROSPECTUS OTHER THAN AS BASED IN THIS PROSPECTUS.

DEFINITIONS

Please refer to this list for the meaning of the following terms:

ACCUMULATION UNIT - An accounting unit of measurement that we use to calculate the value of a Sub-Account.

AGE - An Insured's age at his or her last birthday.

BENEFICIARY(IES) - The person(s) named by you to receive the Death Benefit under the Policy.

DEATH BENEFIT - The amount payable to the Beneficiary under your Policy upon the death of the Insured, before we subtract any permitted deductions under your Policy.

DOLLAR COST AVERAGING - Our program under which we periodically transfer Policy Account Value to the Sub-Accounts of your choice, until the source you designate is exhausted or you instruct us to stop.

FIXED ACCOUNT - The portion of the Policy Account Value allocated to our general account.

GRACE PERIOD - A 61-day period during which your Policy will remain in force so as to permit you to pay a sufficient amount to keep your Policy from lapsing.

INSURED - The person whose life is insured under your Policy.

ISSUE DATE - The Issue Date in your Policy Schedule. It is the date the requirements for coverage have been received, and your Policy is approved. It is used to determine Policy Anniversaries, Policy Years and the Monthly Anniversary Day.

LOAN ACCOUNT - An account established for amounts transferred from the Sub-Accounts or the Fixed Account as security for outstanding Policy Loans.

LOAN ACCOUNT VALUE - An amount equal to the sum of all amounts transferred to the Loan Account plus credited interest.

MONTHLY ANNIVERSARY DAY - The same day in each month as the Issue Date or the next Valuation Day, if that day is not a Valuation Day or is non-existent for that month. The day of the month on which the Monthly Deduction is taken from your Policy Account Value.

MONTHLY DEDUCTION - The amount deducted from your Policy Account Value on each Monthly Anniversary Day for the cost of insurance charge, the Monthly Expense Charge and the cost of any benefit Rider.

NET POLICY ACCOUNT VALUE - The Policy Account Value less the Loan Account Value.

NET PREMIUM - A Premium less any Premium Expense Charge.

POLICY ACCOUNT VALUE - The sum of the values of your interests in the Sub-Accounts, the Fixed Account and the Loan Account.

POLICY ANNIVERSARY - The same day and month as the Issue Date for each subsequent year the Policy remains in force.

POLICY OWNER ("YOU") - The person(s) having the privileges of ownership defined in your Policy. The Policy Owner may or may not be the same person as the Insured.

POLICY YEAR - Each twelve-month period beginning on the Issue Date and each Policy Anniversary.

PORTFOLIO(S) - The underlying mutual funds in which the Sub-Accounts invest. Each Portfolio is an investment company registered with the SEC or a separate investment series of a registered investment company.

PREMIUM - An amount paid to us as payment for your Policy by you or on your behalf.

SEC - The United States Securities and Exchange Commission.

SPECIFIED AMOUNT - The amount designated as such on the Policy Schedule of your Policy or as subsequently changed in accordance with the terms of your Policy. It is used to determine the amount of Death Benefit.

SUB-ACCOUNT - A division of the Variable Account, which invests wholly in shares of one of the Portfolios.

SUB-ACCOUNT VALUE - The value of the assets held in a Sub-Account.

SURRENDER VALUE - The Net Policy Account Value less any Surrender Charge.

TAX CODE - The Internal Revenue Code of 1986, as amended.

VALUATION DAY - Each day the New York Stock Exchange is open for business and we are open, except any day on which we can delay payment of an amount attributable to the Variable Account as provided in "Postponement of Payments" on page [36] below.

VALUATION PERIOD - The period of time over which we determine the change in the value of the Sub-Accounts. Each Valuation Period begins at the close of normal trading on the New York Stock Exchange ("NYSE"), currently 4:00 p.m. Eastern time, on each Valuation Day and ends at the close of the NYSE on the next Valuation Day.

VARIABLE ACCOUNT - First Penn-Pacific Variable Life Insurance Separate Account, which is a segregated investment account of First Penn-Pacific.

FEES AND EXPENSES

The following tables are designed to help you understand the fees and expenses that you bear, directly or indirectly, as a Policy Owner. The first table labeled "Policy Charges and Deductions" describes the Policy charges and deductions you directly bear under the Policy. The second table labeled "Portfolio Expenses" describes the fees and expenses of the Portfolios that you bear indirectly when you purchase a Policy. (See "Deductions and Charges", beginning on page [38]).

                          POLICY CHARGES AND DEDUCTIONS


CHARGES DEDUCTED FROM POLICY ACCOUNT VALUE(5)

Monthly Cost of Insurance Charge:(1)

      Current                                Guaranteed


      Ranges from $.08 per $1,000 of net     Ranges from $.10 per $1,000 of net
      amount at risk to $55.29 per $1,000    amount at risk to $83.33 per $1,000
      of net amount at risk.                 of net amount at risk.


Monthly Expense Charge:
     Current:                        $6.00 per month
     Guaranteed Maximum:             $8.00 per month

TRANSACTION CHARGES

Transfer Fee:                        $25 per transfer request after the first
                                     twelve transfer requests in each Policy
                                     Year(2)

DEFERRED SALES CHARGE

Maximum Surrender Charge:            As a percentage of your Initial Premium(3)

                                         Issue Age        30-50   51-65   66-80
                                     Policy Years 1-10     12%      8%     6%
                                             11           9.6%     6.4%   4.8%
                                             12           7.2%     4.8%   3.6%
                                             13           4.8%    3.27%   2.4%
                                             14           2.4%     1.6%   1.2%
                                             15            0%       0%     0%

Partial Withdrawal
Transaction Fee:                    Lesser of $25 or 2% of the amount withdrawn
                                    per partial withdrawal

CHARGES DEDUCTED FROM THE SUB-ACCOUNTS

Annual Variable Account Charges:
  Mortality and Expense Risk Charge: An annual effective rate of 1.00% of average daily net assets in the Variable
                                     Account

  Federal Income Tax Charge:         Currently none (4)


PREMIUM EXPENSE CHARGE:              3.5% of each Premium


(1) The basis of the cost of insurance charges and the calculation of the net amount at risk are described in "Monthly Deduction - Cost of Insurance Charge," on page [39].


(2) Transfers under our Dollar Cost Averaging and Asset Rebalancing programs do not count against the twelve free transfer limit. See "Transfer Fee" on page [41].


(3) The Surrender Charge is a percentage of the Initial Premium only. Payment of additional premiums does not affect the Surrender Charge. The Surrender Charge declines to 0% after the fourteenth Policy Year. The Surrender Charge is imposed to cover a portion of the sales expense we incur in distributing the Policies. See "Surrender Charge," on page
     [40].




(4) We currently do not assess a charge for federal income taxes that may be attributable to the operations of the Variable Account. We reserve the right to do so in the future. See "Other Variable Account Charge", page [38].


(5) If you select our Long Term/Convalescent Care Riders or Guarantee Enhancement Rider, we will deduct an additional charge for each Rider each month as part of your monthly deduction. The monthly charge will depend upon the type of Rider(s) you select and the factors described in "Monthly Deduction - Rider Charges" on page [39].

                              PORTFOLIO EXPENSES(1)

     (As a percentage of average daily net assets after fee waivers and expense reimbursements)

---------------------------------------------------------------------------------------------------------
                                                                                  TOTAL         TOTAL
                                                                                PORTFOLIO     PORTFOLIO
                                             MANAGEMENT                           OTHER         ANNUAL
PORTFOLIO                                       FEES           12B-1 FEES        EXPENSES      EXPENSES
---------------------------------------------------------------------------------------------------------
AIM V.I. Value Fund(2)                         0.61%            None               0.15%         0.76%
---------------------------------------------------------------------------------------------------------
AIM V.I. Growth & Income Fund(2)               0.61%            None               0.16%         0.77%
---------------------------------------------------------------------------------------------------------
AIM V.I. International Equity Fund(2)          0.75%            None               0.22%         0.97%
---------------------------------------------------------------------------------------------------------
AIM V.I. Capital Appreciation Fund(2)          0.62%            None               0.11%         0.73%
---------------------------------------------------------------------------------------------------------
Alliance V.P. Premier Growth Portfolio-        1.00%            0.25               0.04%         1.29%
Class B
---------------------------------------------------------------------------------------------------------
Alliance V.P. Growth & Income Portfolio-       0.63%            0.25%              0.09%         0.97%
Class B
---------------------------------------------------------------------------------------------------------
Alliance V.P. Growth Portfolio-Class B         0.75%            0.25%              0.12%         1.12%
---------------------------------------------------------------------------------------------------------
Alliance V.P. Technology Portfolio-Class B(3)  1.00%            0.25%              0.27%         1.52%
---------------------------------------------------------------------------------------------------------
Delaware Group Premium Trend Series(4)         0.75%            None               0.07%         0.82%
---------------------------------------------------------------------------------------------------------
Delaware Group Premium Growth and Income       0.60%            None               0.11%         0.71%
Series(4)
---------------------------------------------------------------------------------------------------------
Delaware Group Premium Select Growth           0.75%            None               0.06%         0.81%
Series(4)
---------------------------------------------------------------------------------------------------------
Delaware Group Premium International           0.83%            None               0.09%         0.92%
Equity Series(4)
---------------------------------------------------------------------------------------------------------
Fidelity VIP II Contrafund Portfolio-Service   0.58%            0.10%              0.10%         0.78%
Class(5)
---------------------------------------------------------------------------------------------------------
Fidelity VIP II Index 500 Portfolio-Initial    0.24%            None               0.04%         0.28%
Class(5),(6)
---------------------------------------------------------------------------------------------------------
Fidelity VIP Growth Portfolio-Service Class    0.58%            0.10%              0.09%         0.77%
(5)
---------------------------------------------------------------------------------------------------------
Fidelity VIP Overseas Portfolio-Service Class  0.73%            0.10%              0.18%         1.01%
(5)
---------------------------------------------------------------------------------------------------------
Lincoln National Bond Fund                     0.45%            None               0.08%         0.53%
---------------------------------------------------------------------------------------------------------
Lincoln National Money Market Fund             0.48%            None               0.11%         0.59%
---------------------------------------------------------------------------------------------------------



(1) All Portfolio Expenses are based on 1999 expenses. Since Delaware Group Premium Select Growth Series commenced operations on May 3, 1999, its expenses are estimated and annualized.

(2) AIM Advisors, Inc. ("AIM") may from time to time waive or reduce its fees. Effective May 1, 1998, the AIM Portfolios reimburse AIM in an amount up to 0.25% of the average net asset value of each AIM Portfolio for expenses incurred in providing or assuring that participating insurance companies provide certain administrative services. The Total Fund Other Expenses for the AIM Portfolios include reimbursements paid for this purpose.

(3) These figures are based on this Portfolio's annualized expenses for 1999, restated to reflect the termination of a voluntary expense limitation effective May 1, 2000.

(4) Effective May 1, 2000 through October 31, 2000, Delaware Management has voluntarily agreed to waive its management fees and reimburse the expenses of the Delaware Trend Series, Select Growth Series, and
       Growth and Income Series, to the extent that such Portfolios' total operating expenses, exceed 0.85%, 0.80%, and 0.85%, respectively, of average daily net assets. Effective May 1, 2000 through October 31, 2000, Delaware International has voluntarily agreed to waive its management fee and reimburse the expenses of the Delaware
       International Equity Series to the extent that such Portfolio's total expenses exceed 0.95% of average daily net assets. Delaware
       Management has voluntarily agreed to waive its management fee for Delaware Growth and Income Series in excess of 0.60% of average daily net assets. Delaware Management may end this waiver at any time. Without such waivers and/or reimbursements, the Management Fees, Other Expenses, and total Annual Expenses for those Portfolios would have been: 0.80%, 0.11% and 0.91%, respectively, of average daily net assets for Delaware Growth and Income Series; and 0.85%, 0.09%, and 0.09%, respectively, of average daily net assets for Delaware International Equity Series. In 1999, Delaware Management did not waive its management fees or reimburse expenses for the Delaware Trend Series and Select Growth Series.

(5) A portion of the brokerage commissions that certain Fidelity Portfolios paid was used to reduce each of these Portfolios expenses. In addition, certain Portfolios, or FMR on behalf of VIP II Index 500 Portfolio, entered into arrangements with their custodians whereby credits realized against uninvested cash balances were used to reduce custodian expenses. Including those reductions, Total Expenses would have been 0.75% of average daily net assets for VIP II Contrafund Portfolio and VIP Growth Portfolio, and 0.98% of average daily net assets for VIP Overseas Portfolio.

(6)    Effective August 27, 1992, FMR voluntarily agreed to reimburse
       Initial Class of the VIP II Index 500 Portfolio to the extent that total operating expenses (with the exceptions noted below) exceed 0.28% of its average net assets. Expenses eligible for reimbursement do not include interest, taxes, brokerage commissions or extraordinary expenses. In addition, sub-advisory fees paid by VIP II Index 500 Portfolio associated with securities lending are not eligible for reimbursement. This arrangement can be terminated by FMR at any time. Before these reimbursements and the expense reductions described in note (5) above, the total annual operating expenses for the VIP II Index 500 Portfolio were 0.34%


                     QUESTIONS AND ANSWERS ABOUT YOUR POLICY

These are answers to questions that you may have about some of the more important features of the Policy. The Policy is described more fully in the remainder of this Prospectus. Please read this Prospectus carefully. Unless otherwise indicated, the description of the Policy contained in this Prospectus assumes that the Policy is in force, that there is no Loan Account Value and that current federal tax laws apply.

1.       WHAT IS A FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY?

The Policy has a Death Benefit, Policy Account Value, and other features similar to life insurance policies providing fixed benefits. It is a "flexible premium" policy because it provides some flexibility in determining when and how much Premium to pay. You should be aware, however, that unlike many flexible premium policies, the Policy requires you to pay a significant

Initial Premium and your ability to pay additional Premium without submitting evidence of insurability is limited. It is a "variable" Policy because the Policy Account Value and, in some circumstances, the Death Benefit vary according to the investment performance of the Sub-Accounts to which you have allocated your Net Premiums. The Policy Account Value is not guaranteed. The Policy provides you with the opportunity to take advantage of any increase in your Policy Account Value, but you also bear the risk of any decrease.

2.       WHO MAY PURCHASE A POLICY?

We will issue a Policy on the life of a prospective Insured age 30-80 who meets our underwriting standards. We may apply a lower maximum age limit if you apply for certain Long Term/Convalescent Care Benefits Riders.

3.       WHAT IS THE DEATH BENEFIT?

While the Policy is in force, we will pay a Death Benefit to the Beneficiary upon the death of the Insured. The Death Benefit will be the greater of the Specified Amount or a percentage of the Policy Account Value. Before we pay the Death Benefit to the Beneficiary, however, we will subtract the Loan Account Value, any additional accrued loan interest, any due and unpaid charges, and an amount equal to the benefits paid under our Long Term/Convalescent Care Benefits Riders, if you have received any. In addition, if you withdraw part of your Policy Account Value, we will reduce the Specified Amount by an equal amount. See "Partial Withdrawals" on pages [34-35].

4.       WHAT ARE THE LONG-TERM/CONVALESCENT CARE BENEFIT RIDERS?

These Riders provide primarily for reimbursement of certain care expenses during the life of the Insured if he or she becomes Chronically Ill, as defined in the Rider. You may select our base Rider and add additional Riders providing additional benefits. The base Rider provides for a maximum benefit equal to the Death Benefit under your Policy, less any loans, determined as of the date we approve your claim for benefits under the Rider. The payment of benefits under the base Rider in effect is a prepayment of the Death Benefit, since each benefit payment reduces the Death Benefit payable by an equal amount. You may also purchase an Extension of Benefits Rider, to provide either a fixed or gradually increasing extension of your coverage, after you have used up the coverage provided by the base Rider. There is also a daily reimbursement limit.

If your Policy lapses before the Insured qualifies for benefits under these Riders, the Riders also lapse. However, if the Policy lapses while the Insured is eligible for benefits under these Riders, we will pay or continue to pay benefits under the Riders as long as the Insured continues to be eligible for benefits, up to the maximum benefit limit.

We deduct the cost of these Riders as part of the Monthly Deduction from your Policy Account Value. For more information, see "Long-Term/Convalescent Care Benefits Riders" at pages [31-32] of this Prospectus. Amounts deducted to pay for these Riders may be taxable to you as ordinary income. For more information, see "Federal Tax Considerations: Long Term/Convalescent Care Benefits Rider" at page [47] below.

5.       HOW WILL THE POLICY ACCOUNT VALUE OF MY POLICY BE DETERMINED?

Your Net Premiums are invested in one or more of the Sub-Accounts or allocated to the Fixed Account, as you instruct us. Your Policy Account Value is the sum of the values of your interests in the Sub-Accounts, plus the values in the Fixed Account and the Loan Account. Your Policy Account Value will depend on the investment performance of the Sub-Accounts and the amount of interest we credit to the Fixed Account and the Loan Account, as well as the Net Premiums paid, partial withdrawals, and charges assessed. We do not guarantee a minimum Policy Account Value on the portion of your Net Premiums allocated to the Variable Account.

6.       WHAT ARE THE PREMIUMS FOR THIS POLICY?

Your Initial Premium must equal at least $10,000. If you choose, you may pay additional Premiums of at least $100 each, subject to the restrictions described in this Prospectus. You may pay additional Premium up to the lesser of $5,000 or 10% of your Initial Premium without providing evidence of insurability. Before we accept additional Premium in excess of that amount, however, we may require you to provide evidence of insurability, if an increase in the Death Benefit would result. We may refuse any additional Premium in our discretion; however, you may always pay any additional Premium necessary to keep your Policy in force.

7.       CAN I INCREASE OR DECREASE MY POLICY'S SPECIFIED AMOUNT?

Yes, you have considerable flexibility to increase or decrease your Policy's Specified Amount. You may request an increase and/or decrease by sending us a written request. If you request an increase in Specified Amount, we may require that you provide us with evidence of insurability that meets our underwriting standards. We may grant or deny your request in our discretion. An increase in the Specified Amount of your Policy will increase the charges deducted from your Policy Account Value. However, it will not affect the Surrender Charge. We will not permit you to decrease the Specified Amount of your Policy below the Minimum Specified Amount shown in your Policy Schedule. For more detail, see "Change in Specified Amount", on page [30].

8.       WHEN IS THE POLICY EFFECTIVE?

In general, if we approve your application, your Policy will be effective and your life insurance coverage under the Policy will begin as of the date that we receive your Initial Premium after satisfaction of the applicable underwriting requirements. While your application is in underwriting and you have paid your Initial Premium, we may provide you with temporary life insurance coverage in accordance with the terms of our conditional receipt.

If we approve your application, you will earn interest on your initial Net Premiums from the date we received them. We will begin to deduct the Policy charges as of the Issue Date. We will temporarily allocate your initial Net Premium to our Money Market Sub-Account until we allocate it to the other Sub-Accounts and/or the Fixed Account in accordance with the procedures described in the Answer to Question 9.

If we reject your application, we will not issue you a Policy. We will return any Premium you have paid. We will not subtract any Policy charges from the amount we refund to you.

9.       HOW ARE MY NET PREMIUMS ALLOCATED?

Before your Premiums are allocated to the Policy Account Value, we deduct a Premium Expense Charge of 3.5% of each Premium. This charge covers a portion of our distribution expenses, state premium tax expenses and certain federal tax liabilities associated with the receipt of Premiums. For more detail, see "Premium Expense Charge" on page [38]. The remaining amount is called the Net Premium.


When you apply for the Policy, you specify in your application how to allocate your Net Premiums among the Sub-Accounts and the Fixed Account. The amount allocated to any Sub-Account must be in whole percentages and result in a Sub-Account Value of at least $100 or a Fixed Account Value of $2500. The total allocations must equal 100%. We allocate any subsequent Net Premiums in those percentages until you give us new written instructions. In the future, we may change these limits.


If we approve your application, on the Issue Date, your initial Net Premium will be allocated to the Money Market Sub-Account. Forty days after the Issue
Date, we will allocate your Policy Account Value to the Sub-Accounts and the Fixed Account in accordance with your instructions.

Additional Premiums generally will be allocated as of the date we receive your Premium in our Administrative Office. We may delay allocating a subsequent premium if evidence of insurability is required.

You may transfer Policy Account Value among the Sub-Accounts and the Fixed Account while the Policy is in force, by writing to us or calling us at 1-800-444-2363. We may charge a fee of $25 per transfer request (a request may involve more than a single transfer) after the first 12 transfers in any Policy Year, not counting Dollar Cost Averaging requests and Asset Rebalancing transfers. We may change the number of free transfer requests at any time, subject to the contractual limit described above, but the transfer fee will never exceed $25 per transfer request. While you may also transfer amounts from the Fixed Account, certain restrictions apply. For more detail, see "Transfer of Policy Account Value" and "Transfers Authorized by Telephone", on pages [22-23].


You may also use our automatic Dollar Cost Averaging program or our Asset Rebalancing program. Under the Dollar Cost Averaging program, periodically amounts are automatically transferred to the Sub-Accounts at regular intervals from the account of your choice. For more detail, see "Dollar Cost Averaging", on pages [23-24].

Under the Asset Rebalancing program, you periodically can readjust the percentage of your Policy Account Value allocated to each Sub-Account to maintain a pre-set level. Investment results will shift the balance of your Policy Account Value allocations. If you elect Asset Rebalancing, we periodically transfer your Policy Account Value back to the specified percentages at the frequency that you specify. For more detail, see "Asset Rebalancing", on page [24].


10.      WHAT ARE MY INVESTMENT CHOICES UNDER THE POLICY?

You can allocate and reallocate your Policy Account Value among the Sub-Accounts, each of which in turn invests in a single Portfolio. Under the Policy, the Variable Account currently invests in the following Portfolios:


AIM VARIABLE INSURANCE FUNDS, INC.
  -   AIM V.I. Value Fund
  -   AIM V.I. Growth and Income Fund
  -   AIM V.I. International Equity Fund
  -   AIM V.I. Capital Appreciation Fund

ALLIANCE VARIABLE PRODUCTS SERIES FUND (CLASS B SHARES)
  -   Growth Portfolio
  -   Premier Growth Portfolio
  -   Growth and Income Portfolio
  -   Technology Portfolio

DELAWARE GROUP PREMIUM FUND
  -   Trend Series
  -   Growth and Income Series
  -   Select Growth Series
  -   International Equity Series

FIDELITY VIP FUND
  -   VIP II Contrafund Portfolio (Service Class)
  -   VIP II Index 500 Portfolio (Initial Class)
  -   VIP Growth Portfolio (Service Class)
  -   VIP Overseas Portfolio (Service Class)

LINCOLN NATIONAL FUNDS
  -   Lincoln National Bond Fund, Inc.
  -   Lincoln National Money Market Fund, Inc.


Each Portfolio holds its assets separately from the assets of the other Portfolios. Each Portfolio has distinct investment objectives and policies, which are described in the accompanying Prospectuses for the Portfolios.

In addition, the Fixed Account is available.

11.      MAY I TAKE OUT A POLICY LOAN?

Yes, you may borrow money from us using your Policy as security for the loan. Because Policies usually are treated as "modified endowment contracts" ("MECs") for tax purposes, in most instances Policy Loans are treated as distributions for Federal tax purposes. Therefore, you may incur tax liabilities if you borrow a Policy Loan. For more detail, see "Policy Loans", on pages [33-34], and "Policies Which Are MECs", on page [46-47].

12.      WHAT ARE THE CHARGES DEDUCTED FROM MY PREMIUMS AND MY POLICY ACCOUNT
VALUE?

PREMIUM EXPENSE CHARGE. As noted above, we deduct a 3.5% Premium Expense Charge from each Premium before it is allocated to the Policy Account Value. This charge covers a portion of our state premium tax expenses, certain federal expenses associated with the receipt of premium, and our distribution expenses.

MORTALITY AND EXPENSE RISK. On each Valuation Day we deduct the Mortality and Expense Risk Charge from the Sub-Accounts to compensate First Penn-Pacific for certain mortality and expense risks assumed under the Policies. The Mortality and Expense Risk Charge is calculated at an annual effective rate equal to 1.00% of average daily net assets.

MONTHLY DEDUCTION. We also deduct a monthly deduction from your Policy Account Value for the cost of insurance charge, the Monthly Expense Charge, and the cost of any Rider. The cost of insurance charge covers our anticipated mortality costs. The Monthly Expense Charge covers certain administrative expenses in connection with the Policies. We allocate the Monthly Deduction pro rata among your Policy Account Value in the Sub-Accounts and the Fixed Account.

TRANSFER FEE. We charge a fee of $25 per transfer request, excluding Asset Rebalancing and Dollar Cost Averaging transfers, after the 12th transfer request in any Policy Year. We may change the number of free transfer requests and the transfer fee at any time, but you will always be able to make at least 12 free transfer requests per Policy Year and the transfer fee will never exceed $25.


SURRENDER CHARGE. We impose a Surrender Charge to cover a portion of the sales expenses we incur in distributing the Policies. These sales expenses include agents' commissions, advertising, and the printing of Prospectuses. The Surrender Charge is described in the answer to Question 13 below and in "Surrender Charge", on page [40].


PARTIAL WITHDRAWAL TRANSACTION FEE. We impose a Partial Withdrawal Transaction Fee of $25 on each partial withdrawal (-not to exceed 2% of the amount withdrawn). The Partial Withdrawal Transaction Fee is used to cover a portion of our administrative expenses.

OTHER. In addition to our charges under the Policy, each Portfolio deducts amounts from its assets to pay its investment advisory fee and other expenses. The Prospectuses for the Portfolios describe their respective charges and expenses in more detail. We may receive compensation from the investment advisers or administrators of the Portfolios. Such compensation will be consistent with the services we provide or the cost savings resulting from the arrangement and therefore may differ between Portfolios.

FOR MORE INFORMATION. The charges assessed under the Policy are summarized in the table entitled "Policy Charges and Deductions" on pages [10-11] and described in more detail in "Deductions and Charges", beginning on page [38].

13. DO I HAVE ACCESS TO THE VALUE OF MY POLICY?

While your Policy is in force, you may surrender your Policy for the Surrender Value, which is the Policy Account Value, less any Loan Account Value and any Surrender Charge. Upon surrender, life insurance coverage under your Policy will end. You may also withdraw part of your Policy Account Value through a partial withdrawal. You may not withdraw less than $500 at one time, and your partial withdrawal may not exceed 90% of the then-current Surrender Value. A partial withdrawal will reduce your Policy's Specified Amount by an equal amount. You may not make a partial withdrawal that would reduce your Policy's specified amount below the Minimum Specified Amount. We may waive or change these limits. For more detail, see "Amount Payable on Surrender of the Policy" and "Partial Withdrawals", on pages [34-35].


We may deduct a Surrender Charge on a surrender and a Partial Withdrawal Transaction Fee on a partial withdrawal.

SURRENDER CHARGE. If you surrender your Policy, we may deduct a Surrender Charge. The Surrender Charge equals the amount shown in the Surrender Charge table in your Policy, adjusted to reflect any partial withdrawals. The amount of the Surrender Charge decreases over time. If you surrender your Policy after fourteen Policy Years have elapsed, we will not charge a Surrender Charge.

Generally, the Surrender Charge is equal to your Initial Premium multiplied by the applicable percentage shown in the table on page [10] of this Prospectus. The applicable rate depends on the Insured's issue age, and the number of years elapsed since issuance.


PARTIAL WITHDRAWAL TRANSACTION FEE. We charge a $25 Partial Withdrawal Transaction Fee (not to exceed 2% of the amount withdrawn) on each partial withdrawal.


We do not charge the Partial Withdrawal Transaction Fee for payments made under the Long-Term/Convalescent Care Riders.


For more detail, see "Surrender Charge", on page [40].

14.      WHAT ARE THE TAX CONSEQUENCES OF BUYING THIS POLICY?

Your Policy is structured to meet the definition of life insurance contract under the Tax Code. In most circumstances, your Policy will be considered a "modified endowment contract", which is a form of life insurance contract under the Tax Code. Special rules govern the tax treatment of modified endowment contracts. Under current tax law, death benefit payments under modified endowment contracts, like death benefit payments under other life insurance contracts, generally are excluded from the gross income of the beneficiary. Withdrawals and Policy Loans, however, are treated differently. Amounts withdrawn and Policy Loans are treated first as income, to the extent of any gain, and then as a return of Premium. The income portion of the distribution is includable in your taxable income. Also, an additional ten percent penalty tax is generally imposed on the taxable portion of amounts received before age 59 1/2. For more information on the tax treatment of the Policy, see "Federal Tax Considerations", beginning on page [43], and consult your tax adviser.

15.      CAN I RETURN THIS POLICY AFTER IT HAS BEEN DELIVERED?

You may cancel your Policy by returning it to us within thirty days after you receive it. If you return your Policy, it terminates and we will pay you an amount equal to your Premium.

16.      WHEN DOES COVERAGE UNDER THE POLICY END?

Your Policy will terminate if you voluntarily surrender your Policy. Your Policy also may terminate if on a Monthly Anniversary Day the Surrender Value is insufficient to pay the Monthly Deduction and you do not pay an amount sufficient to keep the Policy in force by the end of the 61-day Grace Period. In that circumstance, your Policy will terminate unless your Policy includes our Guarantee Enhancement Rider and you meet the conditions for keeping that Rider in effect. However, if that Rider is in effect, your coverage will continue at a reduced level. See "Guarantee Enhancement Rider" at page [33] below for more information.

17. CAN I GET AN ILLUSTRATION TO HELP ME UNDERSTAND HOW POLICY VALUES CHANGE WITH INVESTMENT EXPERIENCE?

At your request we will furnish you with a free, personalized illustration of Policy Account Values, Surrender Values and Death Benefits. The illustration will be personalized to reflect the proposed Insured's age, sex, underwriting classification, proposed Initial Premium, and any available Riders requested. The illustrated Policy Account Values, Surrender Values and Death Benefits will be based on certain hypothetical assumed rates of return for the Variable Account. Your actual investment experience probably will differ, and as a result the actual values under your Policy at any time may be higher or lower than those illustrated. The personalized illustrations will follow the methodology and format of the hypothetical illustrations attached to this prospectus.

                PURCHASE OF POLICY AND ALLOCATION OF NET PREMIUMS

APPLICATION FOR A POLICY. You may apply to purchase a Policy by submitting a written application to us through one of our authorized sales representatives. We will not issue a Policy to insure someone who is younger than age 30 or older than age 80. If you select certain Long Term/Convalescent Care Benefit Riders, different age limits may apply. Before we issue a Policy to you, we will require you to submit evidence of insurability satisfactory to us. Acceptance of your application is subject to our underwriting rules. We reserve the right to reject your application for any reason. If we do not issue a Policy to you, we will return your Premium to you. We reserve the right to change the terms or conditions of your Policy to comply with differences in applicable state law. Variations from the information appearing in this Prospectus due to individual state requirements are described in supplements that are attached to this Prospectus or in endorsements to the Policy, as appropriate.

In general, we will issue your Policy when (1) we have received your Initial Premium and (2) we have determined that your application meets our underwriting requirements. If you are paying Initial Premium from more than one source, we will not issue your Policy until all Premiums have been received. The Issue Date will be the effective date of your Policy. We use the Issue Date to determine Policy Anniversaries, Policy Years, and Monthly Anniversary Days.

We will not accept your Initial Premium with your application if the requested Specified Amount of your Policy exceeds our then-current limit. In other cases, you may choose to pay the Initial Premium with your application. If you did not submit your Initial Premium with your application, we will require you to pay sufficient Premium before we place your insurance in force.

While your application is in underwriting, if you have paid your Initial Premium we may provide you with temporary conditional life insurance coverage in accordance with the terms of our conditional receipt. The temporary conditional coverage provides coverage during the underwriting of your application, but only if you are ultimately approved for coverage on the same basis as the risk classification and Specified Amount for which you applied. This temporary conditional coverage starts when you complete your application, pay your Initial Premium, and complete any medical examination or lab test we require. We may decline your Initial Premium for any reason until the Issue Date.


If you pay all or a portion of your Initial Premium prior to the Issue Date, we will initially hold your Initial Premium in our general account. If we approve your application we will credit interest on your Initial Net Premium from the date of receipt to the Issue Date where required by state Law. On the Issue Date, we will allocate your Initial Premium (and interest, if any) to our Money Market Sub-Account. Subsequently, as described in "Allocation of Net Premiums" on page [21] below, we will allocate your Policy Account
Value to the Sub-Accounts or the Fixed Account as you have chosen. We will begin to deduct the Policy charges as of the Issue Date.

If we reject your application, we will not issue you a Policy. We will return any Premium you have paid. We will not subtract any Policy charges from the amount we refund to you.

PREMIUMS. You must pay an Initial Premium to purchase a Policy. The minimum Initial Premium is $10,000. You may pay additional Premiums during the Insured's lifetime from the Issue Date until the Policy Anniversary following the Insured's 100th birthday. You may pay additional Premiums, provided the amount is at least $100. You may pay additional Premium up to the lesser of $5,000 or 10% of your Initial Premium without providing evidence of insurability. Before we accept additional Premium in excess of that amount, if that Premium increases the Death Benefit, we may require evidence of insurability satisfactory to us. We may reject additional Premiums at our discretion. We may refuse any additional Premium at our discretion; however, you may always pay any additional Premium necessary to keep your Policy in force. We will not accept any additional Premium after the Insured reaches age 100.

If you owe any Policy Loan, we will treat any additional payment as a repayment of the Policy Loan and not as additional Premium unless you instruct us otherwise in writing. You may pay any Premium at our Administrative Office. Our agents are authorized to accept Initial Premiums only.

ALLOCATION OF NET PREMIUMS. We initially allocate your Net Initial Premium to the Money Market Sub-Account on the Issue Date. Forty days after the Issue Date, we will allocate your Policy Account Value among the Sub-Accounts and the Fixed Account in accordance with your instructions. If there are outstanding requirements when we issue your Policy that prevent us from placing it in force, your Premiums will not be allocated until all requirements are satisfied.


You must specify your allocation percentages in your Policy application. Percentages must be in whole numbers and the total allocation must equal 100%, and result in a Sub-Account Value of at least $100 or a Fixed Account Value of $2500. You may not allocate all of your Net Premium to the Fixed Account, except as part of a Dollar Cost Averaging Program. We will allocate your Net Premiums in those percentages, until you give us new allocation instructions.

We generally will allocate your subsequent Net Premiums to the Sub-Accounts and the Fixed Account as of the date we receive your Premium in our Administrative Office. If a Premium requires underwriting, however, we may delay allocation until after we have completed underwriting. We will follow the allocation instructions in our file, unless you send us new allocation instructions with your Premium. When the Insured reaches age 100, we will transfer all of your Variable Account Value to the Fixed Account and you no longer may transfer Policy Account Value to the Sub-Accounts.

We will make all valuations in connection with the Policy, other than the Initial Premium and other Premiums requiring underwriting, on the date we receive your Premium or request for other action at our Administrative Office, if that date is a Valuation Day. Otherwise we will make that determination on the next succeeding day that is a Valuation Day.

POLICY ACCOUNT VALUE. Your Policy Account Value is the sum of the value of your interest in the Sub-Accounts you have chosen, plus your Fixed Account Value, plus your Loan Account Value. Your Policy Account Value may increase or decrease daily to reflect the performance of the Sub-Accounts you have chosen, the addition of interest credited to the Fixed Account and the Loan Account, the addition of Net Premium, and the subtraction of partial withdrawals and charges assessed. There is no minimum guaranteed Policy Account Value.

On the Issue Date, your Policy Account Value will equal the initial Net Premium, less the Monthly Deduction for the first Policy Month.


On each Valuation Day, the value of your interest in each Sub-Account will equal:

          1.  The total value of your Accumulation Units in the Sub-Account;
              plus

          2. Any Net Premium received from you and allocated to the Sub-Account during the current Valuation Period; plus

          3. Any Policy Account Value transferred to the Sub-Account during the current Valuation Period; minus

          4. Any Policy Account Value transferred from the Sub-Account during the current Valuation Period; minus

          5. Any amounts withdrawn by you (plus the applicable Partial Withdrawal Transaction Fee) from the Sub-Account during the current Valuation Period; minus

          6.  The portion of any Monthly Deduction allocated to the Sub-Account.

All values under the Policy equal or exceed those required by law. Detailed explanations of methods of calculation are on file with the appropriate regulatory authorities.

ACCUMULATION UNIT VALUE. The Accumulation Unit Value for each Sub-Account will vary to reflect the investment experience of the corresponding Portfolio and the deduction of certain expenses. We will determine the Accumulation Unit Value for each Sub-Account on each Valuation Day. A Sub-Account's Accumulation Unit Value for a particular Valuation Day will equal: (a) the total value of the Portfolio shares in the Sub-Account plus any dividend or distribution paid during the Valuation Period; minus (b) the daily equivalent of the mortality and expense risk charge and any charge or credit imposed with respect to taxes that we paid or reserved regarding the operation of the Variable Account; divided by (c) the number of units for that Sub-Account at the beginning of the Valuation Period.

You should refer to the Prospectuses for the Portfolios, which accompany this Prospectus, for a description of how the assets of each Portfolio are valued, since that determination directly affects the investment experience of the corresponding Sub-Account and, therefore, your Policy Account Value.

TRANSFER OF POLICY ACCOUNT VALUE. While your Policy is in force and until the Insured reaches age 100, you may transfer Policy Account Value among the Fixed Account and Sub-Accounts in writing or by telephone. You may not request a transfer of less than $100 from a single Sub-Account, unless the amount requested is your entire balance in the Sub-Account. If less than $100 would remain in a Sub-Account after a transfer, we may reallocate this amount proportionally among the other Sub-Accounts and Fixed Accounts in which you have Policy Account Value. We reserve the right to change these minimums.


We charge a transfer fee of $25 on each transfer request after the first twelve transfer requests in any Policy Year, excluding Dollar Cost Averaging and Asset Rebalancing Transfers. We may change the number of free transfer requests and the transfer fee at any time, but you will always be able to make at least twelve free transfer requests per Policy Year and the transfer fee will never exceed $25.


As a general rule, we only make transfers on days when the NYSE is open for business. Written transfer requests received at the Administrative Office by the close of the NYSE (usually 4:00 p.m., Eastern Time) on a Valuation Day will be effective as of that day. Otherwise, requests will be effective as of the next Valuation Day. Transfers pursuant to a Dollar Cost Averaging or Asset Rebalancing program will be made at the intervals you have selected in accordance with the procedures and requirements we establish.

You may make transfers from the Fixed Account to the Sub-Accounts at any time subject to the limitations described above. In addition, the total amount transferred from the Fixed Account in any one Policy Year may not exceed 25% of the Fixed Account Value on the most recent Policy Anniversary, unless the transfers are made as part of a Dollar Cost Averaging program. Your Policy permits us to defer transfers from the Fixed Account for up to six months from the date you ask us.

We reserve the right at any time to terminate, suspend or modify the transfer privileges under your Policy, if they are exercised by a market timing firm or other third party authorized to effect transfers on behalf of multiple Policy owners. We will not take any of these steps unless transfers initiated by market timers or other third parties could potentially disadvantage or impair the rights of other Policy owners.

TRANSFERS AUTHORIZED BY TELEPHONE. You may make transfers by telephone, unless you advise us in writing not to accept telephonic transfer instructions. The cut off time for telephone transfer requests is 4:00 p.m. Eastern time. Timely requests will be processed on that day at that day's price.

We use procedures that we believe provide reasonable assurance that telephone authorized transfers are genuine. For example, we tape telephone conversations with persons purporting to authorize transfers and request identifying information. Accordingly, we disclaim any liability for losses resulting from allegedly unauthorized telephone transfers. However, if we do not take reasonable steps to help ensure that a telephone authorization is valid, we may be liable for such losses. We may suspend, modify or terminate the telephone transfer privilege at any time without notice.

DOLLAR COST AVERAGING. Under our Dollar Cost Averaging Program, while your Policy is in force you may authorize us periodically to transfer an amount from the Fixed Account or the Money Market Sub-Account to the Sub-Accounts of your choice in accordance with the procedures and requirements that we establish. You must allocate at least $6,000 of Policy Account Value to your source account to start a Dollar Cost Averaging Program. The transfers will continue no longer than twelve months. They may end sooner if you instruct us to stop, your chosen source of transfer payments is exhausted, or you make a transfer from your source account outside of the Dollar Cost Averaging Program. From time to time, we may credit a higher interest rate to Fixed Account Value that is part of a Dollar Cost Averaging program. Transfers under the Dollar Cost Averaging Program currently do not count toward the limit on free transfers. See "Transfer Fee" on page [41].


Your request to participate in this program will be effective when we receive your completed application at our Administrative Office at the address given on the first page of this Prospectus. An election is effective within ten business days but only if there is sufficient value in the source accounts. Call or write us for a copy of the application and additional information concerning the program. We may change, terminate, limit or suspend Dollar Cost Averaging at any time.

The theory of dollar cost averaging is that by spreading your investment over time, you may be able to reduce the effect of transitory market conditions on your investment. In addition, because a given dollar amount will purchase more units when the unit prices are relatively low rather than when the prices are higher, in a fluctuating market, the average cost per unit may be less than the average of the unit prices on the purchase dates. However, participation in this program does not assure you of a greater profit from your purchases under the program; nor will it prevent or necessarily reduce losses in a declining market. Moreover, other investment programs may not work in concert with Dollar Cost Averaging. Therefore, you should monitor your use of these programs, as well as other transfers or withdrawals, while Dollar Cost Averaging is being used. You may not participate in both the Dollar Cost Averaging and Asset Rebalancing Programs at the same time.

ASSET REBALANCING. Asset Rebalancing allows you to readjust the percentage of your Policy Account Value allocated to each Sub-Account to maintain a pre-set level. Over time, the variations in each Sub-Account's investment results will shift the balance of your Policy Account Value allocations. Under the Asset Rebalancing feature, we periodically will transfer your Policy Account Value, including new Net Premiums (unless you specify otherwise), back to the percentages you specify in accordance with procedures and requirements that we establish. All of your Policy Account Value allocated to the Sub-Accounts must be included in an Asset Rebalancing program. You cannot include your Fixed Account balance in an Asset Rebalancing program. Transfers under an Asset Rebalancing program do not count toward the transfer limit. See "Transfer Fee" at page [41].


You may request Asset Rebalancing when you apply for your Policy or by submitting a completed written request to us at our Administrative Office. Your election will be effective within 10 business days after our Administrative Office receives your request. Please call or write us for a copy of the request form and additional information concerning Asset Rebalancing.

Asset Rebalancing is consistent with maintaining your allocation of investments among market segments, although it is accomplished by reducing your Policy Account Value allocated to the better performing segments. Other investment programs may not work in concert with Asset Rebalancing. Therefore, you should monitor your use of these programs, as well as other transfers or withdrawals, while Asset Rebalancing is being used. We may change, terminate, limit, or suspend Asset Rebalancing at any time. You may not participate in both the Dollar Cost Averaging and Asset Rebalancing Program at the same time. In addition, your Asset Rebalancing Program will terminate automatically if you make a transfer outside the Asset Rebalancing Program.

                    THE INVESTMENT AND FIXED ACCOUNT OPTIONS

VARIABLE ACCOUNT INVESTMENTS

PORTFOLIOS. Each of the Sub-Accounts invests in the shares of one of the Portfolios. Each Portfolio is an open-end management investment company registered under the Investment Company Act of 1940 or a separate investment series of a registered open-end management investment company. We briefly describe the Portfolios below. You should read the current Prospectuses for the Portfolios for more detailed and complete information concerning the Portfolios, their investment objectives and strategies, and the investment risks associated with the Portfolios. If you do not have a Prospectus for a Portfolio, contact us and we will send you a copy.

Each Portfolio holds its assets separate from the assets of the other Portfolios, and each Portfolio has its own distinct investment objective and policies. Each Portfolio operates as a separate investment fund, and the income, gains, and losses of one Portfolio generally have no effect on the investment performance of any other Portfolio.



The Portfolios which currently are the permissible investments of the Variable Account under this Policy are Lincoln National Bond Fund, Inc., Lincoln National Money Market Fund, Inc. and separate series of AIM Variable Insurance Funds, Inc. ("AIM Funds"), Alliance Variable Products Series Fund ("Alliance Fund"), Delaware Group Premium Fund ("Delaware Fund"), and Fidelity Variable Insurance Products Fund and Fidelity Variable Insurance Products Fund II ("Fidelity VIP Funds"). The investment objectives of the Portfolios are briefly described below.

              PORTFOLIOS OF AIM FUNDS AND VARIABLE ACCOUNT
                              SUB-ACCOUNTS

AIM V.I. VALUE FUND. Long-term growth of capital. Income is a secondary objective. The Portfolio seeks to meet its objectives by investing primarily in equity securities judged by the fund's investment adviser to be undervalued relative to the adviser's appraisal of the current or projected earnings of the companies issuing the securities, or relative to the equity market generally.

AIM V.I. GROWTH AND INCOME FUND. Growth of capital with a secondary objective of current income, by investing at least 65% of its net assets in income-producing securities.

AIM V.I. INTERNATIONAL EQUITY FUND. Long-term growth of capital. The Portfolio seeks to meet this objective by investing in a diversified portfolio of international equity securities whose issuers are considered to have strong earnings momentum.

AIM V.I. CAPITAL APPRECIATION FUND. Growth of capital. The Portfolio seeks to meet this objective by investing principally in common stocks of companies the portfolio managers believe are likely to benefit from new innovative products, services or processes, as well as those that have experienced above average, long-term growth in earnings and have excellent prospects for future growth.

            PORTFOLIOS OF ALLIANCE FUND (CLASS B SHARES) AND
                    VARIABLE ACCOUNT SUB-ACCOUNTS

GROWTH PORTFOLIO. Long-term growth of capital. The Portfolio invests primarily in equity securities of companies with favorable earnings outlooks and whose long-term growth rates are expected to exceed that of the U.S. economy over time. The Portfolio emphasizes investments in large- and mid-cap companies. Current income is only an incidental consideration.

PREMIER GROWTH PORTFOLIO. Growth of capital by pursuing aggressive investment policies. The Portfolio invests primarily in equity securities of U.S. companies. The Portfolio focuses on a relatively small number of intensively researched companies.

GROWTH AND INCOME PORTFOLIO. Reasonable current income and reasonable opportunity for appreciation through investments primarily in dividend-paying common stocks of good quality. The Portfolio invests primarily in dividend-paying common stocks of large, well-established "blue chip" companies.

TECHNOLOGY PORTFOLIO. Growth of capital and capital appreciation and only incidentally current income. The Portfolio invests primarily in securities of companies that use technology extensively in the development of new or improved products or processes.

                 PORTFOLIOS OF DELAWARE FUND AND VARIABLE
                         ACCOUNT SUB-ACCOUNTS

TREND SERIES. Long-term capital appreciation. The Portfolio invests primarily in stock of small, growth-oriented or emerging companies that the adviser believes are responsive to changes within the marketplace and possess the fundamental characteristics to support continued growth.

GROWTH AND INCOME SERIES. Highest possible total rate of return by selecting issues that exhibit the potential for capital appreciation while providing higher than average dividend income.

SELECT GROWTH SERIES. Long-term capital appreciation. The Portfolio invests primarily in common stocks of companies that the adviser believes have the potential for high earnings growth based on the adviser's analysis of their historic or projected growth rate, price to earnings ratio and cash flows.

INTERNATIONAL EQUITY SERIES. Long-term growth without undue risk to principal. The Portfolio invests primarily in foreign equity securities that provide the potential for capital appreciation and income. Under normal circumstances the Portfolio will invest at least 65% of its total assets in equity securities of companies from at least three foreign countries.


                 PORTFOLIOS OF FIDELITY VIP FUNDS AND VARIABLE
                             ACCOUNT SUB-ACCOUNTS

VIP II CONTRAFUND PORTFOLIO (SERVICE CLASS). Long-term capital appreciation. The Portfolio normally invests primarily in common stocks and invests in securities of companies whose value the adviser believes is not fully recognized by the public.

VIP II INDEX 500 PORTFOLIO (INITIAL CLASS). Investment results that correspond to the total return of common stocks publicly traded in the United States, as represented by the S&P 500.(1)

VIP GROWTH PORTFOLIO (SERVICE CLASS). Capital appreciation. The Portfolio normally invests primarily in common stocks and invests in companies that the adviser believes have above-average growth potential.

VIP OVERSEAS PORTFOLIO (SERVICE CLASS). Long-term growth of capital. The Portfolio normally invests at least 65% of its total assets in foreign securities and normally invests primarily in common stocks.


                     PORTFOLIOS OF LINCOLN NATIONAL FUNDS
                      AND VARIABLE ACCOUNT SUB-ACCOUNTS

BOND FUND. Maximum current income (yield) consistent with prudent investment strategy. The Portfolio invests primarily in a diverse group of domestic fixed-income securities.

MONEY MARKET FUND. Maximum current income while providing stability of net asset value and the preservation of capital. The Portfolio invests in a diverse group of high quality short-term money market securities.

Not all Sub-Accounts may be available under your Policy. You should contact your representative for further information on the availability of the Sub-Accounts.

AIM ADVISORS, INC. ("AIM") is the investment adviser to each Portfolio of the AIM Funds. AIM has operated as an investment adviser since 1976.

ALLIANCE CAPITAL MANAGEMENT, L.P. ("ALLIANCE") is the adviser to each Portfolio of the Alliance Fund.

------------------------
(1) "Standard & Poors,"S&P", "S&P 500", "Standard & Poor's 500" and "500" are trade marks of the McGraw-Hill Companies, Inc. and have been licensed for use by Fidelity Distributors Corporation.

DELAWARE MANAGEMENT COMPANY ("DELAWARE MANAGEMENT") is the investment manager to each Portfolio of the Delaware Fund except the International Equity Series. Delaware Management and its predecessors have been managing funds since 1938. DELAWARE INTERNATIONAL ADVISERS LTD. ("DELAWARE INTERNATIONAL"), an affiliate of Delaware Management, is the investment manager for the International Equity Series. Delaware International began operating in 1990.

FIDELITY MANAGEMENT & RESEARCH COMPANY ("FMR") is the manager of each of the Fidelity VIP Portfolios. Fidelity Management & Research (U.K.) Inc. ("FMR U.K."), an affiliate of FMR, serves as sub-adviser of Contrafund Portfolio. FMR U.K. was formed in 1986 to provide investment research and advice to FMR. Fidelity Management & Research Far East Inc. ("FMR Far East"), an affiliate of FMR serves as sub-adviser of Contrafund Portfolio. FMR Far East was formed in 1986 to provide investment research and advice to FMR. Bankers Trust Company, an indirect wholly-owned subsidiary of Deutsche Bank AG, serves as sub-adviser and custodian for Index 500 Portfolio.

LINCOLN INVESTMENT MANAGEMENT, INC. ("LIM") is the investment adviser to the Lincoln Funds. LIM has acted as an investment adviser to mutual funds for many years. Delaware Management, Delaware International, and LIM are indirect wholly-owned subsidiaries of Lincoln National Corp., which is also First Penn-Pacific's ultimate parent.



We do not promise that the Portfolios will meet their investment objectives. Amounts you have allocated to Sub-Accounts may grow in value, decline in value, or grow less than you expect, depending on the investment performance of the Portfolios in which those Sub-Accounts invest. You bear that risk. YOU SHOULD CAREFULLY REVIEW THE PORTFOLIOS' PROSPECTUSES BEFORE ALLOCATING AMOUNTS TO THE SUB-ACCOUNTS.

Each Portfolio is subject to certain investment restrictions and policies that may not be changed without the approval of a majority of the shareholders of the Portfolio. See the accompanying Prospectuses of the Portfolios for further information.

We automatically reinvest all dividends and capital gains distributions from the Portfolios in shares of the distributing Portfolio at their net asset value. The income and realized and unrealized gains or losses on the assets of each Sub-Account are separate and are credited to or charged against the particular Sub-Account without regard to income, gains or losses from any other Sub-Account or from any other part of our business. We will use the Net Premiums you allocate to a Sub-Account to purchase shares in the corresponding Portfolio and will redeem shares in the Portfolios to meet Policy obligations or make adjustments in reserves. The Portfolios are required to redeem their shares at net asset value and to make payment within seven days.

Certain of the Portfolios sell their shares to separate accounts underlying both variable life insurance and variable annuity contracts. It is conceivable that in the future it may be unfavorable for variable life insurance separate accounts and variable annuity separate accounts to invest in the same Portfolio. Although neither we nor any of the Portfolios currently foresees any such disadvantages either to variable life insurance or variable annuity contract owners, each Portfolio's Board of Directors intends to monitor events in order to identify any material conflicts between variable life and variable annuity contract owners and to determine what action, if any, should be taken in response thereto. If a Board of Directors were to conclude that separate investment funds should be established for variable life and variable annuity separate accounts, Policy Owners will not bear the attendant expenses.

VOTING RIGHTS. As a general matter, you do not have a direct right to vote the shares of the Portfolios held by the Sub-Account to which you have allocated your Policy Account Value. Under current interpretations, however, you are entitled to give us instructions on how to vote those shares on certain matters. We will notify you when your instructions are needed and will provide proxy materials or other information to assist you in understanding the matter at issue. We will determine the number of votes for which you may give voting instructions as of the record date set by the relevant Portfolio for the shareholder meeting at which the vote will occur.

As a general rule, you are the person entitled to give voting instructions. However, if you assign your Policy, the assignee may be entitled to give voting instructions. Retirement plans determine the rules for voting by plan participants.

If you send us written voting instructions, we will follow your instructions in voting the Portfolio shares attributable to your Policy. If you do not send us written instructions, we will vote the shares attributable to your Policy in the same proportions as we vote the shares for which we have received instructions from other Policy Owners. We will vote shares that we hold in the same proportions as we vote the shares for which we have received instructions from other Policy Owners.

We may, when required by state insurance regulatory authorities, disregard Policy Owner voting instructions if the instructions require that the shares be voted so as to cause a change in the sub-classification or investment objective of one or more of the Portfolios or to approve or disapprove an investment advisory contract for one or more of the Portfolios.

In addition, we may disregard voting instructions in favor of changes initiated by Policy Owners in the investment objectives or the investment adviser of the Portfolios if we reasonably disapprove of the proposed change. We would disapprove a proposed change only if the proposed change is contrary to state law or prohibited by state regulatory authorities or we reasonably conclude that the proposed change would not be consistent with the investment objectives of the Portfolio or would result in the purchase of securities for the Portfolio which vary from the general quality and nature of investments and investment techniques utilized by the Portfolio. If we disregard voting instructions, we will include a summary of that action and our reasons for that action in the next semi-annual financial report to you.

This description reflects our view of currently applicable law. If the law changes or our interpretation of the law changes, we may decide that we are permitted to vote the Portfolio shares without obtaining instructions from our Policy Owners, and we may choose to do so.

ADDITIONS, DELETIONS, AND SUBSTITUTIONS OF SECURITIES. If the shares of any of the Portfolios are no longer available for investment by the Variable Account or if, in our judgment, further investment in the shares of a Portfolio is no longer preferable, we may add or substitute shares of another Portfolio or mutual fund for Portfolio shares already purchased or to be purchased in the future by Premiums under the Policy. Any substitution will comply with the requirements of the 1940 Act.

We also reserve the right to make the following changes in the operation of the Variable Account and the Sub-Accounts:

         (a)  to operate the Variable Account in any form permitted by law;

         (b) to take any action necessary to comply with applicable law or obtain and continue any exemption from applicable laws;

         (c) to transfer assets from one Sub-Account to another, or from any Sub-Account to our general account;

         (d)  to add, combine, or remove Sub-Accounts in the Variable Account;

         (e) to assess a charge for taxes attributable to the operation of the Variable Account or for other taxes, as described in "Deductions and Charges - Other Variable Account Charge" on page [38] below; and

         (f) to change the way in which we assess other charges, as long as the total other charges do not exceed the maximum guaranteed charges under the Policies.

If we take any of these actions, we will comply with the then applicable legal requirements.

THE FIXED ACCOUNT. THE PORTION OF THE POLICY RELATING TO THE FIXED ACCOUNT IS NOT REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE "1933 ACT") AND THE FIXED ACCOUNT IS NOT REGISTERED AS AN INVESTMENT COMPANY UNDER THE INVESTMENT COMPANY ACT OF 1940 (THE "1940 ACT"). ACCORDINGLY, NEITHER THE FIXED ACCOUNT NOR ANY INTERESTS IN THE FIXED ACCOUNT ARE SUBJECT TO THE PROVISIONS OR RESTRICTIONS OF THE 1933 ACT OR THE 1940 ACT, AND THE DISCLOSURE REGARDING THE FIXED ACCOUNT HAS NOT BEEN REVIEWED BY THE STAFF OF THE SECURITIES AND EXCHANGE COMMISSION. THE STATEMENTS ABOUT THE FIXED ACCOUNT IN THIS PROSPECTUS MAY BE SUBJECT TO GENERALLY APPLICABLE PROVISIONS OF THE FEDERAL SECURITIES LAWS REGARDING ACCURACY AND COMPLETENESS.

You may allocate part of your Net Premiums to the Fixed Account. Under this option, we credit interest to the Fixed Account, as described below. From time to time we will set a current interest rate applicable to Net Premiums and transfers allocated to the Fixed Account. We determine interest rates in accordance with then-current market conditions and other factors. The rates of interest that we set will never be less than an annual effective rate of 4%. We may credit interest at a higher rate, but we are not obligated to do so.

Amounts allocated to the Fixed Account become part of the general account of First Penn-Pacific. First Penn-Pacific invests the assets of the general account in accordance with applicable laws governing the investments of insurance company general accounts.

We may delay payment of partial or full withdrawals from the Fixed Account for up to 6 months from the date we receive your written withdrawal request. If we defer payment for more than 30 days, we will pay interest (if required) on the deferred amount at such rate as may be required by the applicable state or jurisdiction.

                           POLICY BENEFITS AND RIGHTS

DEATH BENEFIT. While your Policy is in force, we will pay the Death Benefit proceeds to the Beneficiary upon the death of the Insured. As described below in "Proceeds Options", on pages

[35-36], we will pay the Death Benefit proceeds in a lump sum or apply them under an optional payment plan.

The Death Benefit proceeds payable to the Beneficiary equal the Death Benefit, less:

     -   any Loan Account Value as of the date of death,
     -   any unpaid loan interest through the end of the Policy Month of death;
     -   any unpaid and due charges; and
     - the total benefits paid under our Long Term/Convalescent Care Benefit Riders, if you have received any.

We will determine the amount of the Death Benefit proceeds as of the date of the Insured's death. We will usually pay the Death Benefit proceeds within seven days after we have received due proof of death and all other requirements we deem necessary have been satisfied.

The Death Benefit will be the greater of: (a) the Specified Amount of your Policy; or (b) the Policy Account Value multiplied by the applicable death benefit factor as described below. The death benefit factors are intended to enable your Policy to meet the definition of "life insurance contract" under the Tax Code, so that it will qualify for favorable federal income tax treatment. The death benefit factors are stated in your Policy Schedule. They vary according to the age of the Insured. Under this formula, an increase in Policy Account Value due to favorable investment experience may increase the Death Benefit above the Specified Amount, and a decrease in Policy Account Value due to unfavorable investment experience may decrease the Death Benefit (but not below the Specified Amount). As explained on pages [34-35], we will reduce the Specified Amount if you take a partial withdrawal. If your Policy includes our Convalescent Care Rider, a partial withdrawal also will reduce the Benefit Limit under your Rider. See "Convalescent Care Benefits Rider" on pages [31-32].

EXAMPLES:

-----------------------------------------------------------------------------
                                                Example A      Example B
-----------------------------------------------------------------------------
Specified Amount                                $50,000        $50,000
-----------------------------------------------------------------------------
Insured's Age                                   60             60
-----------------------------------------------------------------------------
Policy Account Value on Date of Death           $40,000        $25,000
-----------------------------------------------------------------------------
Applicable Death Benefit Factor                 130%           130%
-----------------------------------------------------------------------------
Death Benefit                                   $52,000        $50,000
-----------------------------------------------------------------------------

In Example A, the Death Benefit equals $52,000, I.E., the greater of $50,000 (the Specified Amount) and $52,000 (the Policy Account Value at the date of death of $40,000, multiplied by the Death Benefit Factor of 130%). This amount, less any Loan Account Value and Long

Term/Convalescent Care benefits paid, constitutes the Death Benefit proceeds that we would pay to the Beneficiary.

In Example B, the Death Benefit is $50,000, i.e., the greater of $50,000 (the Specified Amount) or $32,500 (the Policy Account Value of $25,000 multiplied by the Death Benefit Factor of 130%). This amount, less any Loan Account Value and Long Term/Convalescent Care benefits paid, constitutes the Death Benefit proceeds that we would pay to the Beneficiary.

CHANGE IN THE SPECIFIED AMOUNT. While the Policy is in force, you may change the Specified Amount. Write or call our Administrative Office to obtain the necessary form. The change will take effect on the first Monthly Anniversary Day after we approve your request.

If you request a decrease in Specified Amount, we will first apply it to coverage provided by the most recent increase in Specified Amount, then to the next most recent increase successively and finally to the Specified Amount under the original application. We will not permit a decrease in the Specified Amount of your Policy if afterward the Specified Amount remaining in force would be less than the Minimum Specified Amount shown in your Policy Schedule. The Minimum Specified Amount will reflect the Insured's age at issue, sex, rating class and history of tobacco use.

To apply for an increase in the Specified Amount, you must submit to us a supplemental application, accompanied by a satisfactory evidence of insurability. We will not permit any increase in Specified Amount after the Insured's 80th birthday. You may not increase the Specified Amount of your Policy more often than once every twelve months.

We may decline a request for a change in Specified Amount at our discretion. You may not change the Specified Amount if the Insured is not living on the effective date of the change or your policy is in the Grace Period.


You should be aware that an increase in the Specified Amount of your Policy will affect the cost of insurance charges applicable to your Policy. We will deduct a larger amount of cost of insurance charges, because an increase in the Specified Amount also will increase the net amount at risk under your Policy. We will not approve a request for a Specified Amount increase if the Surrender Value is too small to pay the Monthly Deduction for the Policy Month following the increase.


OPTIONAL INSURANCE BENEFITS. You may ask to add one or more Riders to your Policy to provide additional optional insurance benefits. We may require evidence of insurability before we issue a Rider to you. We will deduct the premiums for any Rider as part of the Monthly Deduction. For more information concerning what options we may offer, please ask your sales representative or contact us at 1-800-444-2363. At our discretion we may offer Riders or stop offering any Rider at any time.

Not all of these Riders may be available in your state, and the terms of these benefits may differ in some states. Contact us for more information.

LONG-TERM/CONVALESCENT CARE BENEFITS RIDERS.

Under these Riders, we will reimburse you for certain long-term care expenses if the Insured becomes Chronically Ill, as defined in the Riders. Other conditions apply. To obtain these benefits, you must purchase the Convalescent Care Benefits Rider described below. You may add one of the two Extension of Benefits Riders described below to tailor your coverage to your needs. THESE RIDERS MAY NOT COVER ALL OF THE LONG-TERM CARE EXPENSES INCURRED BY THE INSURED DURING THE PERIOD OF COVERAGE. ACCORDINGLY, WE STRONGLY ADVISE YOU TO REVIEW CAREFULLY ALL POLICY AND RIDER LIMITATIONS. Amounts deducted to pay for these Riders may be taxable to you as ordinary income. For more information, see "Federal Tax
Considerations: Long Term/Convalescent Care Benefits Rider" at page [47] below.

CONVALESCENT CARE BENEFITS RIDER. This Rider provides the basic long-term care expenses coverage that we offer in connection with the Policy. The maximum total benefit payable under the Rider (the "Benefit Limit") is equal to the Death Benefit as of the date we approve your claim for benefits under the Rider, less the Loan Account Value. The payment of benefits under this Rider in effect is a prepayment of the Death Benefit, since each benefit payment reduces the Death Benefit payable by an equal amount. Accordingly, if you receive total benefits under this Rider equal to the Death Benefit under your Policy, the Policy will lapse and no Death Benefit will be payable upon the Insured's death. Likewise, if the Insured dies while collecting benefits under this Rider, the Death Benefit will be reduced to reflect the total Benefits paid under this Rider.

Benefit payments also may not exceed the daily benefit limit (the "Daily Maximum"). We offer two levels of Daily Maximum. One in effect provides for payment of the maximum daily benefit over a two-year period. The other in effect provides for payment of a lower maximum daily benefit over a three-year period. We use the two and three year periods solely as a guide in setting the Daily Maximum for your Rider. If your covered expenses are less than the applicable Daily Maximum, we will continue to pay benefits until the total benefit payments reach the Benefit Limit. However, if you wish to ensure the availability of coverage for longer periods, you may purchase one of the Extension of Benefit Riders described below.

If you take a Policy Loan or partial withdrawal while you are collecting benefits under this Rider, we will reduce the Benefit Limit and the Daily Maximum as described in the Rider.

The types of expenses covered by the Rider are as follows: Care Planning expenses; Caregiver Training expenses; Adult Day Care expenses; Home Health Care expenses; Homemaker Services expenses; Hospice Services expenses; Respite Care expenses; Nursing Home Care expenses; Bed Reservation expenses; Assisted Living Facility expenses; and Alternative Care Services expenses. Covered expenses, and any restrictions on the types and levels of services and expenses covered, are described in more detail in the Rider.

Subject to the terms and conditions of this Rider, benefits are payable under this Rider once the Insured has been Chronically Ill for at least 90 days. We may require verification of eligibility for benefits, including a review of medical facts or an examination of the Insured by a physician of our choice.

To submit a claim, you must give us written notice at our administrative office within 60 days of when you first incur an expense covered by the Rider, or as soon thereafter as is reasonably possible. We will then send you a Claim Form to fill out and return to us. Be aware that your Benefit Limit is determined as of the date when we approve your claim, not the date on which you file your claim. A decrease in your Policy Account Value while your claim is pending may reduce your Benefit Limit, if your Policy's Death Benefit is higher than the Specified Amount. See "Death Benefit" at pages [28-30]. To avoid that risk, you may wish to transfer part or all of your Policy Account Value to the Fixed Account while your claim is pending.

When we approve your claim, we will transfer the entire Policy Account Value to the Fixed Account. You may not transfer Policy Account Value from the Fixed Account as long as you continue to claim benefits under this Rider. We will continue to deduct charges from your Policy Account Value while you are claiming benefits under this Rider. The charges will reflect the decreases in the Death Benefit and the Policy Account Value resulting from the benefit payments under the Rider. You may also take Policy Loans and Partial Withdrawals. Each benefit payment will reduce the Net Policy Account Value in proportion to the reduction in the Net Death Benefit.

If your Policy lapses while you are collecting benefits under the Rider, your coverage under the Rider will not cease. Instead, we will continue to pay benefits to you under the Rider until your total benefit payments equal the Benefit Limit. However, if the Insured is ineligible for benefits for 30 consecutive days (excluding any hospital stay), the Rider also will lapse.

EXTENSION OF CONVALESCENT CARE BENEFITS RIDER. This Rider provides additional Long-Term/Convalescent Care Benefits. This Rider covers the same types of expenses as the Convalescent Care Benefits Rider.

Under this Rider, we will reimburse additional covered expenses in the amount of the Additional Benefits Limit shown in your Policy Schedule. The Additional Benefit Limit is payable when you reach the Benefit Limit in your Convalescent Care Rider. The Additional Benefit Limit is a fixed amount. It is not affected by changes in your Policy's Net Death Benefit or the Benefit Limit in your Convalescent Care Rider. This Rider also has its own Daily Maximums. It is not affected by any changes to the Daily Maximums in your Convalescent Care Rider.

In addition, after your Policy and this Rider have been in effect for three years, a benefit is payable under this Rider even if a qualifying claim begins after your Policy and this Rider lapse. In this circumstance the Benefit Limit will equal the greater of the premium paid for the Rider or 30 times the Daily Maximum for Nursing Home Care in effect as of the date of lapse.

EXTENSION OF CONVALESCENT CARE BENEFITS RIDER WITH AUTOMATIC INCREASING BENEFITS. This Rider provides the same type of benefits as the Extension of Convalescent Care Benefits Rider, except that on each Rider Anniversary the Additional Benefit Limit and Daily Maximum for the Rider increases by 5%.

GUARANTEE ENHANCEMENT RIDER.

While this Rider is in effect, if your Policy Account Value is insufficient to pay a Monthly Deduction when due, your Policy will not lapse. Instead we will reduce the Specified Amount of your Policy (and the Benefit Limit of any Convalescent Care Benefits Rider) to the Guaranteed Minimum Benefit. To qualify for this Benefit you must meet the following conditions:

     -   You must not have taken any Policy Loan;
     -   You must not have taken any partial withdrawal;
     - You must not have changed the Specified Amount of your Policy or added benefits, except upon our written recommendation; and
     -   You must agree to the reduction in Specified Amount described above.

This Rider may not be available in all states.

POLICY LOANS. While your Policy is in force, you may borrow money from us using the Policy as the only security for your loan. Loans have priority over the claims of any assignee or any other person. You may borrow up to 100% of the Surrender Value at the time a Policy Loan is made. We may, however, limit the amount of the loan so that the total Policy indebtedness will not exceed 90% of the Policy Account Value less any Surrender Charge that would be imposed on a Full Surrender. The minimum loan amount is the lesser of $500 or the minimum required in your state. We may change this limit. In addition, if you have named an irrevocable Beneficiary, you must also obtain his or her written consent before we make a Policy Loan to you.


We will treat as a Preferred Loan any Policy Loan that does not exceed the "gain" in your Policy when the Loan is made. Your "gain" equals your Net Policy Account Value minus your Premiums paid, plus any partial withdrawals. Any other Policy Loan is treated as a Regular Loan. The effective interest rate on Preferred Loans and Regular Loans is 8% annually. Interest on Policy Loans is due at the end of each Policy Year. If you do not pay the interest on a Policy Loan when due, the unpaid interest will be treated as a new Policy Loan and will accrue interest at the applicable rate.


When we make a Policy Loan to you, we will transfer to the Loan Account a portion of the Policy Account Value equal to the loan amount. We will credit interest to your Loan Account Value at the rates shown on your Policy Schedule. Currently we credit interest at the rate of 8% annually on Loan Account Value attributable to Preferred Loans and 6% annually on Loan Account Value attributable to Regular Loans. Periodically, the interest credited to your Loan Account will be transferred to the Fixed Account and the Sub-Accounts based on your curent premium allocation percentages.

If you do not pay loan interest when due, we will transfer to the Loan Account an amount of Policy Account Value equal to the interest due on your loan. We will take the transfers pro rata from the Fixed Account and the Sub-Accounts.

If you purchase a Policy in exchange for another life insurance policy under which a loan is outstanding, in our discretion we may permit you to continue that loan under your Policy. We will advise you of the applicable interest rate.

You may repay all or any part of any Policy Loan while the Policy is still in effect and the Insured is living. If you have a Policy Loan outstanding, we will treat any payment we receive from you as a loan repayment, unless you instruct us otherwise in writing. We will deduct an amount equal to your loan repayment from the Loan Account and allocate your payment among the Sub-Accounts and the Fixed Account in accordance with your then current Premium allocation, unless you instruct us otherwise.

A Policy Loan, whether or not repaid, will have a permanent effect on the Policy Account Value because the investment results of each Sub-Account and the interest paid on the Fixed Account will apply only to the amounts remaining in those accounts. The longer a loan is outstanding, the greater the effect is likely to be. The effect could be favorable or unfavorable. If the Sub-Accounts and/or Fixed Account earn more than the annual interest rate charged on your Policy Loan, your Policy Account Value will not increase as rapidly as it would if you had not taken a Policy Loan. If the Sub-Accounts and/or Fixed Account earn less than that rate, then your Policy Account Value will be greater than it would have been if you had not taken a Policy Loan. Also, if you do not repay a Policy Loan, your Loan Account Value will be subtracted from the Death Benefit and Surrender Value otherwise payable.

You may realize taxable income when you take a Policy Loan. In most instances, a Policy is treated as a "modified endowment contract" for federal tax purposes. As a result, Policy Loans usually are treated as withdrawals for tax purposes, and the amount of the loan may be treated as taxable income to you. In addition, you may also incur an additional ten percent penalty tax. You should also be aware that interest on Policy Loans is generally not deductible. If your Policy lapses while a Policy Loan is outstanding and your Policy is not a MEC, you may owe taxes or suffer other adverse tax consequences. Accordingly, before you take a Policy Loan, you should consult your tax adviser and carefully consider the potential impact of a Policy Loan on your rights and benefits under the Policy.

AMOUNT PAYABLE ON SURRENDER OF THE POLICY. While your Policy is in force, you may fully surrender your Policy. Upon surrender, we will pay you the Surrender Value determined as of the day we receive your written request at our Administrative Office, together with your Policy. Your Policy will terminate on the day we receive your written request. Before we pay a full surrender, you must provide us with tax withholding information.

The Surrender Value equals the Policy Account Value, minus any applicable Surrender Charge, minus any Loan Account Value. We will determine the Surrender Value as of the end of the Valuation Period during which we received your request for surrender. We generally will pay you the Surrender Value of the Policy within seven days of our receiving your complete written request or on the effective surrender date you have requested, whichever is later. The determination of the Surrender Charge is described on page [40].


You may receive the Surrender Value in a lump sum or under any of the proceeds options described in "Proceeds Options" on pages [35-36].


The tax consequences of surrendering the Policy are discussed in "Federal Tax Considerations," beginning on page [43].


PARTIAL WITHDRAWALS. You may receive a portion of the Surrender Value by making a partial withdrawal from your Policy. You may not withdraw less than $500 at one time. Your partial withdrawal may not exceed 90% of the Surrender Value of the Policy on the day on which we accept your withdrawal request.
You must request the partial withdrawal in writing, unless you previously provided us with written authorization to request partial withdrawals by telephone. Your request will be effective on the date we receive it at our Administrative Office. Before we pay any partial withdrawal, you must provide us with tax withholding information.

When you request a partial withdrawal, we will pay you the amount requested and subtract the amount requested plus a $25 Partial Withdrawal Transaction Fee (not to exceed 2% of the amount withdrawn) from your Policy Account Value. We will take your partial withdrawal pro rata from the Sub-Accounts and/or the Fixed Account, unless you instruct us otherwise in writing.


A partial withdrawal will reduce the Specified Amount of your Policy as well as the Policy Account Value. We will reduce the Specified Amount by the amount of the partial withdrawal. We will not permit a partial withdrawal that would reduce the Specified Amount below the Minimum Specified Amount shown in your Policy Schedule. If you have previously increased the Specified Amount of your Policy, your partial withdrawals will first reduce the Specified Amount of the most recent increase, then the next most recent increases successively, then the Specified Amount of the original Policy. We will notify you of any change in the Specified Amount in our next quarterly or annual report to you.


The tax consequences of partial withdrawals are discussed in "Federal Tax Considerations" beginning on page [43].

PROCEEDS OPTIONS. We will pay the Surrender Value or Death Benefit proceeds under the Policy in a lump sum or under one of the proceeds options that we then offer. Our consent is needed for any payment option that would result in installment payments of less than $50. Unless we consent in writing, the proceeds options described below are not available if the payee is an assignee, administrator, executor, trustee, association, partnership, or corporation. We will not permit surrenders or partial withdrawals after payments under a proceeds option commence. We will transfer to our general account any amount placed under a proceeds option and it will not be affected by the investment performance of the Variable Account.

You may request a proceeds option by writing to us at our Administrative Office before the death of the Insured.

The following proceeds options are available under the Policy:

OPTION A - PAYMENTS FOR A FIXED NUMBER OF YEARS. We will pay equal monthly installments for a period selected by you of not less than five and not more than 25 years. Payments are based on a guaranteed interest rate of 4% compounded annually.

OPTION B - LIFE INCOME WITH A GUARANTEE MINIMUM PAYMENT PERIOD. We will pay proceeds in equal monthly payments to the payee for as long as the payee is alive. If the payee dies before the end of the Guarantee Period, we will continue payments to a named beneficiary until the end of the Guarantee Period. We offer Guarantee Periods of ten years, fifteen years or twenty years. The amount of the payment will be determined from Option Table B in your Policy.

OPTION C - PROCEEDS LEFT ON DEPOSIT. We will return the proceeds on deposit while the payee is alive. We will disburse the proceeds as requested by the payee. We will credit interest to unpaid balances at an annual effective rate of 4%. The amount left on deposit must equal at least $2,500 unless we agree otherwise.

OPTION D - PAYMENTS OF FIXED AMOUNT UNTIL PROCEEDS ARE EXHAUSTED. We will pay equal monthly installments until the proceeds are exhausted. We will credit interest to unpaid balances at an annual effective rate of 4%.

When we begin to make payments under Options A, B and D, we will tell you the amount of your installment payment. Your installment payment will never be less than the amounts determined using the tables in the Policy. It may be higher.

In our discretion, from time to time we may credit interest in addition to the interest guaranteed under the proceeds options. If the Payee dies, under Options A and B, we will pay the commuted value of the remaining payments to the Payee's estate; under Options C and D, we will pay the unpaid balance left with us plus any unpaid interest.

In addition, we may agree to other proceeds option plans. Write or call us to obtain information about them.

POLICY AFTER AGE 100. The Policy does not have a maturity date. When the Insured reaches age 100 and the Policy is in force, we will make the following changes to your Policy:

     - We will transfer all of your Variable Account Value to the Fixed Account. We will continue to credit interest to the Fixed Account as described above.

     - We will discontinue charging a cost of insurance charge, and we will not deduct any other charge.

     -   We will not accept any additional Premium.

The other provisions of the Policy will continue in force.

TERMINATION AND GRACE PERIOD. The Policy will terminate and life insurance coverage will end when one of the following events first occurs:

         (a)  you surrender your Policy;

         (b) the Grace Period ends without payment of sufficient additional Premium and your Policy does not have an in force Guarantee Enhancement Rider; or

         (c)  the Insured dies.

Your Policy will enter the Grace Period if on a Monthly Anniversary Day the Surrender Value is insufficient to pay the Monthly Deduction or the Loan Account Value exceeds the Surrender

Value. You will be given a 61-day Grace Period in which to pay an amount sufficient to keep your Policy in force after the end of the Grace Period.

At least 30 days before the end of the Grace Period, we will send you and any assignee a notice telling you that you must pay at least the amount shown in the notice by the end of the Grace Period to prevent your Policy from terminating. The notice will state the amount of Premium or repayment of Policy Loans necessary such that the Net Policy Account Value is at least equal to two times the Monthly Deduction Amount. You may pay a larger amount if you wish. If you do not pay us the amount shown in the notice before the end of the Grace Period, your Policy will end at the end of the Grace Period unless your Policy has an in force Guarantee Enhancement Rider. See "Guarantee Enhancement Rider" at page [33] above.


Your Policy will continue in effect through the Grace Period. If the Insured dies during the Grace Period, we will pay a Death Benefit in accordance with your instructions. However, we will reduce the proceeds by an amount equal to the Monthly Deductions due and unpaid. See "Death Benefit," on pages [28-30].

REINSTATEMENT. If your Policy lapses during the life of the Insured, you may apply for reinstatement of your Policy by paying us the reinstatement Premium. You must request reinstatement within five years from the end of the Grace Period while the Insured is living. The reinstatement Premium is equal to any charges due and unpaid on the date of lapse plus an amount sufficient to keep your Policy from entering the Grace Period for two months. If you choose, you may pay a larger amount. If any Policy Loan was outstanding at the time of lapse, you must either repay or reinstate the loan before we will reinstate your Policy. In addition, you must provide evidence of insurability satisfactory to us. The Policy Account Value on the reinstatement date will reflect the Premium paid at the time of reinstatement. We will advise you of the Surrender Charge, if any, that will apply to surrender of your Policy after reinstatement. All Policy charges will continue to be based on your original Issue Date.

CANCELLATION. You may cancel your Policy by returning it to us within thirty days after you receive it. If you return your Policy, it terminates and we will pay you an amount equal to your Premium. We will pay the refund within seven days of receiving your request. No Surrender Charge is imposed upon return of your Policy within the right to return period.

POSTPONEMENT OF PAYMENTS. We may defer for up to fifteen days the payment of any amount attributable to a Premium paid by check to allow the check a reasonable time to clear. We ordinarily will pay any amount attributable to the Policy Account Value allocated to the Variable Account within seven days, except:

     - whenever the New York Stock Exchange ("NYSE") is closed (other than customary weekend and holiday closings);

     - when trading on the NYSE is restricted or an emergency exists, as determined by the SEC, so that disposal of the Variable Account's investments or determination of the value of its net assets is not reasonably practicable; or

     -   at any other time permitted by the SEC for your protection.

In addition, we may delay payment of Policy Account Value in the Fixed Account for up to six months or a shorter period if required by law. If we defer payment for more than 30 days we will pay interest (if required) on the deferred amount at such rate as may be required by the applicable state or jurisdiction.

                             DEDUCTIONS AND CHARGES

We assess charges and deductions under your Policy against Premiums, the Sub-Accounts and the Policy Account Value. Additional deductions and expenses are paid out of the Portfolios' assets, as described in the Prospectuses of the Portfolios.

PREMIUM EXPENSE CHARGE. We charge a premium expense charge of 3.5% of each Premium paid. The premium expense charge is intended to cover a portion of our state premium tax expenses, certain federal tax liabilities resulting from the receipt of Premiums, and a portion of our distribution expenses. State premium tax rates vary from 0% to 4.0%. We do not vary this charge to reflect the actual premium tax rate in individual states or the absence of premium tax in certain states. Accordingly, the portion of this charge attributable to state premium taxes may be more or less than the premium taxes assessed in your state.

MORTALITY AND EXPENSE RISK CHARGE. On each Valuation Day, we will take a deduction from the Sub-Accounts to compensate First Penn-Pacific for certain expenses incurred in connection with this Policy. The mortality and expense risk charge will be calculated at an annual effective rate equivalent to 1.00% of average daily net assets of each Sub-Account, as described in the table of Policy Charges and Deductions on pages [10-11]. The amount deducted will be determined on each Valuation Day.

The mortality and expense risk charge is intended to compensate us for incurring certain expenses and assuming certain mortality risks under the Policies. The mortality risk assumed in relation to the Policy includes the risk that the cost of insurance charges specified in the Policy will be insufficient to meet claims. We also assume a risk that, on the Monthly Anniversary Day preceding the death of an Insured, the Death Benefit will exceed the amount on which the cost of insurance charges were based. The expense risk assumed is that expenses incurred in issuing and administering the Policies will exceed the administrative charges set in the Policy.

OTHER VARIABLE ACCOUNT CHARGE. We currently are not maintaining a provision for taxes attributable to the operations of the Variable Account (as opposed to the federal tax related to the receipt of Premiums under the Policies). In the future, however, we may make such a charge. Charges for other taxes, if any, attributable to the Variable Account or to this class of Policies may also be made.

MONTHLY DEDUCTION. Each month on the Monthly Anniversary Day we will take a Monthly Deduction from your Policy Account Value. The Monthly Deduction will consist of a cost of insurance charge, a Monthly Expense Charge, and any charges for optional benefit Riders. We deduct the Monthly Deduction pro rata from your interests in the Sub-Accounts and your Fixed Account balance.

COST OF INSURANCE CHARGE. The cost of insurance charge is intended to pay for the cost of providing life insurance coverage for the Insured. We guarantee that this charge will not exceed the maximum cost of insurance charge determined on the basis of the rates shown in the mortality table guaranteed in your Policy.

The current monthly cost of insurance charge is equal to the current cost of insurance rate times the net amount at risk. The net amount at risk is (a) -
(b), where:

     (a) is the Death Benefit on the first day of the Policy Month divided by 1.0032737; and

     (b) the Policy Account Value on the first day of the Policy Month prior to the deduction of the monthly Cost of Insurance and any rider costs based on the monthly Cost of Insurance.

Rates may differ based on the age, sex, rating class and history of tobacco use of the Insured. Your guaranteed cost of insurance rates are set forth in the mortality tables in your Policy. Because the net amount for which we are at risk under your Policy may vary monthly, your cost of insurance charge is likely to differ each month. If the Insured is still living and your Policy is in effect on the first Policy Anniversary after the Insured's 100th birthday, we will discontinue charging you a cost of insurance charge.

We determine the cost of insurance charge separately for the initial Specified Amount and each subsequent increase. The current cost of insurance charge covers our anticipated mortality costs for standard and substandard risks. We determine the current cost of insurance rates based on our expectations as to our future mortality experience and other factors. We guarantee, however, that we will never charge you a cost of insurance charge higher than the amount determined using the maximum guaranteed cost of insurance rates shown in the Policy. We base our cost of insurance rates on the Insured's sex, attained age or, for the first seven Policy Years, issue age and duration, rating class, and history of tobacco use. However, we issue unisex Policies in Montana. Our cost of insurance rates are based on the 1980 Commissioners Standard Ordinary ("1980 CSO") Mortality Table based on the Insured's sex, age last birthday, and history of tobacco use.

MONTHLY EXPENSE CHARGE. We charge a Monthly Expense Charge of $6.00 per month. We may raise or lower this charge, but it will never exceed $8.00 per month. The Monthly Expense Charge is intended to compensate us for administrative expenses such as salaries, postage, telephone, office equipment and periodic reports.

RIDER CHARGES. If you select our Long Term/Convalescent Care Riders or Guarantee Enhancement Rider, each month we will deduct a charge for each Rider. The charge is intended to cover our anticipated costs for providing the benefits offered under the Rider(s) you have selected. The monthly charge will depend on the type of Rider you select and the level of coverage provided. The monthly charge for our base Long-Term/Convalescent Care Rider also is based on the Insured's Age. The monthly charge for our other Long-Term/Convalescent Care Riders reflects the Insured's Age at issue. The monthly charge for our Guarantee Enhancement Rider is a percentage of Policy Account Value.

PORTFOLIO EXPENSES. You indirectly bear the charges and expenses of the Portfolios whose shares are held by the Sub-Accounts to which you allocate your Policy Account Value. The Variable Account purchases shares of the Portfolios at net asset value. Each Portfolio's net asset value reflects investment advisory fees and administrative expenses already deducted from the Portfolio's assets. For a summary of current estimates of these charges and expenses, see page [12] above. For more information concerning the investment advisory fees and other charges against the Portfolios, see the Prospectuses and the statements of additional information for the Portfolios, which are available upon request.

We may receive compensation from the investment advisers or administrators of the Portfolios. Such compensation will be consistent with the services we provide or the cost savings resulting from the arrangement and therefore may differ between Portfolios.

SURRENDER CHARGE. If you surrender your Policy, you may pay a Surrender Charge. The Surrender Charge equals the amount shown in the table in your Policy for the Policy Year in which surrender occurs. The Surrender Charge equals a percentage of your Initial Premium. The applicable Surrender Charge percentages are shown in the table on page [10] above. The applicable percentage is based on the Insured's age at issue and the number of complete years elapsed since the Issue Date. The amount of the Surrender Charge decreases over time. After the 14th Policy Year, the Surrender Charge is 0%. Payment of additional Premiums does not affect the Surrender Charge. Changes in the Specified Amount of your Policy will not affect the Surrender Charge.

The Surrender Charge is imposed to cover a portion of our actual distribution expenses, which include agents' sales commissions and other sales and distribution expenses. We expect to recover total sales expenses of the Policies over the life of the Policies. However, to the extent distribution costs are not recovered by the Surrender Charge or the premium expense charge, we may make up any shortfall from the assets of our general account, which includes funds derived from the mortality and expense risk charges charged to the Sub-Accounts and other fees and charges under the Policies.




PARTIAL WITHDRAWAL TRANSACTION FEE. We also charge a Partial Withdrawal Transaction Fee on a partial withdrawal from your Policy. The Partial Withdrawal Transaction Fee is $25 on each partial withdrawal. The Partial Withdrawal Transaction Fee is used to cover a portion of our administrative expenses in processing partial withdrawal requests. See "Surrender Charge" on page [40].

TRANSFER FEE. We charge a maximum transfer fee of $25 per transfer request after the first twelve transfer requests in any Policy Year, excluding transfers under our Dollar Cost Averaging and Asset Rebalancing Programs. We may change the number of free transfer requests and the transfer fee at any time, but you will always be able to make at least 12 free transfer requests per Policy Year and the transfer fee will never exceed $25.

We will deduct the transfer fee from the Policy Account Value remaining in the Sub-Account or the Fixed Account from which the transfer was made. If that amount is insufficient to pay the transfer fee, we will subtract it from the transferred amount.

SPECIAL PROVISIONS FOR GROUP OR SPONSORED ARRANGEMENTS. Where permitted by state insurance laws, Policies may be purchased under group or sponsored arrangements. We may reduce or waive the charges and deductions described above for Policies issued under these arrangements. Among other things, we may waive Surrender Charges and deductions to employees, officers, directors, agents, and immediate family members of the foregoing. We will reduce these charges and deductions in accordance with our rules in effect when we approve the application for a Policy. To qualify for a reduction, a group or sponsored arrangement must satisfy our criteria as to, for example, the size of the group, the expected number of participants and anticipated Premiums from the group. Generally, the sales contacts and effort, administrative costs and mortality cost per Policy vary based on such factors as the size of the group or sponsored arrangements, the purposes for which Policies are purchased and certain characteristics of the group's members. The amount of reduction and the criteria for qualification will reflect the reduced sales effort and administrative costs resulting from, and the different mortality experience expected as a result of, sales to qualifying groups and sponsored arrangements.

From time to time, we may modify both the amounts of reductions and the criteria for qualification. Reductions in these charges will not be unfairly discriminatory against any person, including the affected Policy Owners and all other owners of all other policies funded by the Variable Account.

                            GENERAL POLICY PROVISIONS

STATEMENTS TO POLICY OWNERS. We will maintain all records relating to the Variable Account and the Sub-Accounts. Each year we will send you a report showing information concerning your Policy transactions in the past year and the current status of your Policy. The report will include information such as the Policy Account Value as of the end of the current and the prior year, the current Death Benefit, Surrender Value, Loan Account Value, partial withdrawals, earnings, Premiums paid, and deductions made since the last annual report. We will also include any information required by state law or regulation. If you ask us, we will send you an additional report at any time. We may charge you up to [$25] for this additional report. We will tell you the current charge before we send you the report.

In addition, we will send you the financial statements of the Portfolios and other reports as specified in the Investment Company Act of 1940, as amended. We also will mail you confirmation notices or other appropriate notices of Policy transactions quarterly or more frequently within the time periods specified by law. Please give us prompt written notice of any address change. Please read your statements and confirmations carefully and verify their accuracy and contact us promptly with any questions.

LIMIT ON RIGHT TO CONTEST. In the absence of fraud, we may not contest the insurance coverage under your Policy after it has been in force for two years while the Insured is alive or for two years after any increase in the Specified Amount or any reinstatement. The two-year incontestability period may vary in certain states to comply with the requirements of state insurance laws and regulations.

In issuing your Policy, we rely on your application. Your statements in that application and any supplemental applications, in the absence of fraud, are considered representations and not warranties. In the absence of fraud, we will not use any statement made in connection with your application to void your Policy or to deny a claim, unless that statement is a part of the application or an amendment thereto.

SUICIDE. If the Insured commits suicide while sane or insane within two years of the Issue Date, the Death Benefit would be limited to the Premiums paid, less any Loan Account Value, Partial Withdrawals, and the cost of any riders, and the Policy will end. Likewise, if the Insured dies by suicide while sane or insane within two years after the effective date of any increase in the Specified Amount or reinstatement, the amount we will pay you (a) with respect to that increase will be limited to the Monthly Deductions taken in connection with that increase; and (b) with respect to the reinstatement will be limited to the Premiums paid since the reinstatement adjusted as described above. The suicide provisions may vary in certain states to comply with the requirements of state insurance laws and regulations.

MISSTATEMENT AS TO AGE AND SEX. If the age or sex of the Insured is incorrectly stated in the application, we will adjust any proceeds appropriately as specified in your Policy.

BENEFICIARY. You name the original Beneficiary(ies) in your Policy application. You may designate numbered classes of Beneficiaries to show priority of payment. You may assign more than one beneficiary to each class. You may change the Beneficiaries at any time while the Insured is alive, except irrevocable Beneficiaries may not be changed without their consent.

You must request a change of Beneficiary in writing. We will provide a form to be signed and filed with us. Your request for a change in Beneficiary will take effect as of the date you signed the form after we acknowledge receipt in writing. Until we acknowledge receipt of your change instructions, we are entitled to rely on your most recent instructions in our files. Accordingly, we are not liable for making a payment to the person shown in our files as the Beneficiary or treating that person in any other respect as the Beneficiary, even if instructions that we subsequently receive from you seek to change your Beneficiaries effective as of a date before we made the payment or took the action in question.

If you name more than one Beneficiary, we will divide the Death Benefit among your Beneficiaries according to your most recent written instructions. If you have not given us written instructions, we will pay the Death Benefit in equal shares to the Beneficiaries. If one of the

Beneficiaries dies before you, we will divide the Death Benefit among the surviving Beneficiaries. If no Beneficiary in the highest priority class is living, we will distribute the proceeds among the next highest class having a living member. The interest of any revocable Beneficiary is subject to the interest of any assignee. If no Beneficiary of any class is living, we will pay the proceeds to the Policy Owner or the Policy Owner's estate.

ASSIGNMENT. While the Insured is alive, you may assign your Policy as collateral security. You must notify us in writing if you assign your Policy. Until we receive notice from you, we are not liable for any action we may take or payments we may make that may be contrary to the terms of your assignment. We are not responsible for the validity of an assignment. Your rights and the rights of the Beneficiary may be affected by an assignment. An assignment may result in income tax and a ten percent penalty tax. You should consult your tax adviser before assigning your Policy.

DIVIDENDS.  We will not pay any dividend under the Policy.

NOTICE AND ELECTIONS. To be effective, all notices and elections under the Contract must be in writing, signed by you, and received by us at our Administrative Office. Certain exceptions may apply. Unless otherwise provided in the Policy, all notices, requests and elections will be effective when received at our Administrative Office complete with all necessary information.

MODIFICATION. We reserve the right to modify your Policy without your express consent, in the circumstances described in this Prospectus or as necessary to conform to applicable law or regulation or any ruling issued by a governmental agency. The provisions of your Policy will be construed so as to comply with the requirements of Section 7702 of the Tax Code.

                           FEDERAL TAX CONSIDERATIONS

NOTE: The following discussion is based upon our understanding of current federal income tax law applicable to life insurance policies in general. We cannot predict the probability that any changes in those laws will be made. Also, we do not guarantee the tax status of the Policies. You bear the complete risk that the Policies may not be treated as "life insurance contracts" under federal income tax laws.

In addition, this discussion does not include a detailed description of the federal income tax consequences of the purchase of these Policies or any discussion of special tax rules that may apply to certain purchase situations. We also have not tried to consider any other possibly applicable state or other tax laws, for example, the estate tax consequences of the Policies. You should seek tax advice concerning the effect on your personal tax liability of the transactions permitted under the Policy, as well as any other questions you may have concerning the tax status of the Policy or the possibility of changes in the tax law.

TAXATION OF FIRST PENN-PACIFIC AND THE VARIABLE ACCOUNT. First Penn-Pacific is taxed as a life insurance company under Part I of Subchapter L of the Tax Code. The operations of the Variable Account are taxed as part of the operations of First Penn-Pacific. Investment income and realized capital gains are not taxed to the extent that they are applied under the Policies.

Accordingly, we do not anticipate that First Penn-Pacific will incur any federal income tax liability attributable to the operation of the Variable Account (as opposed to the federal tax related to the receipt of Premiums under the Policies). Therefore, we are not making any charge or provision for federal income taxes. However, if the tax treatment of the Variable Account is changed, we may charge the Variable Account for its share of the resulting federal income tax.

In several states we may incur state and local taxes on the operations of the Variable Account. We currently are not making any separate charge or provision for them against the Variable Account. We do, however, use part of the charges we receive under the Policies to offset these taxes. If these taxes should be increased, we may make a charge or provision for them against the Sub-Accounts. If we do so, the results of the Sub-Accounts will be reduced.

TAX STATUS OF THE POLICY. The Policy is structured to satisfy the definition of a life insurance contract under the Tax Code using the cash value accumulation test. As a result, the Death Benefit ordinarily will be fully excluded from the gross income of the Beneficiary. The Death Benefit will be included in your gross estate for federal estate tax purposes if the proceeds are payable to your estate. The Death Benefit will also be included in your estate, if the Beneficiary is not your estate but you retained incidents of ownership in the Policy. Examples of incidents of ownership include the right to change Beneficiaries, to assign the Policy or revoke an assignment, and to pledge the Policy or obtain a Policy Loan. If you own and are the Insured under a Policy and if you transfer all incidents of ownership in the Policy more than three years before your death, the Death Benefit will not be included in your gross estate. State and local estate and inheritance tax consequences may also apply.

In addition, certain transfers of the Policy or Death Benefit, either during life or at death, to individuals (or trusts for the benefit of individuals) two or more generations below that of the transferor may be subject to the federal generation-skipping transfer tax.

In the absence of final regulations or other pertinent interpretations of the Tax Code, some uncertainty exists as to whether a substandard risk Policy will meet the statutory definition of a life insurance contract. If a Policy were deemed not to be a life insurance contract for tax purposes, it would not provide most of the tax advantages usually provided by a life insurance contract. We reserve the right to amend the Policies to comply with any future changes in the Tax Code, any regulations or rulings under the Tax Code and any other requirements imposed by the Internal Revenue Service ("IRS").

DIVERSIFICATION REQUIREMENTS. Section 817(h) of the Tax Code requires that the underlying assets of variable life insurance contracts be diversified. The Tax Code provides that a variable life insurance contract will not be treated as a life insurance contract for federal income tax purposes for any period and any subsequent period for which the investments are not adequately diversified. If the Policy were disqualified for this reason, you would lose the tax deferral advantages of the Policy and would be subject to current federal income taxes on all earnings allocable to the Policy.

The diversification standards set forth in the Tax Code and applicable U.S. Treasury Department Regulations are applied to each Sub-Account of the Variable Account by looking to the investments of the Portfolio underlying the Sub-Account. One of our criteria in selecting the Portfolios is that their investment managers intend to manage them in compliance with these diversification requirements. The Internal Revenue Service has stated, however, that satisfaction of the diversification requirements by itself does not prevent a contract holder from being treated as the owner of separate account asset under the "owner control" test discussed below.

OWNER CONTROL. In certain circumstances, variable life insurance contract owners will be considered the owners, for tax purposes, of separate account assets underlying their contracts. In those circumstances, the contract owners could be subject to taxation on the income and gains from the separate account assets.

In published rulings, the Internal Revenue Service has stated that a variable insurance contract owner will be considered the owner of separate account assets, if the owner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. As of the date of this Prospectus, the Treasury Department has not issued guidance on the extent to which variable contract owners could direct their investments among Sub-Accounts without being treated as owners of the underlying assets of the Variable Account. We cannot predict when or whether the Treasury Department will issue that guidance or what position the Treasury Department will take. In addition, although regulations are generally issued with prospective effect, it is possible that regulations may be issued with retroactive effect.

The ownership rights under the Policy are similar in many respects to those described in IRS rulings in which the contract owners were not deemed to own the separate account assets. In some respects, however, they differ. For example, under the Policy you have many more investment options to choose from than were available under the contracts involved in the published rulings, and you may be able to transfer Policy Account Value among the investment options more frequently than in the published rulings. Because of these differences, it is possible that you could be treated as the owner, for tax purposes, of the Portfolio shares underlying your Policy and therefore subject to taxation on the income and gains on those shares. Moreover, it is possible that the Treasury Department's position, when announced, may adversely affect the tax treatment of existing Policies. We therefore reserve the right to modify the Policy as necessary to attempt to prevent you from being considered the owner for tax purposes of the underlying assets.

The remainder of this discussion assumes that the Policy will be treated as a life insurance contract for federal tax purposes.

TAX TREATMENT OF LIFE INSURANCE DEATH BENEFIT PROCEEDS. In general, the amount of the Death Benefit payable under a Policy is excludable from gross income under the Tax Code. Certain transfers of the Policy, however, may result in a portion of the Death Benefit being taxable.

If the Death Benefit is not received in a lump sum and is, instead, applied under one of the proceeds options, payments generally will be prorated between amounts attributable to the Death Benefit, which will be excludable from the Beneficiary's income, and amounts attributable to interest (occurring after the insured's death), which will be includable in the beneficiary's income.

TAX DEFERRAL DURING ACCUMULATION PERIOD. Under existing provisions of the Tax Code, except as described below, any increase in your Policy Account Value is generally not taxable to you unless you receive or are deemed to receive amounts from the Policy before the Insured dies. If you surrender your Policy, the Cash Value (less any Monthly Expense Charge paid upon surrender) will be includable in your income to the extent the amount received exceeds the "investment in the contract." The "investment in the contract" generally is the total Premiums and other consideration paid for the Policy, less the aggregate amount received under the Policy previously to the extent such amounts received were excludable from gross income. Whether partial withdrawals (or other amounts deemed to be distributed) from the Policy constitute income depends, in part, upon whether the Policy is considered a "modified endowment contract" ("MEC") for federal income tax purposes.

POLICIES WHICH ARE MECS

CHARACTERIZATION OF A POLICY AS A MEC. In general, this Policy will constitute a MEC unless (1) it was received in exchange for another life insurance policy which was not a MEC, (2) no Premiums or other consideration (other than the exchanged policy) are paid into the Policy during the first seven Policy Years, and (3) there is no withdrawal or reduction in the Death Benefit during the first seven Policy Years. In addition, even if the Policy initially is not a MEC, it may, in certain circumstances become a MEC, if there is a later increase in benefits or any other "material change" of the Policy within the meaning of the tax law.

TAX TREATMENT OF WITHDRAWALS, LOANS, ASSIGNMENTS AND PLEDGES UNDER MECS. If your Policy is a MEC, withdrawals from your Policy will be treated first as withdrawals of income and then as a recovery of your investment in the Policy. Thus, you may realize taxable income upon a withdrawal if the Policy Account Value exceeds the investment in the Policy. You may also realize taxable income when you take a Policy Loan, because any loan (including unpaid loan interest) under the Policy will be treated as a withdrawal for tax purposes. In addition, if you assign or pledge any portion of the value of your Policy (or agree to assign or pledge any portion), the assigned or pledged portion of your Policy Account Value will be treated as a withdrawal for tax purposes. Before assigning, pledging, or requesting a loan under a Policy that is a MEC, you should consult a qualified tax adviser.

PENALTY TAX. Generally, withdrawals (or the amount of any deemed withdrawals) from a MEC are subject to a penalty tax equal to ten percent of the portion of the withdrawal that is includable in income, unless the withdrawals are made:
(1) after you reach age 59 1/2, (2) because you have become disabled (as defined in the tax law), or (3) as substantially equal periodic payments over your life or life expectancy (or the joint lives or life expectancies of you and your beneficiary, as defined in the tax law). Certain other exceptions to the ten percent penalty tax may apply.

AGGREGATION OF POLICIES. All life insurance policies which are MECs and which are purchased by the same person from us or any of our affiliates within the same calendar year will be aggregated and treated as one policy for purposes of determining the amount of a withdrawal (including a deemed withdrawal) that is includable in taxable income.

POLICIES WHICH ARE NOT MECS

TAX TREATMENT OF WITHDRAWALS GENERALLY. If your Policy is not a MEC, the amount of any withdrawal from the Policy will be treated first as a non-taxable recovery of Premiums and then as income from the Policy. Thus, only the portion of a withdrawal that exceeds the investment in the Policy immediately before the withdrawal will be includable in taxable income.

CERTAIN DISTRIBUTIONS REQUIRED BY THE TAX LAW IN THE FIRST 15 POLICY YEARS. Where cash distributions are required under the Tax Code in connection with a reduction in benefits during the first 15 years after the Policy is issued (or if withdrawals are made in anticipation of a reduction in benefits, within the meaning of the Tax Code, during this period), some or all of such amounts may be includable in taxable income.

TAX TREATMENT OF LOANS. If your Policy is not a MEC, a loan received under the Policy generally will be treated as indebtedness for tax purposes, rather than a withdrawal of Policy Account Value. As a result, you will not realize taxable income on any part of the loan as long as the Policy remains in force. If you surrender your Policy, however, any outstanding loan balance will be treated as an amount received by you as part of the Surrender Value. Accordingly, you may be subject to taxation on the loan amount at that time. Generally, you may not deduct interest paid on loans under the Policy, even if you use the loan proceeds in your trade or business.

LONG-TERM/CONVALESCENT CARE BENEFITS RIDER. The Riders are intended to be "qualified long-term care insurance contracts" under Section 7702B(b) of the Tax Code. Benefits paid under such qualified contracts will be excludable from income. Under current law, amounts deducted to pay for these Riders are treated for tax purposes as distributions from your Policy. Accordingly, if your Policy is a MEC or in certain circumstances if your Policy is not a MEC, the Rider charges assessed against the Policy Account Value may be taxable to you as income. Furthermore, if your Policy is a MEC, these deductions may be subject to a 10% penalty tax described above.

The Riders may be issued in certain states as "non-qualified" Riders. "Non-qualified" means that the Rider does not constitute qualified long term care insurance under section 7702B(b) of the Tax Code. The first page of your Rider will state whether it is issued as a qualified or non-qualified Rider. The tax treatment of the charges for and the benefits received from such a Rider, are uncertain. Accordingly, you should consult a tax advisor before adding a non-qualified Rider to your Policy or requesting benefits from such a Rider.

STATUS OF POLICY AFTER AGE 100. As described above, at the Insured's age 100 we transfer the Variable Account Value to the Fixed Account and make certain other changes to the Policy. We believe that the Policy will continue to qualify as life insurance under the Tax Code. However, there is some uncertainty as to this treatment. It is possible, therefore, that you would be viewed as constructively receiving the Surrender Value in the year in which the Insured attains age 100 and would realize taxable income at that time, even if the Policy proceeds were not distributed at that time.

ACTIONS TO ENSURE COMPLIANCE WITH THE TAX LAW. We believe that the maximum amount of Premiums we intend to permit for the Policies will comply with the Tax Code definition of a life insurance contract. We reserve the right to increase the Death Benefit (which may result in larger charges under a Policy) or to take any other action deemed necessary to ensure the compliance of the Policy with the federal tax definition of a life insurance contract.

FEDERAL INCOME TAX WITHHOLDING. When we process a partial withdrawal or a surrender under your Policy, we will ask you whether you want us to withhold and remit to the federal government a part of the taxable portion of the amount withdrawn or surrender proceeds. If you are subject to backup withholding, withholding is required. As a Policy Owner, you will be responsible for the payment of any taxes and early distribution penalties that may be due on the amounts received under the Policy, whether or not you choose withholding. You may also be required to pay penalties under the estimated tax rules, if your withholding and estimated tax payments are insufficient to satisfy your total tax liability.

TAX ADVICE. This summary is not a complete discussion of the tax treatment of the Policy. You should seek tax advice from an attorney who specializes in tax issues.

           DESCRIPTION OF FIRST PENN-PACIFIC AND THE VARIABLE ACCOUNT

FIRST PENN-PACIFIC. First Penn-Pacific was incorporated on June 19, 1963 as a stock life insurance company under the laws of the Commonwealth of Pennsylvania. It redomesticated to the State of Indiana effective January 1, 1993. Its executive and administrative offices are located at 10 N. Martingale Road, Schaumburg, Illinois 60173.

First Penn-Pacific is licensed to do business in the District of Columbia and every state except New York. First Penn-Pacific writes deferred annuities, universal life insurance, and term life insurance. It distributes its products through stockbrokers, financial planners, banks and personal producing general agents. It also manufactures deferred annuity products for its parent, Lincoln National Life Insurance Company for distribution through its career agents and banks. We intend to market the Policies everywhere in the United States we conduct life insurance business.

First Penn-Pacific is a member of the Insurance Marketplace Standards Association ("IMSA"). Accordingly, we may use the IMSA logo and membership in IMSA in advertisements. Being a member means that First Penn-Pacific has chosen to participate in IMSA's Life Insurance Ethical Market Conduct Program.

First Penn-Pacific is a wholly-owned subsidiary of Lincoln National Insurance Company, which is in turn a wholly-owned subsidiary of Lincoln National Corporation ("LNC"). Through its subsidiaries LNC operates multiple insurance and investment management businesses.

A fidelity bond in the amount of $100 million in the aggregate per year covers the officers and employees of First Penn-Pacific.

OFFICERS AND DIRECTORS OF FIRST PENN-PACIFIC. Our directors and officers are listed below, together with information as to their dates of election and principal business occupations during the past five years (if other than their present occupation). Where no dates are given, the person has held that position for at least the past five years.

ROLAND C. BAKER, President, January 1995 to date; Director, February 1995 to date.

MARCIA L. DUMOND, Vice President and General Counsel, August 1995 to date; Vice President, Government Relations, Lincoln National Corporation, August 1990 to August 1995.

THOMAS W. FITCH, Senior Vice President, Sales and Distribution, July 1999 to date; Director, November 1999 to date; Senior Vice President, Marketing, Financial Markets Division, July 1997 to July 1999, Vice President, Marketing, December 1986 to July 1997.

JOHN H. GOTTA, Director, January 2000 to date; Chief Executive Officer of Life Insurance, Senior Vice President and Assistant Secretary, Lincoln National Life Insurance Company, December, 1999 to date; Senior Vice President and Assistant Secretary, Lincoln National Life Insurance Company, April, 1998 to December 1999; Senior Vice President, Lincoln National Life Insurance Company, February 1998 to April 1998; Vice President and General Manager, Lincoln National Life Insurance Company, January 1998 to February 1998; Senior Vice President, CIGNA, March 1996 to December 1997; Vice President, Connecticut Mutual/Mass Mutual Life Insurance Company, August 1994 to March 1996.

RICHARD C. KLEIN, Senior Vice President and Chief Actuary, July 1999 to date; Director, November 1999 to date; Senior Vice President, Product Development Financial Markets Division, July 1997 to July 1999; Vice President, Product Development, December 1987 to July 1997.

STEPHEN J. MACDONALD, Vice President Business Acquisition Services, July 1999 to date; Vice President, New Business, Brokerage Division, February 1995 to July 1999;

MARK J. OBERHELLMAN, Vice President Product Development, July 1999 to date; Vice President Product Development, Brokerage Division, February 1998 to July 1999; Second Vice President Product Development, Brokerage Division, February 1995 to February 1998.

LAWRENCE T. ROWLAND, Director, November 1999 to date; Chairman, CEO, President and Director, Lincoln National Reassurance Company, October 1996 to date; Executive Vice President and Director, Lincoln National Life Insurance Company, October 1996 to date; Chairman, President and Director, Lincoln Re S.A., October 1996 to date; Senior Vice President, Lincoln National Life Reinsurance Company, October 1995 to October 1996; Vice President, Lincoln National Life Reinsurance Company, October 1991 to October 1995

STEVEN W. ROGERS, Second Vice President and Chief Financial Officer, November 1999 to date; Second Vice President and Controller, July 1992 to November 1999.

MAUREEN T. SLOAN, Vice President, Life and Annuity Client Services and Claims, July 1999 to date; Vice President, Life Client Services and Claims, January 1999 to July 1999; Vice President, Annuity Product Development and Administration July 1997 to January 1999; Second Vice President, Annuity Product Development and Administration July 1991 to July 1997.

TODD R. STEPHENSON, Director, November 1999 to date; Senior Vice President, Chief Financial Officer, Lincoln National Life Insurance Company, March 1999 to date; Director, Annuity Net, Inc. and AnnuityNet Insurance Agency, Inc., March 1999 to date; Vice President and Director, Lincoln Realty Capital Corp., January 1999 to date; Senior Vice President and COO, Lincoln Life and Annuity Distributors, Inc., January 1998 to March 1999; Senior Vice President and COO, Lincoln Financial Advisors Corp, January 1998 to March 1999; Senior Vice President, Treasurer, Director and Chief Financial Officer, American States Insurance Co., February 1995 to December 1997.

The business address of each of the foregoing officers and directors is 10 N. Martingale Road, Schaumburg, Illinois 60173.

VARIABLE ACCOUNT. First Penn-Pacific Variable Life Insurance Separate Account was originally established on May 25, 1995, as a segregated asset account of First Penn-Pacific, under the laws of the State of Indiana. The Variable Account meets the definition of a "separate account" under the federal securities laws and is registered with the SEC as a unit investment trust under the Investment Company Act of 1940. The SEC does not supervise the management of the Variable Account or First Penn-Pacific.

We own the assets of the Variable Account, but we hold them separate from our other assets. To the extent that these assets are attributable to the Policy Account Value of the Policies offered by this Prospectus, these assets are not chargeable with liabilities arising out of any other business we may conduct. Income, gains, and losses, whether or not realized, from assets allocated to the Variable Account are credited to or charged against the Variable Account without regard to our other income, gains, or losses. Our obligations arising under the Policies are general corporate obligations of First Penn-Pacific.

The Variable Account is divided into Sub-Accounts. The assets of each Sub-Account are invested in the shares of one of the Portfolios. We do not guarantee the investment performance of the Variable Account, its Sub-Accounts or the Portfolios. Values allocated to the Variable Account will rise and fall with the values of shares of the Portfolios and are also reduced by Policy charges. In the future, we may use the Variable Account to fund other variable universal life insurance policies. We will account separately for each type of variable life insurance policy funded by the Variable Account.

SAFEKEEPING OF THE VARIABLE ACCOUNT'S ASSETS. We hold the assets of the Variable Account. We keep those assets physically segregated and held separate and apart from our general account assets. We maintain records of all purchases and redemptions of shares of the Portfolios.

STATE REGULATION OF FIRST PENN-PACIFIC. We are subject to the laws of Indiana and regulated by the Indiana Department of Insurance. Every year we file an annual statement with the Indiana Department of

Insurance covering our operations for the previous year and our financial condition as of the end of the year. We are inspected periodically by the Indiana Department of Insurance to verify our contract liabilities and reserves. Our books and records are subject to review by the Indiana Department of Insurance at all times. We are also subject to regulation under the insurance laws of every jurisdiction in which we operate.

                            DISTRIBUTION OF POLICIES

First Penn-Pacific Securities, Inc. ("FPPSI") serves as distributor of the Policies. FPPSI is located at 10 N. Martingale Road, Schaumburg, Illinois 60173. FPPSI is our wholly-owned subsidiary. It is registered as a broker-dealer under the Securities Exchange Act of 1934, and is a member of the National Association of Securities Dealers, Inc.

The Policies described in this Prospectus are sold by registered representatives of broker-dealers or bank employees who are licensed insurance agents appointed by the Company, either individually or through an incorporated insurance agency. FPPSI enters into selling agreements with affiliated and unaffiliated broker-dealers and banks whose personnel participate in the offer and sale of the Policies. In some states, Policies may be sold by representatives or employees of banks that may be acting as broker-dealers without separate registration under the Securities Exchange Act of 1934, pursuant to legal and regulatory exceptions.

Generally, representatives will receive a commission of not more than 6.5% of the Premiums received in the first year. Representatives also will generally receive a commission on a Specified Amount increase. We may pay asset-based commissions in the future, the amount of which will depend on the amount of the front-end commission paid. In addition, certain overrides and production and managerial bonuses may be paid. These additional amounts may constitute a substantial portion of total commissions and fees paid. Firms to which service fees and commissions may be paid include affiliated broker-dealers. In addition we may pay or permit other promotional incentives in cash, or credit or other compensation. We also may pay asset-based expense allowances and services fees.

The distribution agreement with FPPSI provides for indemnification of FPPSI by First Penn-Pacific for liability to owners arising out of services rendered or policies issued.

The name and position of each officer and director of FPPSI as of January 1, 2000, is as follows:

Michael P. Jeanfreau       President and Director
Maureen A. Klouda          Chief Compliance Officer and Vice President
Steven W. Rogers           Treasurer and Chief Financial Officer
Thomas W. Fitch            Director
Roland C. Baker            Director
Marcia L. DuMond           Corporate Secretary

The principal business address of the officers and managers of FPPSI is 10 N. Martingale Road, Schaumburg, Illinois 60173.

                                LEGAL PROCEEDINGS

There are no pending legal proceedings affecting the Variable Account. First Penn-Pacific is involved in various pending or threatened legal proceedings arising from the conduct of its business. Most of these proceedings are routine in nature and in the ordinary course of business. In some instances, they include claims for unspecified punitive damages and similar fines of relief in addition to amounts for equitable relief. After consultation with legal counsel and a review of available facts, it is management's opinion that the ultimate liability, if any, under these suits will not have a material adverse effect on the financial position of First Penn-Pacific.

First Penn-Pacific is presently defending a lawsuit in which Plaintiff seeks to represent a national class of policyholders in connection with alleged violations of California's Insurance Code and Business and Professional Code related to premium collection. As of the date of this prospectus, the court has not certified a class in this suit. Plaintiff seeks unspecified damages and penalties for himself and on behalf of the putative class and equitable relief. Since this case is in the preliminary stages of litigation, it is premature to make assessments about potential loss, if any. Management is defending this suit vigorously. The amount of liability, if any, that may ultimately arise as a result of this suit cannot be reasonably determined at this time.

                                  LEGAL MATTERS

All matters of Indiana law pertaining to the Policy, including the validity of the Policy and our right to issue the Policy under Indiana law, have been passed upon by Marcia DuMond, Esq., General Counsel. The law firm of Jorden Burt Boros Cicchetti Berenson & Johnson, 1025 Thomas Jefferson St., Suite 400, East Lobby, Washington, D.C. 20007-5201, serve as special counsel to First Penn-Pacific with regard to the federal securities laws.

                             REGISTRATION STATEMENT

We have filed a registration statement with the SEC, Washington, D.C., under the Securities Act of 1933 as amended, with respect to the Policies offered by this Prospectus. This Prospectus does not contain all the information set forth in the registration statement and the exhibits filed as part of the registration statement. You should refer to the registration statement and the exhibits for further information concerning the Variable Account, First Penn-Pacific, and the Policies. The descriptions in this Prospectus of the Policies and other legal instruments are summaries. You should refer to those instruments as filed for their precise terms.

                                     EXPERTS

The statutory-basis financial statements of First Penn-Pacific included in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report which also appears elsewhere in this document and in the Registration Statement. The statutory-basis financial statements audited by Ernst & Young LLP have been included in this document in reliance on their report given on their authority as experts in accounting and auditing.

                              FINANCIAL STATEMENTS

No financial statements are included for the Variable Account. It has not yet commenced operations, has no assets or liabilities, and has received no income or incurred any expense. The statutory-basis financial statements of First Penn-Pacific that are included should be considered only as bearing upon First Penn-Pacific's ability to meet its contractual obligations under the Policies. First Penn-Pacific's financial statements do not bear on the investment experience of the assets held in the Variable Account. The most current financial statements of First Penn-Pacific are those as of the end of the most recent fiscal year. First Penn-Pacific does not prepare such financial statements more often than annually and believes that any incremental benefit to prospective Policy Owners that may result from preparing and delivering more current financial statements, though unaudited, does not justify the additional cost that would be incurred. First Penn-Pacific represents that there have been no adverse material changes in First Penn-Pacific's financial position or operations between the end of the most recent fiscal year and the date of this Prospectus.

                    First Penn-Pacific Life Insurance Company

                         Balance Sheets--Statutory Basis

                                                                            DECEMBER 31
                                                                        1999          1998
                                                                   ---------------------------
                                                                          (IN THOUSANDS)
ADMITTED ASSETS
Cash and investments:
 Bonds                                                              $ 1,000,920    $  943,281
 Redeemable preferred stocks                                             14,531        14,531
 Affiliated common stock                                                     20             -
 Mortgage loans                                                         222,221       184,859
 Policy loans                                                            48,852        49,048
 Short-term investments                                                  26,784        23,442
 Cash                                                                     5,387         5,413
                                                                   ---------------------------
Total cash and invested assets                                        1,318,715     1,220,574

Reinsurance balances recoverable                                          8,238         3,369
Deferred and uncollected life premiums, less loading
 (1999--$11,829,000; 1998--$9,507,000)                                    7,439        11,309
Accrued investment income                                                18,534        16,961
Receivable from The Lincoln
 National Life Insurance Company                                          3,356         5,841
Due from investment broker                                                    -           570
Other admitted assets                                                     3,031         2,836




                                                                   ---------------------------
Total admitted assets                                               $ 1,359,313    $1,261,460
                                                                   ===========================

                    First Penn-Pacific Life Insurance Company

                         Balance Sheets--Statutory Basis

                                                                            DECEMBER 31
                                                                        1999          1998
                                                                   ---------------------------
                                                                          (IN THOUSANDS)
LIABILITIES AND CAPITAL AND SURPLUS
Liabilities:
 Policy and contract liabilities:
  Life policy reserves                                               $1,154,295    $1,051,051
  Annuity reserves                                                       77,210        86,587
  Policy and contract claims                                              8,541         7,206
  Supplementary contracts without life contingencies                      1,214         1,817
                                                                   ---------------------------
Total policy and contract liabilities                                 1,241,260     1,146,661

Accrued expenses                                                         18,808        18,011
Remittances and items not allocated                                       6,844         5,529
Federal income taxes payable                                                626           506
Asset valuation reserve                                                  10,297         9,965
Interest maintenance reserve                                              4,778         5,227
Other liabilities                                                         3,932         5,967
                                                                   ---------------------------
Total liabilities                                                     1,286,545     1,191,866

Commitments and contingencies

Capital and surplus:
 Common stock--Par value $12.50 per share:
  Authorized, issued, and outstanding, 200,000 shares
  (owned by The Lincoln National Life Insurance Company)                  2,500         2,500
 Paid-in surplus                                                         12,916        12,916
 Unassigned surplus                                                      57,352        54,178
                                                                   ---------------------------
Total capital and surplus                                                72,768        69,594
                                                                   ---------------------------
Total liabilities and capital and surplus                            $1,359,313    $1,261,460
                                                                   ===========================


SEE ACCOMPANYING NOTES.

                    First Penn-Pacific Life Insurance Company

                    Statements of Operations--Statutory Basis

                                                                           YEAR ENDED DECEMBER 31
                                                                       1999         1998        1997
                                                                   -------------------------------------
                                                                               (IN THOUSANDS)
REVENUES
Life insurance premiums                                             $ 174,994    $ 160,048    $ 138,862
Annuity premiums                                                        4,266        4,333        4,394
Net investment income                                                  97,811       93,661       90,573
Commissions and expense allowances on reinsurance ceded                44,994       42,840       24,908
Fees for administrative services from
 The Lincoln National Life Insurance Company                           10,661        9,232        8,560
                                                                   -------------------------------------
Total revenues                                                        332,726      310,114      267,297

BENEFITS PAID OR PROVIDED
Death benefits                                                         38,440       33,272       28,923
Annuity benefits                                                        2,937        3,230        4,758
Surrender benefits                                                     59,158       71,187       72,498
Increase in policy and contract reserves                               95,586       76,483       59,642
Other benefits                                                          1,078        1,188        1,496
                                                                   -------------------------------------
Total benefits paid or provided                                       197,199      185,360      167,317

INSURANCE EXPENSES
Commissions and service fees                                           59,991       58,471       42,704
General expenses                                                       58,348       56,535       41,574
Insurance taxes, licenses, and fees                                     6,728        6,203        5,331
                                                                   -------------------------------------
Total insurance expenses                                              125,067      121,209       89,609
                                                                   -------------------------------------
Total benefits and insurance expenses                                 322,266      306,569      256,926
                                                                   -------------------------------------
Net gain from operations before federal
 income taxes and net realized capital gains (losses)                  10,460        3,545       10,371
Federal income taxes                                                    6,767        3,721        5,387
                                                                   -------------------------------------
Net gain (loss) from operations before
 net realized capital gains (losses)                                    3,693         (176)       4,984
Net realized capital gains (losses), less income taxes and
 amounts transferred to the interest maintenance reserve                    -         (341)         147
                                                                   -------------------------------------
Net income (loss)                                                   $   3,693    $    (517)   $   5,131
                                                                   =====================================

SEE ACCOMPANYING NOTES.

                    First Penn-Pacific Life Insurance Company

          Statements of Changes in Capital and Surplus--Statutory Basis

                                                                           YEAR ENDED DECEMBER 31
                                                                       1999         1998        1997
                                                                   -------------------------------------
                                                                               (IN THOUSANDS)
Common stock at beginning and end of year                            $  2,500     $  2,500     $  2,500

Additional paid-in surplus at beginning and end of year                12,916       12,916       12,916

Unassigned surplus at beginning of year                                54,178       55,241       52,338
Net income (loss)                                                       3,693         (517)       5,131
Change in net unrealized gain (loss) of investments                    (1,826)         198         (447)
Increase in asset valuation reserve                                      (332)        (876)        (617)
Change in nonadmitted assets                                            1,639          132       (1,164)
                                                                   -------------------------------------
Unassigned surplus at end of year                                      57,352       54,178       55,241
                                                                   -------------------------------------
Total capital and surplus at end of year                             $ 72,768     $ 69,594     $ 70,657
                                                                   =====================================


SEE ACCOMPANYING NOTES.

                                     First Penn-Pacific Life Insurance Company

                                     Statements of Cash Flows--Statutory Basis

                                                                           YEAR ENDED DECEMBER 31
                                                                       1999         1998        1998
                                                                   -------------------------------------
                                                                               (IN THOUSANDS)
OPERATING ACTIVITIES
Premiums, policy proceeds,
 and other considerations received                                  $ 180,593    $ 156,698    $ 137,585
Allowance and reserve adjustments
 received on reinsurance ceded                                         42,860       42,295       24,908
Net investment income received                                         95,690       93,109       88,130
Benefits paid                                                        (102,442)    (108,084)    (108,287)
Insurance expenses paid                                              (122,519)    (114,374)     (86,054)
Federal income taxes paid                                              (6,647)      (4,502)      (7,526)
Fees for administrative services received from
 The Lincoln National Life Insurance Company                           10,661        9,232        8,560
Other                                                                  (1,829)      (1,651)      (1,688)
                                                                   -------------------------------------
Net cash provided by operating activities                              96,367       72,723       55,628

INVESTING ACTIVITIES
Total investment proceeds                                             101,313      132,001      281,111
Total investments acquired                                           (197,845)    (175,302)    (342,952)
Federal income taxes (paid) recovered on capital gains and losses        (173)         704       (2,332)
Net (increase) decrease in policy loans                                   196         (582)       3,031
                                                                   -------------------------------------
Net cash used in investment activities                                (96,509)     (43,179)     (61,142)

FINANCING ACTIVITIES
Change in receivable from/payable to
 The Lincoln National Life Insurance Company                            2,485         (821)         343
Other                                                                     973       (1,896)       1,629
                                                                   -------------------------------------
Net cash provided by (used in) financing activities                     3,458       (2,717)       1,972
                                                                   -------------------------------------
Increase (decrease) in cash and short-term investments                  3,316       26,827       (3,542)
Cash and short-term investments at beginning of year                   28,855        2,028        5,570
                                                                   -------------------------------------
Cash and short-term investments at end of year                      $  32,171    $  28,855     $  2,028
                                                                   =====================================


SEE ACCOMPANYING NOTES.

                    First Penn-Pacific Life Insurance Company

                 Notes to Financial Statements--Statutory Basis


1. SIGNIFICANT ACCOUNTING POLICIES AND NATURE OF OPERATIONS

ORGANIZATION AND OPERATIONS

First Penn-Pacific Life Insurance Company ("First Penn") is domiciled in the state of Indiana. First Penn is a wholly owned subsidiary of The Lincoln National Life Insurance Company ("Lincoln Life"), which is a wholly owned subsidiary of Lincoln National Corporation ("LNC").

First Penn specializes in interest-sensitive and term life insurance products. Universal life accounted for approximately 80.5% of First Penn's 1999 premium. Premium for term life insurance accounted for approximately 16.9% of First Penn's 1999 premium. First Penn also receives fees for the marketing and administration of deferred annuity, universal life and term life products underwritten by Lincoln Life. Sales operations are conducted through marketing companies that distribute products through broker-dealers, financial institutions, payroll deduction specialists, and independent life agents. First Penn is licensed and writes business in all states, except for New York, with its primary markets being California, Florida, Illinois, and Ohio.

The preparation of financial statements of insurance companies requires management to make estimates and assumptions that affect amounts reported in financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

BASIS OF PRESENTATION

The accompanying financial statements of First Penn have been prepared in conformity with accounting practices prescribed or permitted by the Indiana Department of Insurance (the "Department"), which practices vary from generally accepted accounting principles ("GAAP"). The more significant variances from GAAP are as follows:

   INVESTMENTS

   Investments in bonds are reported at cost or amortized cost or fair value based on their National Association of Insurance Commissioners ("NAIC") rating. For GAAP, First Penn's bonds are classified as available-for-sale and, accordingly, are reported at fair value with changes in the fair values reported directly in shareholder's equity after adjustments for related amortization of deferred acquisition costs, additional policyholder commitments, and deferred income taxes.

                    First Penn-Pacific Life Insurance Company

1. SIGNIFICANT ACCOUNTING POLICIES AND NATURE OF OPERATIONS (CONTINUED)

   Under a formula prescribed by the NAIC, First Penn defers the portion of realized capital gains and losses on sales of fixed income investments, principally bonds and mortgage loans, attributable to changes in the general level of interest rates and amortizes those deferrals over the remaining period to maturity of the individual security sold. The net deferral is reported as the Interest Maintenance Reserve ("IMR") in the accompanying balance sheets. Realized capital gains and losses are reported in income net of federal income tax and transfers to the IMR. Under GAAP, realized capital gains and losses are reported in the income statement on a pretax basis in the period in which the asset giving rise to the gain or loss is sold.

   The asset valuation reserve ("AVR") is determined by an NAIC-prescribed formula and is reported as a liability rather than unassigned surplus. Under GAAP, valuation allowances are provided when there has been a decline in value deemed other than temporary, in which case, the provision for such declines is charged to income.

   POLICY ACQUISITION COSTS

   The costs of acquiring and renewing business are expensed when incurred. Under GAAP, deferred policy acquisition costs related to term life insurance, to the extent recoverable from future policy revenues, are deferred and amortized over the premium-paying period of the related policies using assumptions consistent with those used in computing policy benefit reserves. Under GAAP, deferred policy acquisition costs for universal life insurance, annuity, and other investment-type products, to the extent recoverable from future gross profits, are amortized generally in proportion to the present value of expected gross profits from surrender charges and investment, mortality, and expense margins.

   NONADMITTED ASSETS

   Certain assets designated as "nonadmitted," principally agents' balances and furniture and equipment, are excluded from the balance sheets and are charged directly to unassigned surplus.

   PREMIUMS

   Revenues for universal life policies and annuities consist of premiums rather than policy charges. Under GAAP, premiums received in excess of policy charges are not recognized as premium revenue.

                    First Penn-Pacific Life Insurance Company

1.  SIGNIFICANT ACCOUNTING POLICIES AND NATURE OF OPERATIONS (CONTINUED)

   PREMIUMS

   Revenues for universal life policies and annuities consist of premiums rather than policy charges. Under GAAP, premiums received in excess of policy charges are not recognized as premium revenue.

   Premiums and deposits with respect to annuity and other investment-type contracts are reported as premium revenues, whereas, under GAAP, such premiums and deposits are treated as liabilities and policy charges represent revenues.

   POLICY AND CONTRACT LIABILITIES

   Certain policy and contract liabilities are calculated based on statutorily required interest and mortality assumptions rather than on estimated expected experience and actual account balances. Policy and contract liabilities are reported net, rather than gross, of reinsured amounts.

   REINSURANCE

   Premiums, claims and policy benefits and contract liabilities are reported in the accompanying financial statements net of reinsurance amounts. For GAAP, all assets and liabilities related to reinsurance ceded contracts are reported on a gross basis. Commissions on business ceded are reported as income when received rather than deferred and amortized with deferred policy acquisition costs.

   INCOME TAXES

   Deferred income taxes are not provided for differences between the financial statement and tax bases of assets and liabilities.

   STATEMENTS OF CASH FLOWS

   Cash and short-term investments in the statements of cash flows represent cash balances and investments with initial maturities of one year or less. Under GAAP, the corresponding captions of cash and cash equivalents include cash balances and investments with initial maturities of three months or less.

                    First Penn-Pacific Life Insurance Company

1. SIGNIFICANT ACCOUNTING POLICIES AND NATURE OF OPERATIONS (CONTINUED)

A reconciliation of First Penn's net income (loss) and capital and surplus determined on a statutory basis with amounts determined in accordance with GAAP is as follows:

                                               CAPITAL AND SURPLUS                 NET INCOME (LOSS)
                                          -------------------------------------------------------------------
                                                   DECEMBER 31                   YEAR ENDED DECEMBER 31
                                              1999            1998           1999          1998        1997
                                          -------------------------------------------------------------------
                                                                     (IN THOUSANDS)
    Amounts reported on
      a statutory-basis                    $  72,768      $  69,594      $  3,693       $   (517)    $ 5,131
    GAAP adjustments:
      Deferred policy
         acquisition costs                   224,350        154,617        32,060         38,178      23,159
      Policy and
         contract reserves                   (65,342)       (59,715)      (10,581)       (10,984)     (9,878)
      Interest maintenance
         reserve                               4,778          5,227          (771)        (1,062)     (1,223)
      Deferred income taxes                  (13,799)       (22,203)       (4,698)        (6,083)     (2,577)
      Asset valuation reserve                 10,297          9,965             -              -           -
      Net realized gain (loss)
         on investments                       (2,497)        (1,150)         (851)        (1,161)      2,845
      Unrealized gain (loss)
         on investments                      (27,545)        46,333             -              -           -
      Nonadmitted assets,
         including nonadmitted
         investments                           6,563          6,318             -              -           -
      Other, net                             (13,536)       (10,672)        2,881          3,401       1,491
                                          -------------------------------------------------------------------
    Net increase                             123,269        128,720        18,040         22,289      13,817
                                          -------------------------------------------------------------------
    Amounts on a GAAP basis                $ 196,037      $ 198,314      $ 21,733       $ 21,772    $ 18,948
                                          ===================================================================

                    First Penn-Pacific Life Insurance Company

1. SIGNIFICANT ACCOUNTING POLICIES AND NATURE OF OPERATIONS (CONTINUED)

Other significant accounting practices are as follows:

INVESTMENTS

Bonds not backed by loans are principally stated at amortized cost and the discount or premium is amortized using the interest method.

Mortgage-backed bonds are valued at amortized cost and income is recognized using a constant effective yield based on anticipated prepayments and the estimated economic life of the securities. When actual prepayments differ significantly from anticipated prepayments, the effective yield is recalculated to reflect actual payments to date and anticipated future payments. The net investment in the securities is adjusted to the amount that would have existed had the new effective yield been applied since the acquisition of the securities.

Short-term investments include investments with maturities of less than one year at the date of acquisition. The carrying amounts for these investments approximate their fair value.

Redeemable preferred stocks are reported at cost or amortized cost.

Investment in affiliated common stock, consisting of First Penn's broker-dealer subsidiary, is reported at GAAP-basis net equity, adjusted for certain items which would be non-admitted under statutory accounting principles.

Mortgage loans on real estate are reported at unpaid balances, less allowances for impairments.

Policy loans are reported at unpaid balances.

Realized investment gains and losses on investments sold are determined using the specific identification method. Changes in admitted asset carrying amounts of bonds, mortgage loans, and redeemable preferred stocks are credited or charged directly in unassigned surplus.

                    First Penn-Pacific Life Insurance Company

1.  SIGNIFICANT ACCOUNTING POLICIES AND NATURE OF OPERATIONS (CONTINUED)

FURNITURE AND EQUIPMENT

Data processing equipment is reported at depreciated cost, with depreciation recorded on a straight-line basis using estimated useful lives of three to seven years. Accumulated depreciation amounted to $4,200,000 and $4,070,000 at December 31, 1999 and 1998, respectively.

Nonadmitted furniture and equipment are depreciated on a straight-line basis using an estimated useful life of 7 to 10 years.

PREMIUMS

Life insurance and annuity premiums are recognized as revenue when due.

BENEFITS

Life and annuity policy reserves are developed by actuarial methods that will provide, in the aggregate, reserves that are greater than or equal to the minimum or guaranteed policy cash values or the amounts required by law.

The tabular interest, tabular less actual reserve released, and the tabular cost have been determined by formula or from the basic data for such items. Tabular interest funds not involving life contingencies were determined using the actual interest credited to the funds plus the change in accrued interest.

RECLASSIFICATIONS

Certain amounts in the 1998 financial statements have been reclassified to conform with the 1999 presentation.

REINSURANCE

Reinsurance premiums and life and annuity benefits are accounted for on bases consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts. Premiums and benefits are reported net of reinsured amounts.

                    First Penn-Pacific Life Insurance Company

1. SIGNIFICANT ACCOUNTING POLICIES AND NATURE OF OPERATIONS (CONTINUED)

CODIFICATION OF STATUTORY ACCOUNTING POLICIES

In 1998, the NAIC adopted codified statutory accounting principles (Codification), effective January 1, 2001. Codification will likely change, to some extent, prescribed statutory accounting practices and may result in changes to the accounting practices that First Penn uses to prepare its statutory-basis financial statements. Codification will require adoption by the various states before it becomes the prescribed statutory basis of accounting for insurance companies domesticated within those states. Accordingly, before Codification becomes effective for First Penn, the Indiana Department of Insurance ("Department") must adopt Codification as the prescribed basis of accounting on which domestic insurers must report their statutory-basis results to the insurance departments. At this time, it is anticipated that the Department will adopt Codification. Management has not yet determined the impact of Codification on First Penn's statutory-basis financial statements.

2. PERMITTED STATUTORY ACCOUNTING PRACTICES

First Penn's statutory-basis financial statements are prepared in accordance with accounting practices prescribed or permitted by the Department. "Prescribed" statutory accounting practices include state laws, regulations, and general administrative rules, as well as a variety of publications of the NAIC. "Permitted" statutory accounting practices encompass all accounting practices that are not prescribed; such practices may differ from state to state, may differ from company to company within a state, and may change in the future.

                    First Penn-Pacific Life Insurance Company

3. INVESTMENTS

Investments in bonds and redeemable preferred stocks are summarized as follows:

                                           COST OR       GROSS         GROSS
                                          AMORTIZED    UNREALIZED    UNREALIZED     FAIR
                                            COST         GAINS         LOSSES      VALUE
                                        ---------------------------------------------------
                                                          (IN THOUSANDS)
At December 31, 1999:
 U.S. Treasury                          $     8,523      $    26     $    168    $   8,381
 Foreign governments                         28,202          452        2,079       26,575
 Corporate securities                       814,023        6,723       30,454      790,292
 Mortgage-backed securities                 150,172        1,675        2,564      149,283
                                        ---------------------------------------------------
Total bonds                               1,000,920        8,876       35,265      974,531
Redeemable preferred stocks                  14,531           94        1,672       12,953
                                        ---------------------------------------------------
Total bonds and
 Redeemable preferred stocks            $ 1,015,451      $ 8,970     $ 36,937    $ 987,484
                                        ===================================================

                                           COST OR       GROSS         GROSS
                                          AMORTIZED    UNREALIZED    UNREALIZED     FAIR
                                            COST         GAINS         LOSSES      VALUE
                                        ---------------------------------------------------
                                                          (IN THOUSANDS)
At December 31, 1998:
 U.S. Treasury                            $   8,732     $    508      $     -  $     9,240
 Foreign governments                         30,360        1,202        3,699       27,863
 Corporate securities                       742,056       44,665        4,546      782,175
 Mortgage-backed securities                 162,133        7,335          183      169,285
                                        ---------------------------------------------------
Total bonds                                 943,281       53,710        8,428      988,563
Redeemable preferred stocks                  14,531          224           75       14,680
                                        ---------------------------------------------------
Total bonds and
     Redeemable preferred stocks          $ 957,812     $ 53,934      $ 8,503  $ 1,003,243
                                        ===================================================

                    First Penn-Pacific Life Insurance Company

3. INVESTMENTS (CONTINUED)

The carrying amount and fair value of bonds at December 31, 1999, by contractual maturity, are as follows. Expected maturities differ from contractual maturities because certain borrowers have the right to call or prepay obligations with or without call or prepayment penalties.

                                                      CARRYING      FAIR
                                                       AMOUNT       VALUE
                                                   -------------------------
                                                         (IN THOUSANDS)
Years to maturity:
   In 2000                                          $   35,107    $  35,385
   In 2001-2004                                        149,537      147,732
   In 2005-2009                                        311,661      300,295
   After 2009                                          354,443      341,836
Mortgage-backed securities                             150,172      149,283
                                                   =========================
                                                    $1,000,920    $ 974,531
                                                   =========================

Proceeds from sales of investments in bonds during 1999, 1998 and 1997 were $91,544,372, $51,106,000, and $198,404,000, respectively. At December 31, 1999, investments in bonds, with an admitted asset value of $2,098,000, were on deposit with state insurance departments to satisfy regulatory requirements.

First Penn invests in commercial real estate mortgage loans. At December 31, 1999, $98,054,000 of First Penn's mortgages were collateralized by properties located in California, Michigan, Texas, and New Jersey. Such investments consist of first-mortgage liens on completed income-producing properties. The mortgage outstanding on any individual property does not exceed $10,000,000. The maximum and minimum lending rates for mortgage loans issued in 1999 were 8.55% and 6.55%, respectively. The maximum percentage of any one loan to the value of the security at the time of the loan exclusive of insured or guaranteed or purchase money mortgages was 75%. Fire insurance at least equal to the excess of the loan over the maximum loan which would be permitted by law on the land without the building is required on all properties covered by mortgage loans. At December 31, 1999, there were no mortgages with interest more than one year overdue, and during 1999 First Penn did not reduce interest rates on any mortgage loans.

                    First Penn-Pacific Life Insurance Company

3. INVESTMENTS (CONTINUED)

Net realized capital gains (losses) on investments are summarized as follows:

                                                                  1999         1998         1997
                                                                ----------------------------------
                                                                       (IN THOUSANDS)
   Bonds:
      Gross gains                                                $ 1,316     $ 1,738      $ 6,032
      Gross losses                                                  (821)     (4,353)        (709)
                                                                ----------------------------------
                                                                     495      (2,615)       5,323
   Mortgage loans                                                      -         411          772
   Real estate                                                         -         500          (10)
   Other invested assets                                               -           1          243
                                                                ----------------------------------
                                                                     495      (1,703)       6,328
   Less:
      Amounts transferred to the
        interest maintenance reserve                                 321        (658)       3,848
      Federal income taxes                                           174        (704)       2,333
                                                                ----------------------------------
   Net realized capital gains (losses)                          $      -     $  (341)     $   147
                                                                ==================================

Major categories of net investment income are summarized as follows:

                                                                  1999         1998         1997
                                                                ----------------------------------
                                                                       (IN THOUSANDS)
         Income:
            Bonds                                               $ 75,589    $ 71,966     $ 69,229
            Preferred stocks                                       1,192       1,197        1,207
            Mortgage loans on real estate                         16,214      15,092       16,240
            Real estate                                                -         121            -
            Policy loans                                           3,430       3,354        3,465
            Short-term investments and cash                        1,489       1,552          430
            Amortization of interest maintenance reserve             771       1,062        1,223
            Other                                                    304         694          621
                                                                ----------------------------------
         Total investment income                                  98,989      95,038       92,415
         Investment expenses                                       1,178       1,377        1,842
                                                                ----------------------------------
         Net investment income                                  $ 97,811    $ 93,661     $ 90,573
                                                                ==================================

                    First Penn-Pacific Life Insurance Company

4. FEDERAL INCOME TAXES

First Penn is included in the consolidated life-nonlife federal income tax return of LNC. First Penn's allocation of the 1999 and 1998 consolidated federal income tax liability of LNC is computed as if First Penn filed a separate federal income tax return.

In 1999, 1998, and 1997, First Penn's effective tax rates in the accompanying statutory-basis financial statements are higher than the maximum corporate tax rate. The difference is due principally to the deferral, for tax return purposes, of specified costs and amortization of these costs over periods of up to 10 years, which results in increased taxable income.

Under prior income tax law, one-half of the excess of a life insurance company's income from operations over its taxable investment income was not taxed, but was set aside in a special tax account designated as "Policyholders' Surplus." First Penn has approximately $4,844,000 of untaxed "Policyholders' Surplus" on which no payment of federal income taxes will be required unless it is distributed as a dividend, or under other specified conditions. Barring the passage of unfavorable legislation, First Penn does not believe that any significant portion of the account will be taxed in the foreseeable future and no related tax liability has been recognized. If the entire balance of the account became taxable under the current federal income tax rate, the tax would be approximately $1,695,000.

First Penn has incurred federal income taxes of $10,123,000 that are available for recoupment in the event of future losses.


5.  REINSURANCE

Certain premiums and benefits are assumed from and ceded to other insurance companies under various reinsurance agreements. Those ceded reinsurance agreements principally provide First Penn with increased capacity to write larger risks.

In 1999, 1998, and 1997, premium income excludes premiums ceded to affiliated insurance companies of $6,527,000, $9,070,000, and $7,789,000, respectively, and to nonaffiliated insurance companies of $85,097,000, $64,259,000, and $36,498,000 in 1999, 1998, and 1997, respectively. In 1999, 1998, and 1997, benefits paid or provided are net of amounts recovered from reinsurers totaling $42,718,000, $23,014,000, and $23,450,000, respectively. At December 31, 1999 and 1998, insurance reserves and claims have been shown net after deducting $223,207,275 and $231,831,000, respectively, for reinsurance ceded to both affiliated and unaffiliated companies.

First Penn would remain liable to the extent that the reinsuring companies are unable to meet their obligations.

                    First Penn-Pacific Life Insurance Company

6. TRANSACTIONS WITH RELATED PARTIES

First Penn participates in a short-term financing pool sponsored by LNC. At December 31, 1999 and 1998 First Penn had a net investment of $26,784,000 and $23,442,000 respectively, under this arrangement. Interest was earned at variable rates equal to the short-term investment yield of the pool.

First Penn also utilizes, on a fee basis, various affiliates as investment advisors and for other corporate services. First Penn paid $5,157,000, $3,400,000, and $4,026,000 in 1999, 1998, and 1997, respectively, for these services.

First Penn administers a block of annuity, universal life, and term business for Lincoln Life. Fees earned for these services in 1999, 1998, and 1997 were $9,540,000, $9,232,000, and $8,560,000, respectively.

First Penn participates in LNC's defined-benefit plans which provide retirement pension, medical, dental, and life insurance benefits. The plans cover substantially all of First Penn's employees meeting prescribed requirements for plan participation. First Penn's benefit plan expense was $704,400, $481,000, and $380,000 in 1999, 1998, and 1997, respectively.


7. ANNUITY RESERVES

At December 31, 1999, First Penn's annuity reserves and supplementary contracts without life contingencies that are subject to discretionary withdrawal
(with adjustment), subject to discretionary withdrawal (without adjustment), and not subject to discretionary withdrawal provisions are summarized as follows:


                                                                                AMOUNT     PERCENT
                                                                            -------------------------
                                                                            (IN THOUSANDS)
     Subject to discretionary withdrawal:
        At book value less current
          surrender charge of 5% or more                                    $  10,263         4.6%
        At book value (with minimal or no charge adjustment)                  210,012        93.4
                                                                            -------------------------
     Total subject to discretionary withdrawal                                220,275        98.0
     Not subject to discretionary withdrawal                                    4,538         2.0
                                                                            -----------
     Total annuity reserves before reinsurance                                224,813       100.0%
     Less reinsurance ceded                                                   146,389     ===========
                                                                            -----------
     Net annuity reserves and supplementary contracts without
        life contingencies                                                  $  78,424
                                                                            ===========

                    First Penn-Pacific Life Insurance Company

8. CAPITAL AND SURPLUS

Under Indiana insurance regulations, at December 31, 1999, First Penn is required to maintain minimum capital of $1,000,000 and minimum surplus of $250,000. First Penn exceeds the NAIC's risk-based capital requirements at December 31, 1999.

The payment of dividends by First Penn to its stockholder is limited and cannot be made except from earned profits of First Penn and, in certain circumstances, without prior approval of the Department. Ordinary dividends to the stockholder are restricted to the greater of 1999 statutory-basis net income or 10% of statutory-basis capital and surplus at December 31, 1999. In 1999, First Penn can pay dividends of $7,200,000 without the prior approval of the Indiana Insurance Commissioner.


9. COMMITMENTS AND CONTINGENCIES

First Penn is involved in various pending or threatened legal proceedings arising from the conduct of business. Most of these proceedings are routine in the ordinary course of business. First Penn maintains professional liability insurance coverage for claims in excess of $5,000,000. The degree of applicability of this coverage will depend on the specific facts of each proceeding. In some instances, these proceedings include claims for compensatory and punitive damages and similar types of relief in addition to amounts for alleged contractual liability or requests for equitable relief. After consultation with legal counsel and a review of available facts, it is management's opinion that the ultimate liability, if any, under these suits will not have a material adverse effect on the financial position of First Penn.

Two lawsuits involving alleged fraud in the sale of interest-sensitive universal life have been filed against First Penn. Plaintiffs seek unspecified damages and penalties. While the relief sought in these cases is substantial, it is premature to make assessments about the potential loss, if any, because the status of the cases is in the early stages of litigation. Management intends to defend these suits vigorously. The amount of liability, if any, which may arise as a result of these suits cannot be reasonably estimated at this time.

First Penn leases its office space under a noncancelable lease expiring in 2010 and various other equipment leases. In 1998, First Penn entered into a new lease agreement for office space which is effective in 2000. The previous lease will terminate at that time. Future minimum lease payments including those associated with the new lease agreement are $3,237,000 in 2000, $3,004,000 in 2001, $2,890,000 in 2002, $2,937,000 in 2003, and $3,000,000 in 2004 and $16,977,000
thereafter. Rental expense in 1999, 1998 and 1997 was $3,353,000, $3,462,000, and $2,462,000, respectively.

                    First Penn-Pacific Life Insurance Company

9. COMMITMENTS AND CONTINGENCIES (CONTINUED)

Periodically, First Penn is assessed by various state guaranty funds as part of those funds' activities to collect funds from solvent insurance companies to cover certain losses to policyholders that resulted from the insolvency or rehabilitation of other insurance companies. At December 31, 1999 and 1998, First Penn has established a liability for guaranty funds assessments of $2,350,000 and $2,500,000, respectively, for those insolvencies or rehabilitations that have actually occurred prior to that date. There are many uncertainties regarding the ultimate assessments that will be assessed. Assessments charged to expense in 1999, 1998 and 1997 for guaranty fund payments were $150,000, $319,000, and $461,000, respectively.

10. FAIR VALUE OF FINANCIAL INSTRUMENTS

The following discussion outlines the methodologies and assumptions used to determine the estimated fair values of First Penn's financial instruments. Considerable judgment is required to develop these fair values. Accordingly, the estimates shown are not necessarily indicative of the amounts that would be realized in a one-time, current market exchange of all First Penn's financial instruments.

CASH, SHORT-TERM INVESTMENTS, AND ACCRUED INVESTMENT INCOME

The carrying amounts reported in the balance sheets for these instruments approximate their fair values.

INVESTMENT SECURITIES

The fair values for bonds and redeemable preferred stocks are based on quoted market prices, where available. For bonds not actively traded, fair values are estimated using values obtained from independent pricing services.

MORTGAGE LOANS

The fair values for mortgage loans are estimated using a discounted cash flow method based on rating, maturity, and future income when compared to the expected yield for mortgages having similar characteristics. The rating for mortgages in good standing is based on property type, location, market conditions, occupancy, debt service coverage, loan to value, caliber of tenancy, borrower, and payment record. Problem mortgages are valued to reflect their monetary value to First Penn considering various items such as the degree of default, whether payments are still being made, interest rate, maturity, and operating performance of the underlying collateral.

                    First Penn-Pacific Life Insurance Company

10.  FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

POLICY LOANS

The estimated fair value of investments in policy loans is calculated using a composite discounted cash flow basis using Treasury interest rates consistent with the maturity durations assumed. These durations were based on historical experience.

INVESTMENT-TYPE INSURANCE CONTRACTS

The fair values of First Penn's liabilities under investment-type insurance contracts are equal to the cash surrender value of the contracts.

The carrying amounts and fair values of First Penn's financial instruments are as follows:

                                                    DECEMBER 31, 1999         DECEMBER 31, 1998
                                               -------------------------------------------------------
                                                 CARRYING        FAIR       CARRYING         FAIR
                                                  AMOUNT        VALUE        AMOUNT          VALUE
                                               -------------------------------------------------------
                                                         (IN THOUSANDS)
      ASSETS
      Bonds                                    $ 1,000,920     $ 974,531     $ 943,281     $ 988,563
      Redeemable preferred stocks                   14,531        12,953        14,531        14,680
      Affiliated common stock                           20            20             -             -
      Mortgage loans                               222,221       216,443       184,859       194,406
      Policy loans                                  48,852        51,240        49,048        54,475
      Short-term investments                        26,784        26,784        23,442        23,442
      Cash                                           5,387         5,387         5,413         5,413
      Accrued investment income                     18,534        18,534        16,961        16,961

      LIABILITIES
      Investment-type
         insurance contracts                        77,210        78,299        86,587        88,349

The fair value for First Penn's insurance contracts other than investment contracts is not required to be disclosed. However, the fair value of liabilities under all insurance contracts is taken into consideration in First Penn's overall management of interest rate risk, such that First Penn's exposure to changing interest rates is minimized through the matching of investment maturities with amounts due under insurance contracts.

                    First Penn-Pacific Life Insurance Company

11. IMPACT OF THE YEAR 2000 (UNAUDITED)

The Year 2000 issue was complex and affected many aspects of First Penn's business. First Penn was particularly concerned with Year 2000 issues that related to First Penn's computer systems and interfaces with the computer systems of vendors, suppliers, customers and business partners. From 1996-1999, Fist Penn redirected a large portion of internal Information Technology ("IT") efforts and contracted with outside consultants to update systems to address Year 2000 issues. Experts were engaged to assist in developing work plans and cost estimates and to complete remediation activities.

For the year ended December 31, 1999, First Penn identified expenditures of $1,605,000 to address this issue. Lincoln Life has reimbursed First Penn for a portion of the Year 2000 expenses incurred in 1999. The amount Lincoln Life reimbursed First Penn was $1,420,000, therefore, only $185,000 of Year 2000 expenses are actually included in First Penn's expenses for 1999. This brings the expenditures for 1996 through 1999 before reimbursement to $2,231,000 and after reimbursement to $811,000. Because updating systems and procedures is an integral part of First Penn's on-going operations, most of the expenditures shown above for 1999 are expected to continue after all Year 2000 issues have been resolved. All Year 2000 expenditures have been funded from operating cash flows.

The scope of the overall Year 2000 program included the following four major project areas: 1) addressing the readiness of business applications, operating systems and hardware on mainframe, personal computer and local area network platforms (IT); 2) addressing the readiness of non-IT embedded software and equipment (non-IT); 3) addressing the readiness of key business partners and 4) establishing Year 2000 contingency plans. First Penn completed these projects prior to December 31, 1999.

First Penn has not identified any major problems in its business processing. Minor problems have been resolved quickly. First Penn has not experienced any significant interruption in service to clients or business partners or in reporting to regulators.

12. SUBSEQUENT EVENT

On February 25, 2000, First Penn filed Registration Statement Form N-8 with the Securities and Exchange Commission ("SEC") to register the First Penn-Pacific Variable Life Insurance Separate Account ("Variable Account") as an investment company under the Investment Company Act of 1940, as amended. The Variable Account will issue the variable portion of flexible premium variable life insurance policies ("policies"). On February 25, 2000, First Penn filed Registration Statement Form S-6 with the SEC to register the variable portion of the policies under the Securities Act of 1933, as amended. The policies will be underwritten by First Penn-Pacific Securities, Inc., a wholly-owned subsidiary of First Penn.

                                  [LETTERHEAD]

                         Report of Independent Auditors

Board of Directors

First Penn-Pacific Life Insurance Company

We have audited the accompanying statutory-basis balance sheets of First Penn-Pacific Life Insurance Company (a wholly owned subsidiary of The Lincoln National Life Insurance Company) as of December 31, 1999 and 1998, and the related statutory-basis statements of operations, changes in capital and surplus, and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1, the accompanying financial statements have been prepared in conformity with accounting practices prescribed or permitted by the Indiana Department of Insurance, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States. The variances between such practices and accounting principles generally accepted in the United States and the effects on the accompanying financial statements are described in Note 1.

In our opinion, because of the effects of the matter described in the preceding paragraph, the financial statements referred to above do not present fairly, in conformity with accounting principles generally accepted in the United States, the financial position of First Penn-Pacific Life Insurance Company at December 31, 1999 and 1998, or the results of its operations or its cash flows for each of the three years in the period ended December 31, 1999.

However, in our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Penn-Pacific Life Insurance Company at December 31, 1999 and 1998, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting practices prescribed or permitted by the Indiana Department of Insurance.

                                                           /s/ Ernst & Young LLP


Fort Wayne, Indiana
March 15, 2000

                     ILLUSTRATIONS OF POLICY ACCOUNT VALUES,
                        SURRENDER VALUES, DEATH BENEFITS,
                    AND LONG-TERM/CONVALESCENT CARE BENEFITS

The following tables have been prepared to help show how values under Policies change with investment experience. The tables illustrate how Policy Account Values, Surrender Values, Death Benefits, and Long-Term/Convalescent Care Benefits ("LTC Benefits") under a Policy issued on an Insured of a given age would vary over time if the hypothetical gross investment rates of return on the Portfolios' assets were a uniform, gross, after tax, annual rate of 0% and 10%. If the hypothetical gross investment rate of return averages 0% or 10%, but fluctuates over or under those averages throughout the years, the Policy Account Values, Surrender Values, Death Benefits, and LTC Benefits may differ.

The amounts shown for the Policy Account Value, Surrender Value, Death Benefit, and LTC Benefit as of each Policy Anniversary reflect the fact that the net investment return on the assets held in the Sub-Accounts is lower than the gross after-tax return on the assets held in the Portfolios, as a result of expenses paid by the Portfolios and charges levied against the Sub-Accounts. The values shown reflect a daily charge to the Sub-Accounts of 1.00% of average daily net assets to compensate First Penn-Pacific for assuming mortality and expense risks under the Policies. The illustrations also reflect the deduction of the Premium Expense Charge of 3.5% of each Premium.

In addition, the net investment returns also reflect the deduction of the Portfolio investment advisory fees and other Portfolio expenses at an annual effective rate of 0.85%, which is the arithmetic average of the actual and estimated fees and expenses for all of the Portfolios, including any expense reimbursements or fee waivers. Without expense reimbursements and fee waivers, the annual effective rate would have been 0.87%. First Penn-Pacific anticipates that the expense reimbursement and fee waiver arrangements will continue past the current year. If there should be an increase or decrease in the expense reimbursements and fee waivers of a Portfolio, that change will be reflected in the net asset value of the corresponding Portfolio.

The tables also reflect applicable charges including monthly cost of insurance charges and a monthly expense charge of $6.00 per month on a current basis and $8.00 per month as a guaranteed maximum. For each hypothetical gross investment rate of return, tables are provided reflecting current and guaranteed cost of insurance charges and monthly expense charges. After deduction of these amounts (other than the cost of insurance charges, monthly expense charges and premium expense charges), hypothetical gross average investment rates of return of 0% and 10% correspond to approximate net annual investment rates of return of -1.85%% and 8.15%, respectively on both a current and guaranteed basis. Cost of insurance rates vary by issue age (or attained age in the case of increases in Specified Amount), sex, tobacco use, rating class and Policy Year and, therefore, cost of insurance charges are not reflected in the approximate net annual investment rate of return stated above. Surrender Values reflect a surrender charge that is applicable during the first fourteen Policy Years.

The tables illustrate the Policy Account Values, Surrender Values, Death Benefits, and maximum LTC Benefits that would result based upon the hypothetical investment rates of return if no Premium other than the indicated Initial Premium is paid, if the entire Initial Premium is allocated to the Separate Account, if no Policy loans are taken, and if no LTC Benefits are paid. The tables also assume that no partial withdrawals or transfers have been made. Partial withdrawals are subject to a charge of the lesser of $25 or 2% of the amount withdrawn per transaction. Partial withdrawals and loans will reduce the Death Benefit and LTC Benefits payable.

Values are shown for Policies that are issued to standard class Insureds. Values for Policies issued on a basis involving a higher mortality risk would result in lower Policy Account Values, Surrender Values, Death Benefits, and LTC Benefits than those illustrated. Females generally have a more favorable guaranteed rate structure than males.

The tables reflect the fact that no charges for Federal, state or other income taxes are currently made against the Separate Account. If such a charge is made in the future, it will take a higher gross rate of return than illustrated to produce the net after-tax returns shown in the tables.

The illustrated Policy has a LTC Benefits Rider that prepays the Death Benefit to reimburse expenses for long-term/convalescent care. The illustrated Policy also has an Extension of Benefits Rider ("EOB Rider") that provides additional long-term care benefits after the entire Death Benefit amount has been exhausted. The LTC Benefits shown in the attached tables reflect the total benefits payable under the LTC Benefits Rider and the EOB Rider. Monthly benefit payments can begin after a 90-day deductible period. Long-term care benefits are subject to special federal tax requirements, which are described in the prospectus in "Federal Tax Considerations:
Long-Term/Convalescent Care Benefits Rider."

LTC Benefits payable under these riders are subject to a daily benefit limit. The initial daily benefit limits under the illustrated LTC Benefits Rider and EOB Rider are as follows:


       Initial Home Health Care Daily Benefit:                       $ 100.00
       Initial Nursing Home Care Daily Benefit:                      $ 100.00
       Initial Home Assisted Living Daily Benefit:                   $ 100.00
       Initial Home Adult Day Care Daily Benefit:                    $ 100.00

The LTC Benefits Rider illustrated in effect provides for payment of the maximum daily benefit over a two-year period. Accordingly, the actual maximum daily amount payable under the LTC Benefits Rider equals the Death Benefit at the time of the claim divided by 730. The EOB Rider illustrated in effect provides for payment of the maximum daily benefit for an additional two years. The amount of the benefits payable under the EOB Rider is not affected by changes in the Death Benefit.

We also offer a Guarantee Enhancement Rider. This Rider provides for lifetime minimum benefits regardless of changes in the Policy Account Value, as long as the following conditions are met: (1) the specified Initial Premium is paid in full; (2) you have followed our recommendations, if any, to reduce the Specified Amount and LTC Benefit amount, but never below the minimum shown in your Policy Schedule; and (3) you have made no partial withdrawals or loans from the Policy.

The charges for optional benefit Riders are deducted from your Policy Account Value as part of the Monthly Deduction. These riders are described in more detail in the prospectus.

Where the Surrender Value shown in these illustrations is zero, the Policy (including any LTC Benefits or EOB Rider) may lapse in accordance with the Grace Period provisions if you do not pay sufficient additional Premium. However, if your Policy lapses while you are collecting LTC Benefits, we will continue to pay you LTC Benefits as provided in your Riders, while you continue to qualify for LTC Benefits.

Upon request, First Penn-Pacific will furnish a comparable illustration based on the proposed Insured's age, sex, underwriting classification, proposed Initial Premium, and any available Riders requested.

                                   INDIVIDUAL
                 FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
             WITH LTC BENEFITS RIDER (2 YEAR) AND EOB RIDER (2 YEAR)
                      MALE STANDARD NON-SMOKER ISSUE AGE 65
                             $42,566 INITIAL PREMIUM
                            $73,000 SPECIFIED AMOUNT
                       $73,000 LTC BENEFIT UNDER EOB RIDER
                       $146,000 TOTAL INITIAL LTC BENEFIT

                      VALUES--GUARANTEED COST OF INSURANCE


                                               0% HYPOTHETICAL                                     10% HYPOTHETICAL
                                           GROSS INVESTMENT RETURN                              GROSS INVESTMENT RETURN
                                           -----------------------                              -----------------------

 POLICY                        ACCOUNT     SURRENDER      DEATH          LTC        ACCOUNT     SURRENDER      DEATH         LTC
  YEAR     AGE     PREMIUM      VALUE        VALUE       BENEFIT       BENEFIT       VALUE        VALUE       BENEFIT      BENEFIT
  ----     ---     -------      -----        -----       -------       -------       -----        -----       -------      -------
    1       65     42,566       39,072        36,157       73,000      146,000       43,159        40,243      74,016       147,016
    2       66          0       36,963        34,047       73,000      146,000       45,361        42,445      75,922       148,922
    3       67          0       34,729        31,814       73,000      146,000       47,669        44,754      77,916       150,916
    4       68          0       32,348        29,433       73,000      146,000       50,084        47,168      79,990       152,990
    5       69          0       29,785        26,869       73,000      146,000       52,603        49,688      82,140       155,140
    6       70          0       26,989        24,073       73,000      146,000       55,222        52,306      84,355       157,355
    7       71          0       23,918        21,002       73,000      146,000       57,943        55,028      86,644       159,644
    8       72          0       20,516        17,600       73,000      146,000       60,770        57,855      89,017       162,017
    9       73          0       16,688        13,772       73,000      146,000       63,690        60,775      91,464       164,464
   10       74          0       12,333         9,418       73,000      146,000       66,699        63,783      93,989       166,989
   11       75          0        7,345         5,013       73,000      146,000       69,799        67,467      96,600       169,600
   12       76          0        1,593             0            0            0       72,995        71,245      99,302       172,302
   13       77          0            0             0            0            0       76,295        75,129     102,104       175,104
   14       78          0            0             0            0            0       79,703        79,120     105,001       178,001
   15       79          0            0             0            0            0       83,225        83,225     107,995       180,995
   16       80          0            0             0            0            0       86,861        86,861     111,085       184,085
   17       81          0            0             0            0            0       90,603        90,603     114,261       187,261
   18       82          0            0             0            0            0       94,442        94,442     117,523       190,523
   19       83          0            0             0            0            0       98,371        98,371     120,877       193,877
   20       84          0            0             0            0            0      102,386       102,386     124,331       197,331
   21       85          0            0             0            0            0      106,492       106,492     127,897       200,897
   22       86          0            0             0            0            0      110,695       110,695     131,581       204,581
   23       87          0            0             0            0            0      115,013       115,013     135,397       208,397
   24       88          0            0             0            0            0      119,465       119,465     139,351       212,351
   25       89          0            0             0            0            0      124,074       124,074     143,451       216,451
   26       90          0            0             0            0            0      128,866       128,866     147,695       220,695
   27       91          0            0             0            0            0      133,876       133,876     152,094       225,094
   28       92          0            0             0            0            0      139,142       139,142     156,648       229,648
   29       93          0            0             0            0            0      144,707       144,707     161,344       234,344
   30       94          0            0             0            0            0      150,583       150,583     166,136       239,136
   31       95          0            0             0            0            0      157,424       157,424     171,693       244,693
   32       96          0            0             0            0            0      165,387       165,387     178,150       251,150
   33       97          0            0             0            0            0      174,633       174,633     185,700       258,700
   34       98          0            0             0            0            0      185,282       185,282     194,600       267,600
   35       99          0            0             0            0            0      197,328       197,328     205,222       278,222

ASSUMPTIONS:

(1)  ASSUMES NO POLICY LOANS HAVE BEEN MADE.

(2) VALUES REFLECT GUARANTEED COST OF INSURANCE CHARGES AND GUARANTEED MONTHLY EXPENSE CHARGES.

(3) NET INVESTMENT RETURNS ARE CALCULATED AS THE HYPOTHETICAL GROSS INVESTMENT RETURN LESS ALL CHARGES AND DEDUCTIONS.

(4) DEATH BENEFIT REFLECTS CURRENT INTERNAL REVENUE CODE REQUIREMENTS BASED ON THE CASH VALUE ACCUMULATION TEST.

(5) WHEN THE SURRENDER VALUE IS ZERO, THE POLICY MIGHT LAPSE IN ACCORDANCE WITH THE GRACE PERIOD PROVISIONS UNLESS SUFFICIENT ADDITIONAL PREMIUM IS PAID.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER AND ACTUAL EXPENSES. THE DEATH BENEFIT, POLICY ACCOUNT VALUE, SURRENDER VALUE, AND LTC BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0% AND 10% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE BY FIRST PENN-PACIFIC LIFE INSURANCE COMPANY THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                                   INDIVIDUAL
                 FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
             WITH LTC BENEFITS RIDER (2 YEAR) AND EOB RIDER (2 YEAR)
                      MALE STANDARD NON-SMOKER ISSUE AGE 65
                             $42,566 INITIAL PREMIUM
                            $73,000 SPECIFIED AMOUNT
                       $73,000 LTC BENEFIT UNDER EOB RIDER
                       $146,000 TOTAL INITIAL LTC BENEFIT

                        VALUES--CURRENT COST OF INSURANCE


                                               0% HYPOTHETICAL                                     10% HYPOTHETICAL
                                           GROSS INVESTMENT RETURN                              GROSS INVESTMENT RETURN
                                           -----------------------                              -----------------------
 POLICY                        ACCOUNT     SURRENDER      DEATH          LTC        ACCOUNT   SURRENDER      DEATH           LTC
  YEAR     AGE     PREMIUM      VALUE        VALUE       BENEFIT       BENEFIT       VALUE      VALUE       BENEFIT        BENEFIT
  ----     ---     -------      -----        -----       -------       -------       -----      -----       -------        -------
    1       65     42,566       39,097        36,181       73,000      146,000       43,184       40,268      74,059       147,059
    2       66          0       37,034        34,119       73,000      146,000       45,433       42,518      76,044       149,044
    3       67          0       34,881        31,965       73,000      146,000       47,816       44,900      78,155       151,155
    4       68          0       32,626        29,710       73,000      146,000       50,340       47,424      80,400       153,400
    5       69          0       30,260        27,344       73,000      146,000       53,019       50,104      82,790       155,790
    6       70          0       27,771        24,855       73,000      146,000       55,868       52,952      85,342       158,342
    7       71          0       25,147        22,232       73,000      146,000       58,900       55,985      88,075       161,075
    8       72          0       22,805        19,889       73,000      146,000       62,385       59,469      91,382       164,382
    9       73          0       20,262        17,346       73,000      146,000       66,063       63,147      94,871       167,871
    10      74          0       17,470        14,554       73,000      146,000       69,936       67,020      98,550       171,550
    11      75          0       14,387        12,054       73,000      146,000       74,014       71,681     102,433       175,433
    12      76          0       10,971         9,222       73,000      146,000       78,311       76,562     106,535       179,535
    13      77          0        7,168         6,001       73,000      146,000       82,841       81,675     110,864       183,864
    14      78          0        2,909         2,326       73,000      146,000       87,617       87,034     115,428       188,428
    15      79          0            0             0            0            0       92,656       92,656     120,234       193,234
    16      80          0            0             0            0            0       97,969       97,969     125,290       198,290
    17      81          0            0             0            0            0      103,560      103,560     130,601       203,601
    18      82          0            0             0            0            0      109,436      109,436     136,182       209,182
    19      83          0            0             0            0            0      115,604      115,604     142,053       215,053
    20      84          0            0             0            0            0      122,078      122,078     148,244       221,244
    21      85          0            0             0            0            0      128,871      128,871     154,775       227,775
    22      86          0            0             0            0            0      136,003      136,003     161,664       234,664
    23      87          0            0             0            0            0      143,502      143,502     168,935       241,935
    24      88          0            0             0            0            0      151,399      151,399     176,602       249,602
    25      89          0            0             0            0            0      159,729      159,729     184,674       257,674
    26      90          0            0             0            0            0      168,532      168,532     193,157       266,157
    27      91          0            0             0            0            0      177,854      177,854     202,057       275,057
    28      92          0            0             0            0            0      187,753      187,753     211,374       284,374
    29      93          0            0             0            0            0      198,287      198,287     221,084       294,084
    30      94          0            0             0            0            0      209,494      209,494     231,131       304,131
    31      95          0            0             0            0            0      221,377      221,377     241,443       314,443
    32      96          0            0             0            0            0      232,572      232,572     250,519       323,519
    33      97          0            0             0            0            0      243,764      243,764     259,212       332,212
    34      98          0            0             0            0            0      255,664      255,664     268,523       341,523
    35      99          0            0             0            0            0      268,643      268,643     279,389       352,389

ASSUMPTIONS:

(1)  ASSUMES NO POLICY LOANS HAVE BEEN MADE.

(2) VALUES REFLECT CURRENT COST OF INSURANCE CHARGES AND CURRENT MONTHLY EXPENSE CHARGES.

(3) NET INVESTMENT RETURNS ARE CALCULATED AS THE HYPOTHETICAL GROSS INVESTMENT RETURN LESS ALL CHARGES AND DEDUCTIONS.

(4) DEATH BENEFIT REFLECTS CURRENT INTERNAL REVENUE CODE REQUIREMENTS BASED ON THE CASH VALUE ACCUMULATION TEST.

(5) WHEN THE SURRENDER VALUE IS ZERO, THE POLICY MIGHT LAPSE IN ACCORDANCE WITH THE GRACE PERIOD PROVISIONS UNLESS SUFFICIENT ADDITIONAL PREMIUM IS PAID.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER AND ACTUAL EXPENSES. THE DEATH BENEFIT, POLICY ACCOUNT VALUE, SURRENDER VALUE, AND LTC BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0% AND 10% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE BY FIRST PENN-PACIFIC LIFE INSURANCE COMPANY THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                                   INDIVIDUAL
                 FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
             WITH LTC BENEFITS RIDER (2 YEAR) AND EOB RIDER (2 YEAR)
                     FEMALE STANDARD NON-SMOKER ISSUE AGE 65
                             $38,393 INITIAL PREMIUM
                            $73,000 SPECIFIED AMOUNT
                       $73,000 LTC BENEFIT UNDER EOB RIDER
                       $146,000 TOTAL INITIAL LTC BENEFIT

                      VALUES--GUARANTEED COST OF INSURANCE


                                               0% HYPOTHETICAL                                     10% HYPOTHETICAL
                                           GROSS INVESTMENT RETURN                              GROSS INVESTMENT RETURN
                                           -----------------------                              -----------------------
 POLICY                        ACCOUNT     SURRENDER      DEATH          LTC        ACCOUNT      SURRENDER      DEATH         LTC
  YEAR     AGE     PREMIUM      VALUE        VALUE       BENEFIT       BENEFIT       VALUE         VALUE       BENEFIT      BENEFIT
  ----     ---     -------      -----        -----       -------       -------       -----         -----       -------      -------
    1       65     38,393       35,350        32,368       73,000      146,000       39,025        36,043        74,202      147,202
    2       66          0       33,593        30,611       73,000      146,000       41,124        38,142        76,097      149,097
    3       67          0       31,773        28,791       73,000      146,000       43,344        40,362        78,090      151,090
    4       68          0       29,885        26,903       73,000      146,000       45,695        42,713        80,182      153,182
    5       69          0       27,911        24,929       73,000      146,000       48,179        45,197        82,363      155,363
    6       70          0       25,824        22,842       73,000      146,000       50,796        47,814        84,626      157,626
    7       71          0       23,595        20,613       73,000      146,000       53,547        50,565        86,969      159,969
    8       72          0       21,183        18,201       73,000      146,000       56,427        53,445        89,392      162,392
    9       73          0       18,527        15,545       73,000      146,000       59,427        56,445        91,887      164,887
    10      74          0       15,572        12,590       73,000      146,000       62,544        59,562        94,462      167,462
    11      75          0       12,261         9,876       73,000      146,000       65,781        63,395        97,129      170,129
    12      76          0        8,517         6,728       73,000      146,000       69,138        67,349        99,891      172,891
    13      77          0        4,258         3,065       73,000      146,000       72,621        71,429       102,752      175,752
    14      78          0            0             0            0            0       76,235        75,639       105,711      178,711
    15      79          0            0             0            0            0       79,981        79,981       108,766      181,766
    16      80          0            0             0            0            0       83,857        83,857       111,914      184,914
    17      81          0            0             0            0            0       87,855        87,855       115,150      188,150
    18      82          0            0             0            0            0       91,962        91,962       118,470      191,470
    19      83          0            0             0            0            0       96,171        96,171       121,881      194,881
    20      84          0            0             0            0            0      100,477       100,477       125,388      198,388
    21      85          0            0             0            0            0      104,882       104,882       129,003      202,003
    22      86          0            0             0            0            0      109,395       109,395       132,735      205,735
    23      87          0            0             0            0            0      114,025       114,025       136,589      209,589
    24      88          0            0             0            0            0      118,784       118,784       140,572      213,572
    25      89          0            0             0            0            0      123,690       123,690       144,687      217,687
    26      90          0            0             0            0            0      128,768       128,768       148,944      221,944
    27      91          0            0             0            0            0      134,045       134,045       153,346      226,346
    28      92          0            0             0            0            0      139,551       139,551       157,891      230,891
    29      93          0            0             0            0            0      145,319       145,319       162,570      235,570
    30      94          0            0             0            0            0      151,364       151,364       167,347      240,347
    31      95          0            0             0            0            0      158,412       158,412       172,973      245,973
    32      96          0            0             0            0            0      166,606       166,606       179,563      252,563
    33      97          0            0             0            0            0      176,092       176,092       187,290      260,290
    34      98          0            0             0            0            0      186,981       186,981       196,395      269,395
    35      99          0            0             0            0            0      199,269       199,269       207,240      280,240

ASSUMPTIONS:

(1)  ASSUMES NO POLICY LOANS HAVE BEEN MADE.

(2) VALUES REFLECT GUARANTEED COST OF INSURANCE CHARGES AND GUARANTEED MONTHLY EXPENSE CHARGES.

(3) NET INVESTMENT RETURNS ARE CALCULATED AS THE HYPOTHETICAL GROSS INVESTMENT RETURN LESS ALL CHARGES AND DEDUCTIONS.

(4) DEATH BENEFIT REFLECTS CURRENT INTERNAL REVENUE CODE REQUIREMENTS BASED ON THE CASH VALUE ACCUMULATION TEST.

(5) WHEN THE SURRENDER VALUE IS ZERO, THE POLICY MIGHT LAPSE IN ACCORDANCE WITH THE GRACE PERIOD PROVISIONS UNLESS SUFFICIENT ADDITIONAL PREMIUM IS PAID.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER AND ACTUAL EXPENSES. THE DEATH BENEFIT, POLICY ACCOUNT VALUE AND SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0% AND 10% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE BY FIRST PENN-PACIFIC LIFE INSURANCE COMPANY THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                                   INDIVIDUAL
                 FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
              WITH LTC BENEFITS RIDER (2 YEAR) AND EOB RIDER (2 YEAR)
                     FEMALE STANDARD NON-SMOKER ISSUE AGE 65
                             $38,393 INITIAL PREMIUM
                            $73,000 SPECIFIED AMOUNT
                       $73,000 LTC BENEFIT UNDER EOB RIDER
                       $146,000 TOTAL INITIAL LTC BENEFIT

                        VALUES--CURRENT COST OF INSURANCE

                                               0% HYPOTHETICAL                                     10% HYPOTHETICAL
                                           GROSS INVESTMENT RETURN                              GROSS INVESTMENT RETURN
                                           -----------------------                              -----------------------
 POLICY                        ACCOUNT     SURRENDER      DEATH          LTC        ACCOUNT      SURRENDER      DEATH         LTC
  YEAR     AGE     PREMIUM      VALUE        VALUE       BENEFIT       BENEFIT       VALUE         VALUE       BENEFIT      BENEFIT
  ----     ---     -------      -----        -----       -------       -------       -----         -----       -------      -------
    1       65     38,393       35,374        32,392       73,000      146,000       39,050        36,068        74,249      147,249
    2       66          0       33,641        30,659       73,000      146,000       41,176        38,194        76,193      149,193
    3       67          0       31,845        28,863       73,000      146,000       43,424        40,442        78,234      151,234
    4       68          0       29,982        27,000       73,000      146,000       45,805        42,823        80,375      153,375
    5       69          0       28,032        25,050       73,000      146,000       48,321        45,339        82,606      155,606
    6       70          0       25,982        23,000       73,000      146,000       50,981        47,999        84,934      157,934
    7       71          0       23,817        20,835       73,000      146,000       53,795        50,813        87,373      160,373
    8       72          0       22,050        19,068       73,000      146,000       57,125        54,143        90,498      163,498
    9       73          0       20,158        17,176       73,000      146,000       60,652        57,670        93,781      166,781
    10      74          0       18,118        15,136       73,000      146,000       64,383        61,401        97,240      170,240
    11      75          0       15,896        13,510       73,000      146,000       68,325        65,940       100,886      173,886
    12      76          0       13,468        11,679       73,000      146,000       72,493        70,704       104,739      177,739
    13      77          0       10,793         9,600       73,000      146,000       76,896        75,703       108,800      181,800
    14      78          0        7,837         7,241       73,000      146,000       81,552        80,956       113,084      186,084
    15      79          0        4,538         4,538       73,000      146,000       86,470        86,470       117,591      190,591
    16      80          0          821           821       73,000      146,000       91,661        91,661       122,329      195,329
    17      81          0            0             0            0            0       97,128        97,128       127,304      200,304
    18      82          0            0             0            0            0      102,878       102,878       132,532      205,532
    19      83          0            0             0            0            0      108,918       108,918       138,036      211,036
    20      84          0            0             0            0            0      115,259       115,259       143,835      216,835
    21      85          0            0             0            0            0      121,917       121,917       149,956      222,956
    22      86          0            0             0            0            0      128,911       128,911       156,415      229,415
    23      87          0            0             0            0            0      136,261       136,261       163,225      236,225
    24      88          0            0             0            0            0      143,991       143,991       170,401      243,401
    25      89          0            0             0            0            0      152,131       152,131       177,955      250,955
    26      90          0            0             0            0            0      160,720       160,720       185,903      258,903
    27      91          0            0             0            0            0      169,797       169,797       194,246      267,246
    28      92          0            0             0            0            0      179,405       179,405       202,983      275,983
    29      93          0            0             0            0            0      189,597       189,597       212,104      285,104
    30      94          0            0             0            0            0      200,407       200,407       221,569      294,569
    31      95          0            0             0            0            0      211,836       211,836       231,308      304,308
    32      96          0            0             0            0            0      223,186       223,186       240,543      313,543
    33      97          0            0             0            0            0      234,976       234,976       249,918      322,918
    34      98          0            0             0            0            0      247,725       247,725       260,196      333,196
    35      99          0            0             0            0            0      261,692       261,692       272,160      345,160

ASSUMPTIONS:

(1)  ASSUMES NO POLICY LOANS HAVE BEEN MADE.

(2) VALUES REFLECT CURRENT COST OF INSURANCE CHARGES AND CURRENT MONTHLY EXPENSE CHARGES.

(3) NET INVESTMENT RETURNS ARE CALCULATED AS THE HYPOTHETICAL GROSS INVESTMENT RETURN LESS ALL CHARGES AND DEDUCTIONS.

(4) DEATH BENEFIT REFLECTS CURRENT INTERNAL REVENUE CODE REQUIREMENTS BASED ON THE CASH VALUE ACCUMULATION TEST.

(5) WHEN THE SURRENDER VALUE IS ZERO, THE POLICY MIGHT LAPSE IN ACCORDANCE WITH THE GRACE PERIOD PROVISIONS UNLESS SUFFICIENT ADDITIONAL PREMIUM IS PAID.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER AND ACTUAL EXPENSES. THE DEATH BENEFIT, POLICY ACCOUNT VALUE, SURRENDER VALUE, AND LTC BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0% AND 10% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE BY FIRST PENN-PACIFIC LIFE INSURANCE COMPANY THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                           PART II - OTHER INFORMATION

                           UNDERTAKING TO FILE REPORTS

Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, as amended, the undersigned Registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                      REPRESENTATION AS TO FEES AND CHARGES

First Penn-Pacific Life Insurance Company hereby represents that the fees and charges deducted under the Flexible Payment Variable Universal Life Insurance Policies hereby registered by this Registration Statement in the aggregate are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by First Penn-Pacific Life Insurance Company.

                     REPRESENTATION PURSUANT TO RULE 6e-3(T)

This filing is made pursuant to Rule 6e-3(T) under the Investment Company Act of 1940, as amended (the "1940 Act").

                        UNDERTAKING AS TO INDEMNIFICATION

Insofar as indemnification for liability arising under the Securities Act of 1933, as amended (the "Securities Act"), may be permitted to directors, officers and controlling persons of the Registrant, the Registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                     REPRESENTATION AS TO ACTUARIAL MATTERS

Actuarial matters included in this registration statement, including the hypothetical Policy illustrations included in the Prospectus filed herewith, have been examined by May Lee Low, Second Vice President and Actuary of the Company, and are included in reliance upon her opinion as to their reasonableness.

                     CONTENTS OF THIS REGISTRATION STATEMENT

This Registration Statement consists of the following papers and documents:

         Facing Sheet
         Cross-Reference Sheet
         Prospectus consisting of ___ pages
         Undertaking to File Reports
         Undertaking As To Indemnification
         Representation As To Fees and Charges
         Representation Pursuant to Rule 6e-3(T)
         Signature Pages
         Exhibits

                                  EXHIBIT LIST

1.       Exhibits required by paragraph A of the instructions as to Exhibits of
                                   Form N-8B-2


         (1) Resolution of the Board of Directors of First Penn-Pacific Life Insurance Company authorizing establishment of First Penn-Pacific Variable Life Insurance Separate Account, as amended and restated on February 22, 2000 (1)


         (2)      Custodian Agreement (not applicable)

         (3)      (a)      Form of Distribution Agreement (1)

                  (b)      Form of Broker-Dealer and General Agent Sales
                           Agreement (1)

                  (c)      Schedule of Sales Commissions (2)

         (4) Other Agreements between the depositor, principal underwriter, and custodian with respect to Registrant or its securities (not applicable)

         (5)      (a)      Specimen Policy (filed herewith)

                  (b)      Specimen Convalescent Care Benefits Rider
                           (filed herewith)

                  (c) Specimen Extension of Convalescent Care Benefits Rider (filed herewith)

                  (d) Specimen Extension of Convalescent Care Benefits Rider with Automatic Increasing Benefits
                           (filed herewith)

                  (e)      Specimen Guarantee Enhancement Rider (filed herewith)

         (6)      (a)      Articles of Incorporation of First  Penn-Pacific
                           Life Insurance Company (1)

                  (b)      By-laws of First Penn-Pacific Life Insurance Company
                           (1)

         (7)      Not applicable

         (8)      Participation Agreements

         (8)(a) Form of Participation Agreement among Variable Insurance Products Fund II, Fidelity Distributors Corporation, and _____________________________ (filed herewith)

         (8)(b) Form of Participation Agreement among Variable Insurance Products Fund, Fidelity Distributors Corporation and _____________________________ (filed herewith)

         (8)(c) Form of Participation Agreement between _____________ _______________ and Lincoln National Money Market Fund, Inc. (filed herewith)

         (8)(d) Form of Participation Agreement between ____________________ _________________________ and Lincoln National Bond
                  Fund, Inc. (filed herewith)

         (8)(e) Form of Participation Agreement by and among AIM Variable Insurance Funds, Inc., AIM Distributors, Inc., __________ ___________________, on behalf of itself and its separate accounts, and __________ (filed herewith)

         (8)(f) Form of Participation Agreement among Delaware Group Premium Fund, ______________________, and Delaware
                  Distributors, LP (filed herewith)

         (8)(g) Form of Participation Agreement among _______, _________, Alliance Capital Management L.P., and Alliance Fund Distrubutors, Inc.

         (9)      Other Material Contracts (not applicable)

         (10)     (a)      Specimen Application for Life Insurance
                           (filed herewith)

                  (b)      Specimen Application for Life Insurance
                           (filed herewith)

                  (c) Specimen Supplemental Application for Variable Life Insurance (filed herewith)

                  (d) Specimen Supplemental Application for Long Term Care Rider (filed herewith)

2.       Opinion and Consent of Counsel (filed herewith)

5.       All financial statements omitted from the Prospectus (not applicable)

6.       Not applicable

7.       Financial Data Schedule (not applicable)

8.       [Reserved]

9.       Actuarial Opinion and Consent (filed herewith)

10.      Consent of Ernst & Young LLP, Independent Auditors (filed herewith)

-------------------------
         (1) Incorporated by reference to Registration Statement on Form S-6 of First Penn-Pacific Variable Life Insurance Separate Account, filed February 25, 2000 (File No. 333-31116).

         (2) Incorporated by reference to Amendment No. 1 to Registration Statement on Form N-8b-2 of First Penn-Pacific Variable Life Insurance Separate Account, filed this date (File No. 811-9827).

                                   SIGNATURES

         As required by the Securities Act of 1933 and the Investment Company Act of 1940, the registrant has duly caused this Pre-Effective Amendment to the Registration Statement to be signed on its behalf in the City of Schaumburg, State of Illinois on the 30th of May, 2000.

                           FIRST PENN-PACIFIC VARIABLE LIFE
                           INSURANCE SEPARATE ACCOUNT
                                   (Registrant)

                           BY: FIRST PENN-PACIFIC LIFE INSURANCE COMPANY
                                   (Depositor)


                           By: /s/ Roland C. Baker
                              --------------------------------------------------
                                   Roland C. Baker
                                   President

         As required by the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:



/s/ Roland C. Baker
-----------------------
Roland C. Baker            President and Director                      May 30, 2000
                           (Chief Executive Officer)



/s/ Steven W. Rogers
-----------------------
Steven W. Rogers           Second Vice President and                   May 30, 2000
                           Chief Financial Officer (Principal
                           Financial Officer and Principal
                           Accounting Officer)



/s/ Thomas W. Fitch
-----------------------
Thomas W. Fitch            Senior Vice President and Director          May 30, 2000



/s/ Richard C. Klein
-----------------------
Richard C. Klein           Senior Vice President and Director          May 30, 2000


/s/ John H. Gotta
-----------------------
John H. Gotta                       Director                           May 30, 2000


/s/ Lawrence T. Rowland
-----------------------
Lawrence T. Rowland                 Director                           May 30, 2000


/s/ Todd R. Stephenson
-----------------------
Todd R. Stephenson                  Director                           May 30, 2000


                                                   EXHIBIT LIST

          1.5(a)    Specimen Policy

          1.5(b)    Specimen Convalescent Care Benefits Rider

          1.5(c)    Specimen Extension of Convalescent Care Benefits Rider

          1.5(d) Specimen Extension of Convalescent Care Benefits Rider with Automatic Increasing Benefits

          1.5(e)    Specimen Guarantee Enhancement Rider

          1.(8)(a) Form of Participation Agreement among Variable Insurance Products Fund II, Fidelity Distributors Corporation, and
                    _______________________________.

          1.(8)(b) Form of Participation Agreement among Variable Insurance Products Fund, Fidelity Distributors Corporation and
                    __________________________________.

          1.(8)(c) Form of Participation Agreement between ______________ __________________ and Lincoln National Money Market Fund, Inc.

          1.(8)(d) Form of Participation Agreement between_______________ ________________ and Lincoln National Bond Fund, Inc.

          1.(8)(e) Form of Participation Agreement by and among AIM Variable Insurance Funds, Inc., AIM Distributors, Inc., _________ __________________________, on behalf of itself and its separate accounts, and __________________________.

          1.(8)(f)  Form of Participation Agreement among Delaware Group
                    Premium Fund, ________________ and Delaware Distributors, LP

          1.(8)(g) Form of Participation Agreement among ___________________, ______________________, Alliance Capital Management L.P. and Alliance Fund Distributors, Inc.

          1.10(a)   Specimen Application for Life Insurance

          1.10(b)   Specimen Application for Life Insurance

          1.10(c)   Specimen Supplemental Application for Life Insurance

          1.10(d)   Specimen Supplemental Application for Long Term Care Rider

          2         Opinion and Consent of Counsel

          9         Actuarial Opinion and Consent

          10        Consent of Ernst & Young LLP, Independent Auditors


66424.3